As filed with the U.S. Securities and Exchange Commission on February 11, 2022.

Registration No. 333-262482

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

(Amendment No. 1)

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

ASCENT SOLAR TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	3674	20-3672603
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12300 Grant Street

Thornton, CO 80241

(720) 872-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Victor Lee

Ascent Solar Technologies, Inc.

12300 Grant Street

Thornton, Colorado 80241

(720) 872-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David C. Fischer (212) 407-4827 dfischer@loeb.com Brian Kollatz (310) 282-2242 bkollatz@loeb.com Loeb & Loeb LLP 345 Park Avenue New York, New York 10154	James H. Carroll Carroll Legal LLC 1449 Wynkoop Street Suite 507 Denver, CO 80202 (303) 888-4859 jcarroll@carroll.legal	Merrill M. Kraines Troutman Pepper Hamilton Sanders LLP 875 Third Avenue New York, NY 10022 (212) 704-6000 merrill.kraines@troutman.com

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED FEBRUARY 11, 2022

ASCENT SOLAR TECHNOLOGIES, INC.

833,333 Shares of Common Stock

Common Warrants to purchase up to 833,333 Shares of Common Stock

Representative’s Warrants to purchase up to 58,333 Shares of Common Stock

We are offering for sale 833,333 shares of our common stock, $0.0001 par value per share. Each share of our common stock is being sold together with one warrant to purchase one share of our common stock (the “Common Warrants”). The public offering price for each share of common stock and accompanying Common Warrant is $[●]. The Common Warrants are immediately exercisable, at an exercise price per share of common stock equal to $[●] and expire on the five-year anniversary of issuance. The shares of common stock and Common Warrants can only be purchased together in this offering, but the shares of common stock and Common Warrants will be issued separately and are immediately separately tradeable.

Our common stock is quoted on the Pink Market maintained by OTC Markets Group (the “OTC Pink” or “OTC Markets”) under the symbol “ASTI”, although as a result of the reverse split effected as of 5:00 pm Eastern Time on January 28, 2022 of the Company’s common stock, until March 1, 2022, the Company’s OTC Markets Symbol will temporarily be “ASTID”. We have applied to have our common stock and our Common Warrants listed on the Nasdaq Capital Market (“Nasdaq”) under the symbols “ASTI” and “ASTIW”, respectively, which listing is a condition to this offering. No assurance can be given that our application will be approved. The closing price of our common stock on February 9, 2022 as quoted on the OTC Pink was $12.00 per share. You are urged to obtain current market quotations for the common stock.

The combined public offering price per share and related warrant will be determined between us, the underwriters and investors based on market conditions at the time of pricing, and may be at a discount to the current market price of our shares of common stock. Prior to this offering, there has been a limited public market for our common stock on OTC Pink. Therefore, the assumed combined public offering price used throughout this prospectus or the recent closing price of our common stock may not be indicative of the actual combined public offering price.

Except as otherwise indicated, all share and per share information in this prospectus gives effect to the reverse stock split of the Company’s outstanding common stock, which was effected at a ratio of 1-for-5,000 shares as of 5:00 pm Eastern Time on January 28, 2022, trading for which began as of 9:30 am Eastern Time on January 31, 2022. However, share and per share amounts in financial information included herein have not been adjusted to give effect to the reverse stock split.

You should understand the risks associated with investing in our securities. Before making an investment, read the “Risk Factors,” which begin on page 6 of this prospectus and under similar headings in other documents filed after the date hereof and incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share and Warrant combination	Total
Public offering price (1)	$	$
Underwriting discounts and commissions (2)
Proceeds to us (before expenses)

(1)

The public offering price and underwriting discounts and commissions correspond to, in respect of a share of common stock and warrant combination, (x) a public offering price per share of common stock of $[●] and (y) a public offering price per Common Warrant of $0.0001.

i

(2)

We have agreed to pay the representative of the underwriters a management fee equal to 1.0% of the gross proceeds of this offering, to issue to the representative of the underwriters warrants (“Representative’s Warrants”) to purchase shares of common stock equal to 7.0% of the shares of common stock issued in this offering, and to reimburse certain expenses of the representative in connection with this offering. See “Underwriting” beginning on page 24 for additional disclosure regarding the compensation payable to the underwriters.

We have granted the underwriters an option to purchase an additional 124,999 shares of common stock and/or 124,999 additional Common Warrants from us (being up to 15% of the shares of common stock and/or up to 15% of the Common Warrants sold in this offering), in any combination thereof, at the public offering price per share and public offering price per Common Warrant, respectively, less the underwriting discounts and commissions, for thirty (30) days from the date of this prospectus.

Delivery of the shares of common stock and the Common Warrants is expected to be made on or about ________, 2022.

H.C. WAINWRIGHT & CO.

The date of this prospectus is ____________, 2022

ASCENT SOLAR TECHNOLOGIES, INC.

ABOUT THIS PROSPECTUS

You should rely only on the information provided in or incorporated by reference into this prospectus, in any prospectus supplement, or documents to which we otherwise refer you. We have not authorized anyone else to provide you with different information.

We have not authorized any dealer, agent or other person to give any information or make any representation other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or an accompanying prospectus supplement. This prospectus, or any accompanying prospectus supplement, do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus, or any accompanying prospectus supplement, constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus, or any prospectus supplement, is accurate on any date subsequent to the date set forth on the front of such document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Unless otherwise indicated, information contained or incorporated by reference into this prospectus concerning our industry, including our general expectations and market opportunity, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of our and our industry’s future performance are necessarily uncertain due to a variety of factors, including those described in “Risk Factors” beginning on page 6 of this prospectus. These and other factors could cause our future performance to differ materially from our assumptions and estimates.

SUMMARY

This summary only highlights selected information appearing elsewhere in this prospectus. As this is a summary, it does not contain all of the information that you should consider in making an investment decision. You should read this entire prospectus carefully, including the information under “Risk Factors” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before investing. In this prospectus, unless otherwise specified, the terms “we,” “us,” “our,” “Ascent,” “Ascent Solar” or the “Company” mean Ascent Solar Technologies, Inc.

Certain financial information contained in this prospectus has been rounded and, as a result, certain totals shown in this prospectus may not equal the arithmetic sum of the figures that should otherwise aggregate to those totals.

Prior to the recent reverse stock split, the Company had outstanding stock option grants that totaled 27 shares. Following the reverse stock split, these outstanding options have been reduced to a fraction of one share in the aggregate. The lowest split adjusted exercise price is $6 million per share. These options are not otherwise reflected in the information contained in this prospectus.

All share and per share information in this prospectus, with the exception of historical financial statements, have been adjusted to reflect:

•	a 1-for-5,000 reverse stock split of our common stock which became effective at the close of business on January 28, 2022;
•	the conversion of all of our outstanding shares of Series 1A convertible preferred stock into common stock on February 1, 2022; and
•	the conversion of $9,200,000 aggregate principal amount of our outstanding convertible promissory notes into common stock on February 1 and 2, 2022.

General

We seek to commercialize flexible photovoltaic (“PV”) modules using our proprietary, monolithic integration thin-film technology. Our proprietary manufacturing process deposits multiple layers of materials, including a thin film of highly efficient copper-indium-gallium-diselenide (“CIGS”) semiconductor material, on a flexible, lightweight, high tech plastic substrate, using a roll-to-roll manufacturing process followed by laser patterning the layers to create interconnected PV cells, or PV modules, in a process known as monolithic integration. We believe that our unique technology and manufacturing process, which results in a much lighter, flexible yet durable module package, provides us with unique market opportunities relative to both the crystalline silicon (“c-Si”) based PV manufacturers that currently lead the PV market, as well as other thin film PV manufacturers that use substrate materials such as glass, stainless steel or other metals that can be heavier and more rigid than plastics. We were formed in October 2005 as a spinoff from technology incubator, ITN Energy Systems, Inc. (“ITN”), of its Advanced Photovoltaic Division and all of that division’s key personnel and core technologies. Our technology was initially developed at ITN beginning in 1994 and subsequently assigned to us.

We believe that the use of CIGS on a flexible, durable, lightweight, high-tech plastic substrate will allow for unique and seamless integration of our PV modules into a variety of applications such as aerospace, defense, transportation, electronic products, off-grid structures and building integrated, as well as other products and applications that may emerge. For markets that place a high premium on weight, such as defense, space, near space, and aeronautic markets, we believe our materials provide attractive increases in power-to-weight ratio (specific power), and have superior specific power and voltage-to-area ratios than competing flexible PV thin-film technologies. We believe these metrics will be critical as we position ourselves to compete in challenging high value markets, such as aerospace, where Ascent Solar products can be integrated into satellites, near earth orbiting vehicles, airships and fixed wing unmanned aerial vehicles (“UAV”).

Three of our stockholders, Crowdex Investments, LLC (“Crowdex”), TubeSolar AG (“TubeSolar”), and BD 1 Investment Holdings, LLC (“BD1”), together beneficially own approximately 86.4% of our common stock prior to completion of this offering and are expected to beneficially own 84.1% of our common stock after completion of this offering. Crowdex is an investment holding company 100% indirectly beneficially owned by Bernd Förtsch. One of our directors, David Peterson, is the manager of Crowdex and cousin of Michael Gilbreth, the Company’s chief financial officer. Bernd Förtsch also controls TubeSolar, a leading German agricultural photovoltaic (“APV”) thin-film solar tube maker, with which the Company has entered into a Long Term Supply and Joint Development Agreement (“JDA”). See, “Risk Factors—Risks Relating to our

Business—As long as our significant stockholders, BD1, Crowdex, and TubeSolar, maintain their current holdings, the ability of our other stockholders to influence matters requiring stockholder approval will be limited,” and “Principal Stockholders.”

Recent Developments

Amended and Restated Certificate of Incorporation; Reverse Split

On January 28, 2022, we effected a 1:5,000 reverse stock split, and the number of outstanding shares of our common stock was reduced to 4,809,248 shares. The Company had also effected reverse stock splits in 2014, 2016, and 2018.

Conversion of  Series 1A Convertible Preferred Stock and Convertible Promissory Notes

On February 1 and 2, (i) $9,200,000 aggregate principal amount of our outstanding convertible promissory notes were converted into 18,400,000 shares of newly issued post-split common stock, and (ii) all of our outstanding shares of Series 1A convertible preferred stock were converted into 7,400,000 shares of newly issued post-split common stock.

After the conversions, as of February 9, 2022, we have 30,609,249 shares of common stock outstanding.

COVID-19

The COVID-19 pandemic has affected the Company in many ways just as the whole world experienced. The Company has been impacted, including as follows:

•	Severe disruption to our restructuring and recapitalization efforts due to travel restrictions and lock-down measures implemented by authorities across the globe;
•	Disruption to workforce scheduling and recruitment initiatives after new capital was secured;
•	Longer lead time and higher cost in raw materials and equipment parts;
•	Raising labor cost in line with overall inflation witnessed across the nation; and
•	Extended products and development cycle and longer delivery time to our customers.

2020 Pause

As previously reported, Ascent was predominantly in a dormant status for much of 2020 due to financial constraints and COVID-19. Beginning in mid-2020, however, the Company engaged in several initiatives that assisted with Ascent’s restructuring. These initiatives included, but are not limited to:

•	Secured a total of $2.75 million cash injection between June to September 2020 from a German investment consortium;
•	Settlement of several millions of dollars of outstanding debts and accounts payable with creditors in September 2020;
•	Negotiated with the incumbent convertible note holders to assign/transfer almost all outstanding notes to BD1in September 2020;
•

Negotiated a new lease agreement for our existing manufacturing facility in Thornton, Colorado with an affiliate of the building’s first lien holder, (the “Mortgage Holder”), which became the new property owner following the foreclosure of the property (see below);

•	Strengthened the Company’s board and management;

•

Aligned with leading German agricultural photovoltaic (“APV”) thin-film solar tube maker, TubeSolar, to secure a further $2.5 million strategic capital infusion in January 2021, as well as a long-term supply agreement in August 2021;

•	Secured a $3 million cash injection in March 2021 from a private investment fund at the fixed price of $200 per share (as adjusted for the reverse stock split);
•	Converted $5.8 million outstanding secured debt in March 2021 into Common Stock;
•	Completed delivery on a major supply contract in May 2021 with a developer of advanced unmanned, helium-filled airships;
•	Being recognized for exceptional device stability during space flight experiments while also receiving an Innovation Award at the Defense TechConnect Conference in October 2021; and
•	Completed a strategic capital raise of $10 million from BD1 in November 2021.

Foreclosure Sale of Facility

On July 29, 2020, the Company’s owned facility at 12300 Grant Street, Thornton, CO 80241 (the “Building”) was foreclosed by the Mortgage Holder and sold at public auction. The successful bidder for the Building was the Mortgage Holder, at the price of $7.193 million. As a result, the Company’s obligations to Mortgage Holder and all of the Company’s outstanding real property taxes on the Building were considered fully repaid. The company also booked approximately $3 million of non-cash gain from the sale of the Building.

On September 21, 2020, the Company entered into a lease agreement with 12300 Grant LLC (“Landlord”), an affiliated company of the Mortgage Holder, for approximately 100,000 rentable square feet of the Building (the “Lease”). The Lease term is for 88 months commencing on September 21, 2020 at a rent of $50,000 per month including taxes, insurance and common area maintenance until December 31, 2020. Beginning January 1, 2021, the rent adjusted to $80,000 per month on a triple net basis and shall increase at an annual rate of 3% per annum until December 31, 2027.

Corporate Information

We were incorporated under the laws of Delaware in October 2005. Our principal business office is located at 12300 Grant Street, Thornton, Colorado 80241, and our telephone number is (720) 872-5000. Our website address is www.AscentSolar.com. Information contained on our website or any other website does not constitute, and should not be considered, part of this prospectus.

The Offering

Common stock offered by us	833,333 shares of our common stock (or 958,333 shares of our common stock if the over-allotment option is exercised in full).

Warrants offered by us

Common Warrants to purchase up to 833,333 shares of common stock, which will be exercisable during the period commencing on the date of their issuance and ending five years from such date at an exercise price per share of common stock equal to $12.00. This prospectus also relates to the offering of the shares of common stock issuable upon exercise of the Common Warrants.

Underwriters’ option to purchase additional shares of common stock and/or Common Warrants

We have granted the underwriters an option to purchase up to an additional 124,999 shares of common stock and/or Common Warrants, in any combination thereof, from us at the public offering price per share and per Common Warrant, less the underwriting discounts and commissions (up to 15% of the number of shares of common stock and/or 15% of the number of Common Warrants in this offering), for a period of 30 days from the date of this prospectus.

Shares of common stock:

Number issued and outstanding before this offering	30,609,249

Number to be issued and outstanding after this offering	31,442,582(1)

Common Warrants:

Number issued and outstanding before this offering	0

Number to be issued and outstanding after this offering	833,333(2)

Use of proceeds

The net proceeds from our sale of securities in this offering will be approximately $8,718,000, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option in full to purchase additional shares of common stock and additional warrants, our net proceeds from this offering will be approximately $9,724,000. The net proceeds are to be used for general working capital purposes. For additional information please refer to the section entitled “Use of Proceeds” on page 20 of this prospectus.

Representative’s Warrants

We will issue to the representative of the underwriters, or its designees, at the closing of this offering warrants to purchase the number of shares of common stock equal to 7.0% of the aggregate number of shares of common stock sold in this offering, including shares sold upon exercise of the option to purchase additional securities. The representative’s warrants will be exercisable immediately and will expire five years after the effective date of the registration statement for this offering and are registered on the registration statement of which this prospectus is a part. The exercise price of the underwriters’ warrants will equal 125% of the public offering price per share. See “Underwriting.”

Proposed Nasdaq listing and symbol

Our common stock is quoted on the Pink Market maintained by OTC Markets Group (the “OTC Pink” or “OTC Markets”) under the symbol “ASTI”, although as a result of the reverse split effected as of 5:00 pm Eastern Time on January 28, 2022 of the Company’s common stock, until March 1, 2022, the Company’s OTC Markets symbol will temporarily be “ASTID”. We applied to have our common stock and our Common Warrants listed on the Nasdaq Capital Market under the symbols “ASTI” and “ASTIW”, respectively, which listing is a condition to this offering. No assurance can be given that our application will be approved. The closing price of our common stock on February 9, 2022 as quoted on the OTC Pink was $12.00 per share. You are urged to obtain current market quotations for the common stock.

Reverse Stock Split

On January 12, 2022, our board approved a reverse stock split of 1:5,000 of our authorized and our issued and outstanding shares of common stock effective after market close on January 28, 2022. Unless otherwise stated, all share and per share information in this prospectus reflects the reverse stock split of the authorized and outstanding common stock of the Company at a ratio of 1:5,000. However, share and per share amounts financial information included herein have not been adjusted to give effect to the reverse stock split.

(1)	Assumes the over-allotment option has not been exercised. If the over-allotment option is exercised in full, there will be a total of 958,333 shares of common stock issued and outstanding.

(2)	Assumes the over-allotment option has not been exercised. If the over-allotment option is exercised in full, there will be a total of 958,333 warrants issued and outstanding.

The number of shares of our common stock to be outstanding after this offering is based on 30,609,249 shares of common stock outstanding as of February 9, 2022, which assumes or gives effect to:

•	a 1-for-5,000 reverse stock split of our common stock which became effective at the close of business on January 28, 2022;
•

the issuance on February 1, 2022 of 7,400,000 shares of our common stock upon the conversion of all of our outstanding shares of Series 1A convertible preferred stock into common stock shortly after the effectiveness of the reverse stock split; and

•

the issuance on February 1 and 2, 2022 of 18,400,000 shares of our common stock upon the conversion of $9,200,000 aggregate principal amount of our outstanding convertible promissory notes shortly after the effectiveness of the reverse stock split.

Unless otherwise indicated, all information contained in this prospectus, including the number of our shares of common stock that will be outstanding after this offering, excludes:

•	2,400,000 shares of our common stock issuable upon conversion of all outstanding notes, totaling $1,200,000, at a conversion price of $0.50 per share;

•	up to 833,333 shares of common stock issuable upon exercise of the Common Warrants assuming no exercise of the over-allotment option;

•	up to 124,999 shares of common stock issuable upon exercise of the underwriters’ option to purchase additional shares of common stock, in full;
•	up to 124,999 shares of common stock if the underwriters exercise their option to purchase additional Common Warrants in full;
•

up to 58,333 shares of common stock issuable upon exercise of the Representative’s Warrants, with an assumed exercise price of $15.00 per share to be issued to the underwriter or its designees as compensation in connection with this offering.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this prospectus, before making a decision to invest in our securities. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. The risks included here are not exhaustive or exclusive. Other sections of this prospectus may include additional factors which could adversely affect our business, results of operations and financial performance. We operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Risks Relating to Our Business

Our continuing operations will require additional capital which we may not be able to obtain on favorable terms, if at all, or without dilution to our stockholders.  Since inception, we have incurred significant losses. We expect to continue to incur net losses in the near term.

While we have continued limited PV production at our manufacturing facility, we do not expect that sales revenue and cash flows will be sufficient to support operations and cash requirements until we have fully implemented our new strategy of focusing on high value PV products. Product revenues did not result in a positive cash flow for the 2020 year, and currently projected product revenues are not anticipated to result in a positive cash flow position for the next twelve months.

During 2021 and 2020, we entered into multiple financing agreements to fund operations, raising an aggregate of $18,250,000 in net proceeds. Together with the expected proceeds from this offering of $[*] (or $[*] assuming the over-allotment option is exercised in full), we believe that we have sufficient funds to continue planned operations for at least 18 months. We do not expect that sales revenue and cash flows will be sufficient to support operations and cash requirements for the foreseeable future, and we will depend on raising additional capital to maintain operations until we become profitable. There is no assurance that we will be able to raise additional capital on acceptable terms or at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing stockholders could be significantly diluted, and these newly issued securities may have rights, preferences or privileges senior to those of existing stockholders. If we raise additional funds through debt financing, which may involve restrictive covenants, our ability to operate our business may be restricted. If adequate funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products, expand capacity or otherwise respond to competitive pressures could be significantly limited, and our business, results of operations and financial condition could be materially and adversely affected.

Our auditors have expressed substantial doubt about our ability to continue as a going concern.  Our auditors’ report on our December 31, 2020 consolidated financial statements expresses an opinion that our capital resources as of the date of their audit report were not sufficient to sustain operations or complete our planned activities for the year 2021 unless we raised additional funds. Similarly, the auditors noted with respect to our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021, that, as a result of the Company’s recurring losses from operations and the need for additional financing to fund its operating and capital requirements, there is uncertainty regarding the Company’s ability to maintain liquidity sufficient to operate its business effectively, which raises doubt as to the Company’s ability to continue as a going concern. While the company believes that it has sufficient funds for the next twelve months, as a result of the Company’s recurring losses from operations, and the need for additional financing to fund its operating and capital requirements, there is uncertainty regarding the Company’s ability to maintain liquidity sufficient to operate its business effectively, which raises doubt as to the Company’s ability to continue as a going concern. Management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. Our December 31, 2020 consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

We have a limited history of operations, have not generated significant revenue from operations and have had limited production of our products.  We have a limited operating history and have generated limited revenue from operations. In 2011 under a prior commercialization strategy plan, we had revenue of $3.5 million and a net loss of $105.7 million. Our prior commercialization strategy was initially focused on building-related PV products and later on consumer PV. Currently we are producing products in quantities necessary to meet current demand. Under our current business plan, we expect losses to continue until annual revenues and gross margins reach a high enough level to cover operating expenses. Our ability to achieve our business, commercialization and expansion objectives will depend on a number of factors, including whether:

•	We can generate customer acceptance of and demand for our products;
•	We successfully ramp up commercial production on the equipment installed;
•	Our products are successfully and timely certified for use in our target markets;
•	We successfully operate production tools to achieve the efficiencies, throughput and yield necessary to reach our cost targets;
•	The products we design are saleable at a price sufficient to generate profits;
•	We raise sufficient capital to enable us to reach a level of sales sufficient to achieve profitability on terms favorable to us;

•	We are able to successfully design, manufacture, market, distribute and sell our products;
•	We effectively manage the planned ramp up of our operations;
•

We successfully develop and maintain strategic relationships with key partners, including OEMs, system integrators and distributors, retailers and e-commerce companies, who deal directly with end users in our target markets;

•	If our listing on the Nasdaq Capital Market is approved, our ability to maintain the listing of our common stock and warrants on the Nasdaq Capital Market;
•	Our ability to achieve projected operational performance and cost metrics;
•	Our ability to enter into commercially viable licensing, joint venture, or other commercial arrangements; and
•	The availability of raw materials.

Each of these factors is critical to our success, and accomplishing each of these tasks may take longer or cost more than expected or may never be accomplished. It also is likely that problems we cannot now anticipate will arise. If we cannot overcome these problems, our business, results of operations and financial condition could be materially and adversely affected.

We have to date incurred net losses and may be unable to generate sufficient sales in the future to become profitable.  We incurred net losses of $2,564,914 and $2,411,469 for the three and nine months ended September 30, 2021, and net income of $1,617,444 for the year ended December 31, 2020  and reported an accumulated deficit of $424,194,254 as of September 30, 2021. We expect to incur net losses in the near term. Our ability to achieve profitability depends on a number of factors, including market acceptance of our specialty PV products at competitive prices. If we are unable to raise additional capital and generate sufficient revenue to achieve profitability and positive cash flows, we may be unable to satisfy our commitments and may have to discontinue operations.

Our business is based on a new technology, and, if our PV modules or processes fail to achieve the performance and cost metrics that we expect, then we may be unable to develop demand for our PV modules and generate sufficient revenue to support our operations.  Our CIGS on flexible plastic substrate technology is a relatively new technology. Our business plan and strategies assume that we will be able to achieve certain milestones and metrics in terms of throughput, uniformity of cell efficiencies, yield, encapsulation, packaging, cost and other production parameters. We cannot assure you that our technology will prove to be commercially viable in accordance with our plan and strategies. Further, we or our strategic partners and licensees may experience operational problems with such technology after its commercial introduction that could delay or defeat the ability of such technology to generate revenue or operating profits. If we are unable to achieve our targets on time and within our planned budget, then we may not be able to develop adequate demand for our PV modules, and our business, results of operations and financial condition could be materially and adversely affected.

Our failure to further refine our technology and develop and introduce improved PV products could render our PV modules uncompetitive or obsolete and reduce our net sales and market share.  Our success requires us to invest significant financial resources in research and development to keep pace with technological advances in the solar energy industry. However, research and development activities are inherently uncertain, and we could encounter practical difficulties in commercializing our research results. Our expenditures on research and development may not be sufficient to produce the desired technological advances, or they may not produce corresponding benefits. Our PV modules may be rendered obsolete by the technological advances of our competitors, which could harm our results of operations and adversely impact our net sales and market share.

Failure to expand our manufacturing capability successfully at our facilities would adversely impact our ability to sell our products into our target markets and would materially and adversely affect our business, results of operations and financial condition.  Our growth plan calls for production and operations at our facility. Successful operations will require substantial engineering and manufacturing resources and are subject to significant risks, including risks of cost overruns, delays and other risks, such as geopolitical unrest that may cause us not to be able to successfully operate in other countries. Furthermore, we may never be able to operate our production processes in high volume or at the volumes projected, make planned process and equipment improvements, attain projected manufacturing yields or desired annual capacity, obtain timely delivery of components, or hire and train the additional employees and management needed to scale our operations. Failure to meet these objectives on time and within our planned budget could materially and adversely affect our business, results of operations and financial condition.

We may be unable to manage the expansion of our operations and strategic alliances effectively.  We will need to significantly expand our operations and form beneficial strategic alliances in order to reduce manufacturing costs through economies of scale and partnerships, secure contracts of commercially material amounts with reputable customers and capture a meaningful share of our target markets. To date, we have not formed such strategic alliances and can give no assurances that we will be able to do so. To manage the expansion of our operations and alliances, we will be required to improve our operational and financial systems, oversight, procedures and controls and expand, train and manage our growing employee base. Our management team will also be required to maintain and cultivate our relationships with partners, customers, suppliers and other third parties and attract new partners, customers and suppliers. In addition, our current and planned operations, personnel, facility size and configuration, systems and internal procedures and controls, even when augmented through strategic alliances, might be inadequate or insufficient to support our future growth. If we cannot manage our growth effectively, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures, resulting in a material and adverse effect to our business, results of operations and financial condition.

We depend on a limited number of third-party suppliers for key raw materials, and their failure to perform could cause manufacturing delays and impair our ability to deliver PV modules to customers in the required quality and quantity and at a price that is profitable to us. Our failure to obtain raw materials and components that meet our quality, quantity and cost requirements in a timely manner could interrupt or impair our ability to manufacture our products or increase our manufacturing cost. Most of our key raw materials are either sole sourced or sourced by a limited number of third-party suppliers. As a result, the failure of any of our suppliers to perform could disrupt our supply chain and impair our operations. Many of our suppliers are small companies that may be unable to supply our increasing demand for raw materials as we implement our planned expansion. We may be unable to identify new suppliers in a timely manner or on commercially reasonable terms. Raw materials from new suppliers may also be less suited for our technology and yield PV modules with lower conversion efficiencies, higher failure rates and higher rates of degradation than PV modules manufactured with the raw materials from our current suppliers.

Our products may never gain sufficient market acceptance, in which case we would be unable to sell our products or achieve profitability.  Demand for our products may never develop sufficiently, and our products may never gain market acceptance, if we fail to produce products that compare favorably against competing products on the basis of cost, quality, weight, efficiency and performance. Demand for our products also will depend on our ability to develop and maintain successful relationships with key partners, including distributors, retailers, OEMs, system integrators and value-added resellers. If our products fail to gain market acceptance as quickly as we envision or at all, our business, results of operations and financial condition could be materially and adversely affected.

We are targeting emerging markets for a significant portion of our planned product sales. These markets are new and may not develop as rapidly as we expect or may not develop at all.  Our target markets include portable power, defense, transportation, space and near space markets. Although certain areas of these markets have started to develop, some of them are in their infancy. We believe these markets have significant long-term potential; however, some or all of these markets may not develop and emerge as we expect. If the markets do develop as expected, there may be other products that could provide a superior product or a comparable product at lower prices than our products. If these markets do not develop as we expect, or if competitors are better able to capitalize on these markets our revenues and product margins may be negatively affected.

Failure to consummate strategic relationships with key partners in our various target market segments, such as defense and portable power, transportation, space and near space, and the respective implementations of the right strategic partnerships to enter these various specified markets, could adversely affect our projected sales, growth and revenues.  We intend to sell thin-film PV modules for use in portable power systems, defense and portable power systems, transportation, space and near space solar panel applications. Our marketing and distribution strategy is to form strategic relationships with distributors, value added resellers and e-commerce to provide a foothold in these target markets. If we are unable to successfully establish working relationships with such market participants or if, due to cost, technical or other factors, our products prove unsuitable for use in such applications; our projected revenues and operating results could be adversely affected.

If sufficient demand for our products does not develop or takes longer to develop than we anticipate, we may be unable to grow our business, generate sufficient revenue to attain profitability or continue operations.  The solar energy industry is currently dominated by the rigid crystalline silicon based technology. The extent to which our flexible thin film PV modules will be widely adopted is uncertain. Many factors, of which several are outside of our control, may affect the viability of widespread adoption and demand for our flexible PV modules.

We face intense competition from other manufacturers of thin-film PV modules and other companies in the solar energy industry.  The solar energy and renewable energy industries are both highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete with the larger electric power industry. We believe our main sources of competition are other thin-film PV manufacturers and companies developing other solar solutions, such as solar thermal and concentrated PV technologies.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. A competitor’s greater size provides them with a competitive advantage because they often can realize economies of scale and purchase certain raw materials at lower prices. Many of our competitors also have greater brand name recognition, established distribution networks and large customer bases. In addition, many of our competitors have well-established relationships with our current and potential partners and distributors and have extensive knowledge of our target markets. As a result of their greater size, these competitors may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Our failure to adapt to changing market conditions and to compete successfully with existing or future competitors could materially and adversely affect our business, results of operations and financial condition.

Problems with product quality or performance may cause us to incur warranty expenses, damage our market reputation and prevent us from maintaining or increasing our market share. If our products fail to perform as expected while under warranty, or if we are unable to support the warranties, sales of our products may be adversely affected or our costs may increase, and our business, results of operations and financial condition could be materially and adversely affected.

We may also be subject to warranty or product liability claims against us that are not covered by insurance or are in excess of our available insurance limits. In addition, quality issues can have various other ramifications, including delays in the recognition of revenue, loss of revenue, loss of future sales opportunities, increased costs associated with repairing or replacing products, and a negative impact on our goodwill and reputation. The possibility of future product failures could cause us to incur substantial expenses to repair or replace defective products. Furthermore, widespread product failures may damage our market reputation and reduce our market share causing sales to decline.

Currency translation risk may negatively affect our net sales, cost of equipment, cost of sales, gross margin or profitability and could result in exchange losses.  Although our reporting currency is the U.S. dollar, we may conduct business and incur costs in the local currencies of other countries in which we operate, make sales or buy equipment or materials. As a result, we are subject to currency translation risk. Our future contracts and obligations may be exposed to fluctuations in currency exchange rates, and, as a result, our capital expenditures or other costs may exceed what we have budgeted. Further, changes in exchange rates between foreign currencies and the U.S. dollar could affect our net sales and cost of sales and could result in exchange losses. We cannot accurately predict future exchange rates or the overall impact of future exchange rate fluctuations on our business, results of operations and financial condition.

A significant increase in the price of our raw materials could lead to higher overall costs of production, which would negatively affect our planned product margins, or make our products uncompetitive in the PV market.  Our raw materials include high temperature plastics and various metals. Significant increases in the costs of these raw materials may impact our ability to compete in our target markets at a price sufficient to produce a profit.

Our intellectual property rights or our means of enforcing those rights may be inadequate to protect our business, which may result in the unauthorized use of our products or reduced sales or otherwise reduce our ability to compete.  Our business and competitive position depends upon our ability to protect our intellectual property rights and proprietary technology, including any PV modules that we develop. We attempt to protect our intellectual property rights, primarily in the United States, through a combination of patent, trade secret and other intellectual property laws, as well as licensing agreements and third-party nondisclosure and assignment agreements. Because of the differences in foreign patent and other laws concerning intellectual property rights, our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States. Our failure to obtain or maintain adequate protection of our intellectual property rights, for any reason, could have a materially adverse effect on our business, results of operations and financial condition. Some of our patents are no longer enforceable and, over time, others will expire or otherwise become unenforceable, which means a third party could practice the invention claimed, which could reduce or negatively affect our ability to compete. Further, any patents issued in connection with our efforts to develop new technology for PV modules may not be broad enough to protect all of the potential uses of our technology.

We also rely on unpatented proprietary technology. It is possible others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require our employees, consultants and advisors to execute proprietary information and invention assignment agreements when they begin working for us. We cannot assure these agreements will provide meaningful protection of our trade secrets, unauthorized use, misappropriation or disclosure of trade secrets, know how or other proprietary information. Despite our efforts to protect this information, unauthorized parties may attempt to obtain and use information that we regard as proprietary. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected.

In addition, when others control the prosecution, maintenance and enforcement of certain important intellectual property, such as technology licensed to us, the protection and enforcement of the intellectual property rights may be outside of our control. If the entity that controls intellectual property rights that are licensed to us does not adequately protect those rights, our rights may be impaired, which may impact our ability to develop, market and commercialize our products. Further, if we breach the terms of any license agreement pursuant to which a third party licenses us intellectual property rights, our rights under that license may be affected and we may not be able to continue to use the licensed intellectual property rights, which could adversely affect our ability to develop, market and commercialize our products.

Third-party claims of intellectual property infringement may negatively impact the Company and the Company’s future financial results. The Company’s commercial success depends in part on its ability to develop, manufacture, market and sell its products and use its proprietary technology without infringing the patent rights of third parties. Numerous third-party U.S. and non-U.S. issued patents and pending applications exist in the area of the Company’s products. The Company may in the future pursue available proceedings in the U.S. and foreign patent offices to challenge the validity of patents and patent applications. In addition, or alternatively, the Company may consider whether to seek to negotiate a license of rights to technology covered by one or more of such patents and patent applications. If any patents or patent applications cover the Company’s products or technologies, the Company may not be free to manufacture or market its products as planned, absent such a license, which may not be available to the Company on commercially reasonable terms, or at all.

It is also possible that the Company has failed to identify relevant third-party patents or applications. For example, some applications may be held under government secrecy and US patent applications that will not be filed outside the United States remain confidential unless and until patents issue. Moreover, it is difficult for industry participants, including the Company, to identify all third-party patent rights that may be relevant to its product candidates and technologies because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. The Company may fail to identify relevant patents or patent applications or may identify pending patent applications of potential interest but incorrectly predict the likelihood that such patents may issue with claims of relevance to its technology. In addition, the Company  may be unaware of one or more issued patents that would be infringed by the manufacture, sale or use of a current or future products, or the Company may incorrectly conclude that a third-party patent is invalid, unenforceable or not infringed by its activities. Additionally, pending patent applications that have been published can, subject to specified limitations, be later amended in a manner that could cover the Company’s technologies, its products or the use of its products.

There have been many lawsuits and other proceedings filed by third parties involving patent and other intellectual property rights, including patent infringement lawsuits, interferences, oppositions, and reexamination, post-grant review and equivalent proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which the Company is developing products or has existing products. As the industries the Company is involved in expand and more patents are issued, the risk increases that its product candidates may be subject to claims of infringement of the patent rights of third parties.

Parties making claims against the Company may obtain injunctive or other equitable relief, which could effectively block its ability to further develop and commercialize the Company’s products. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from the Company’s business. In the event of a successful claim of infringement against the Company, the Company may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign its infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

Our future success depends on retaining our Chief Executive Officer and existing management team and hiring and assimilating new key employees, and our inability to attract or retain key personnel that would materially harm our business and results of operations.  Our success depends on the continuing efforts and abilities of our executive officers, including Mr. Victor Lee, our President and Chief Executive Officer, our other executive officers, and key technical personnel. Our future success also will depend on our ability to attract and retain highly skilled employees, including management, technical and sales personnel. The loss of any of our key personnel, the inability to attract, retain or assimilate key personnel in the future, or delays in hiring required personnel could materially harm our business, results of operations and financial condition.

Our Chief Executive Officer is also employed by another company.  Our Chief Executive Officer serves as chief financial officer of another unrelated public company. This employment may compete for our Chief Executive Officer’s full attention to the Company. The Chief Executive Officer is only required to devote as much time and attention to the affairs of the Company as he deems appropriate and may engage in other business activities and/or other unrelated employment.

Our PV modules contain limited amounts of cadmium sulfide, and claims of human exposure or future regulations could have a material adverse effect on our business, results of operations and financial condition.  Our PV modules contain limited amounts of cadmium sulfide, which is regulated as a hazardous material due to the adverse health effects that may arise from human exposure and is banned in certain countries. We cannot assure you that human or environmental exposure to cadmium sulfide used in our PV modules will not occur. Any such exposure could result in third party claims against us, damage to our reputation and heightened regulatory scrutiny of our PV modules. Future regulation relating to the use of cadmium in various products could force us to seek regulatory exemptions or impact the manufacture and sale of our PV modules and could require us to incur unforeseen environmental related costs. The occurrence of future events such as these could limit our ability to sell and distribute our PV modules, and could have a material adverse effect on our business, results of operations and financial condition.

Environmental obligations and liabilities could have a substantial negative impact on our financial condition, cash flows and profitability.  We are subject to a variety of federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the use, handling, generation, processing, storage, transportation and disposal of, or human exposure to, hazardous and toxic materials (such as the cadmium used in our products), the discharge of pollutants into the air and water, and occupational health and safety. We are also subject to environmental laws which allow regulatory authorities to compel, or seek reimbursement for, cleanup of environmental contamination at sites now or formerly owned or operated by us and at facilities where our waste is or has been disposed. We may incur significant costs and capital expenditures in complying with these laws and regulations. In addition, violations of, or liabilities under, environmental laws or permits may result in restrictions being imposed on our operating activities or in our being subjected to substantial fines, penalties, criminal proceedings, third party property damage or personal injury claims, cleanup costs or other costs. Also, future developments such as more aggressive enforcement policies, the implementation of new, more stringent laws and regulations, or the discovery of presently unknown environmental conditions or noncompliance may require expenditures that could have a material adverse effect on our business, results of operations and financial condition. Further, greenhouse gas emissions have increasingly become the subject of international, national, state and local attention. Although future regulations could potentially lead to an increased use of alternative energy, there can be no guarantee that such future regulations will encourage solar technology. Given our limited history of operations, it is difficult to predict future environmental expenses.

We currently anticipate having substantial international operations that will subject us to a number of risks, including potential unfavorable political, regulatory, labor and tax conditions in foreign countries.  We entered into a Long Term Supply and Joint Development Agreement (“JDA”) with TubeSolar, a related party, (see “Certain Transactions—Relationship with Crowdex and TubeSolar”), and expect to expand our operations abroad in the future and, as a result, we may be subject to the legal, political, social and regulatory requirements and economic conditions of foreign jurisdictions. Risks inherent to international operations, include, but are not limited to, the following:

•	Difficulty in procuring supplies and supply contracts abroad;
•	Difficulty in enforcing agreements in foreign legal systems;
•

Foreign countries imposing additional withholding taxes or otherwise taxing our foreign income, imposing tariffs or adopting other restrictions on foreign trade and investment, including currency exchange controls;

•	Inability to obtain, maintain or enforce intellectual property rights;
•	Risk of nationalization;
•	Changes in general economic and political conditions in the countries in which we may operate, including changes in the government incentives we might rely on;
•	Unexpected adverse changes in foreign laws or regulatory requirements, including those with respect to environmental protection, export duties and quotas;
•	Difficulty with staffing and managing widespread operations;
•	Trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries; and
•	Difficulty of, and costs relating to, compliance with the different commercial and legal requirements of the international markets in which we plan to offer and sell our PV products.

Our business in foreign markets will require us to respond to rapid changes in market conditions in these countries. Our overall success as an international business depends, in part, on our ability to succeed in differing legal, regulatory, economic, social and political conditions. If we are not able to develop and implement policies and strategies that are effective in each location where we will do business, then our business, results of operations and financial condition could be materially and adversely affected.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of PV products, which may significantly reduce demand for our PV products.  The market for electricity generation products is heavily influenced by foreign, U.S., state and local government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer owned electricity generation. In the United States and in a number of other countries, these regulations and policies have been modified in the past and may be modified again in the future. These regulations and policies could deter end user purchases of PV products and investment in the research and development of PV technology. For example, without a mandated regulatory exception for PV systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to our end users of using PV systems and make them less desirable, thereby harming our business, prospects, results of operations and financial condition. In addition, electricity generated by PV systems mostly competes with expensive peak hour electricity, rather than the less expensive average price of electricity. Modifications to the peak hour pricing policies of utilities, such as to a flat rate, would require PV systems to achieve lower prices in order to compete with the price of electricity from other sources.

We anticipate that our PV modules and their use in installations will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual states and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to PV modules may result in significant additional expenses to us, our business partners and their customers and, as a result, could cause a significant reduction in demand for our PV modules.

We may be subject to risks related to our information technology systems, including the risk that we may be the subject of a cyber-attack and the risk that we may be in non-compliance with applicable privacy laws.  Our operations depend, in part, on how well we and our vendors protect networks, equipment, information technology (IT) systems, and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism, theft, malware, ransomware and phishing attacks. Any of these and other events could result in IT system failures, delays, or increases in capital expenses. Our operations also depend on the timely maintenance, upgrade, and replacement of networks, equipment, and IT systems and software, as well as preemptive expenses to mitigate the risks of failures. The failure of IT systems or a component of IT systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

We have identified material weaknesses in our internal control over financial reporting. If our remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements, which could adversely affect our stock price and could negatively impact our results of operations.  At December 31, 2020 and March 31, 2021, we concluded that there were material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. See Management’s Discussion and Analysis—Remediation of Material Weaknesses.

While we believe that the substantial elimination of the complexities in the Company’s debt and securities accounting along with changes in internal controls over financial reporting during the three and nine months ended September 30, 2021, have materially improved the Company’s internal control over financial reporting, and have effectively remediated the Company’s prior material weaknesses, we cannot assure that these or other measures will fully remediate, or have fully remediated, the deficiencies or material weaknesses. We cannot assure you that we have identified all of our existing significant deficiencies and material weaknesses, or that we will not in the future have additional significant deficiencies or material weaknesses. If we are unable to remediate a material weakness, or otherwise maintain effective internal control over financial reporting, we may not be able to report our financial results accurately, prevent fraud, or file our periodic reports in a timely manner.

As long as our significant stockholders, BD1, Crowdex, and TubeSolar, maintain their current holdings, the ability of our other stockholders to influence matters requiring stockholder approval will be limited.  As of February 3, 2022, BD1 beneficially owned 15,933,334 shares of our common stock, Crowdex beneficially owned 5,545,042 shares of our common stock, and TubeSolar beneficially owned 4,961,234 shares of our common stock. As of February 9, 2022, the Company had approximately 30,609,249 shares of common stock outstanding. Accordingly, BD1, Crowdex, and TubeSolar together would be able to cast approximately 86.4% of the votes entitled to vote at any meeting of stockholders of the Company (or written consent of stockholders in lieu of meeting). BD1, Crowdex, and TubeSolar, therefore, will, for the foreseeable future, have significant influence over our management and affairs, and will be able to control virtually all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers or sales of our Company or assets. On September 15, 2021, the Company entered into the JDA with TubeSolar. See “Certain Transactions--Relationship with TubeSolar” for additional detail.

The interests of our three largest stockholders may conflict with our interests or your interests now or in the future.  Three of our stockholders, Crowdex, TubeSolar and BD1, collectively beneficially own approximately 86.4% of our Company’s common stock.

Crowdex is an investment holding company 100% indirectly beneficially owned by Bernd Förtsch. One of our directors, David Peterson, is the manager of Crowdex and a cousin of Michael Gilbreth, the Company’s chief financial officer.

TubeSolar is a developer of photovoltaic thin-film tubes to enable additional application opportunities in solar power generation compared to conventional solar modules. TubeSolar is a public company headquartered in Augsburg, Germany, whose shares are listed on XETRA (primary market Dusseldorf, Germany). Bernd Förtsch indirectly owns a controlling interest in TubeSolar. On September 15, 2021, the Company entered into the JDA with TubeSolar. See “Certain Transactions--Relationship with TubeSolar” for additional detail.

BD1 is an investment holding company. BD1 is 100% owned by BD Vermögensverwaltung GmbH. BD Vermögensverwaltung GmbH is 100% owned by Solar Invest International SE. Johannes Kuhn and Ute Kuhn are the beneficial owners and members of the board of directors of Solar Invest International SE. BD Vermögensverwaltung GmbH and Solar Invest International SE together own approximately 18.9% of TubeSolar’s shares.

Various conflicts of interest between us and our controlling stockholders could arise. The ownership interest and voting power of our controlling stockholders could create or appear to create potential conflicts of interest when such controlling stockholders are faced with decisions relating to us. We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated third party.

So long as Crowdex, TubeSolar and BD1 continue to beneficially own a significant amount of our outstanding equity securities, those stockholders may be able to strongly influence or effectively control our decisions.

Risks Relating to our Securities and an Investment in our Securities

The price of our common stock may continue to be volatile.  Our common stock is currently traded on the OTC Markets. The trading price of our common stock from time to time has fluctuated widely and may be subject to similar volatility in the future. For example, during most of the calendar year ended December 31, 2020, our common stock traded at or below $1.00 and in 2021, our common stock ranged from $10.00 to $485.00 (as adjusted for the reverse stock split). The trading price of our common stock in the future may be affected by a number of factors, including events described in these Risk Factors. In recent years, broad stock market indices, in general, and smaller capitalization and PV companies, in particular, have experienced substantial price fluctuations. In a volatile market, we may experience wide fluctuations in the market price of our common stock. These fluctuations may have a negative effect on the market price of our common stock regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources and could have a material adverse effect on our financial condition.

There is currently no market for Common Warrants being sold in this offering, and a market for such warrants may not develop, which would adversely affect the liquidity and price of these warrants.  There is currently no market for the Common Warrants. Prospective stockholders therefore have no access to information about prior market history on which to base their investment decision. We plan on listing the Common Warrants, together with our common stock, on Nasdaq. Following this offering, the price of such warrants may vary significantly due to one or more factors, including general market or economic conditions. Our underwriters are not obligated to make a market in our securities, and even if they make a market, they can discontinue market making at any time without notice. Neither we nor the underwriters can provide any assurance that an active and liquid trading market in our securities will develop or, if developed, that such market will continue.

As a public company, we are subject to complex legal and accounting requirements that require us to incur substantial expenses, and our financial controls and procedures may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm our stock price and public listing.  As a public company, we are subject to numerous legal and accounting requirements that do not apply to private companies. The cost of compliance with many of these requirements is substantial, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, loss of market confidence, delisting of our securities and/or governmental or private actions against us. We cannot assure you we will be able to comply with all of these requirements or the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis our privately held and larger public competitors.

The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. Our compliance with Section 404 of Sarbanes-Oxley will require we incur substantial accounting expense and expend significant management efforts. The effectiveness of our controls and procedures may, in the future, be limited by a variety of factors, including:

•	Faulty human judgment and simple errors, omissions or mistakes;
•	Fraudulent action of an individual or collusion of two or more people;
•	Inappropriate management override of procedures; and
•	The possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial information.

If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm, identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we may be subject to delisting, investigations by the SEC and civil or criminal sanctions.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect we will need to continue to improve existing, and implement new operational, financial and accounting systems, procedures and controls to manage our business effectively.

Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls may cause our operations to suffer, and we may be unable to conclude that our internal control over financial reporting is effective as required under Section 404 of Sarbanes-Oxley. If we are unable to complete the required Section 404 assessment as to the adequacy of our internal control over financial reporting, if we fail to maintain or implement adequate controls, our ability to obtain additional financing could be impaired. In addition, investors could lose confidence in the reliability of our internal control over financial reporting and in the accuracy of our periodic reports filed under the Securities Exchange Act of 1934, as amended (“Exchange Act”). A lack of investor confidence in the reliability and accuracy of our public reporting could cause our stock price to decline.

There is no assurance that we will be able to maintain our Nasdaq listing, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions. There is no assurance that we will be able to maintain the listing of our shares of common stock and Common Warrants on Nasdaq. In order to list on Nasdaq, we must meet certain financial and liquidity criteria. However, we cannot assure you that our securities will continue to be listed on Nasdaq in the future.

Nasdaq requires that the trading price of its listed stocks remain above one dollar in order for the stock to remain listed. If a listed stock trades below one dollar for more than 30 consecutive trading days, then it is subject to delisting from Nasdaq. There can be no assurance that the market price of our common stock will remain at the level required for continuing compliance with Nasdaq’s minimum bid requirement. It is not uncommon for the market price of a company’s common stock to decline in the period following a reverse stock split. In any event, other factors unrelated to the number of shares of our common stock outstanding, such as negative financial or operational results, could adversely affect the market price of our common stock and jeopardize our ability to maintain compliance with Nasdaq’s minimum bid price requirement.

In addition, to maintain a listing on Nasdaq, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity and certain corporate governance requirements. If we are unable to satisfy these requirements or standards, we could be subject to delisting. This would have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action we may take to restore our compliance with the listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the minimum bid price requirement, or prevent future non-compliance with the listing requirements.

If Nasdaq delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;
•	a reduced liquidity with respect to our securities;
•

a determination that our shares of common stock are a penny stock, which will require brokers trading in our shares of common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our shares of common stock;

•	a limited amount of news and analyst coverage for our Company; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.

Our stockholders may experience significant dilution as a result of new securities that we may issue in the future.   We may issue additional common stock or securities convertible into or exchangeable or exercisable for common stock, in connection with future capital raising transactions. The issuance of material amounts of common stock by us would cause our existing stockholders to experience significant dilution in their investment in our Company. Also, if we obtain additional financing involving the issuance of equity securities or securities convertible into equity securities, our existing stockholders’ investment would be further diluted. Such dilution could cause the market price of our common stock to decline, which could impair our ability to raise additional financing.

Sales of a significant number of shares of our common stock in the public markets or significant short sales of our stock, or the perception that such sales could occur, could depress the market price of our common stock and impair our ability to raise capital.  Sales of a substantial number of shares of our common stock or other equity-related securities in the public markets could depress the market price of our common stock. If there are significant short sales of our stock, the price decline that could result from this activity may cause the share price to decline more so, which, in turn, may cause long holders of the stock to sell their shares, thereby contributing to sales of stock in the market. Such sales also may impair our ability to raise capital through the sale of additional equity securities in the future at a time and price that our management deems acceptable, if at all. In addition, a large number of our outstanding shares are not registered under the Securities Act. If and when these shares are registered or become eligible for sale to the public market, the market price of our common stock could also decline.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.  Provisions in our Certificate of Incorporation and Bylaws, each as amended, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, or for a change in the composition of our Board of Directors (our “Board” or “Board of Directors”) or management to occur, even if doing so would benefit our stockholders. These provisions include:

•	Authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;
•	Dividing our Board into three classes;
•	Limiting the removal of directors by the stockholders; and
•	Limiting the ability of stockholders to call a special meeting of stockholders.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by our Board. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by, or beneficial to, our stockholders.

Risks Related to this Offering

You will experience immediate and substantial dilution in the net tangible book value per share of the common stock you purchase in this offering.

Because the effective offering price per share in this offering exceeds the net tangible book value per share of our common stock outstanding prior to this offering, you will incur an immediate and substantial dilution in the net tangible book value of the shares of common stock you purchase in this offering or the shares of common stock underlying the Common Warrants you purchase in this offering. After giving effect to the sale by us of (i) 833,333 shares of our common stock at the assumed offering price of $12.00 per share of common stock and (ii) Common Warrants to purchase 833,333 shares of common stock at the assumed offering price of $12.00 per Common Warrant, and after deducting underwriting commissions and expenses, as well as other estimated offering expenses payable by us, and assuming no exercise of the Common Warrants, you will experience immediate dilution of $10.06 per share, representing the difference between the effective offering price per share and our pro forma as adjusted net tangible book value per share as of September 30, 2021 after giving effect to the conversion by Crowdex on December 9, 2021 of an aggregate $272,521 principal and accrued interest under a convertible note into 545,041 shares of common stock (as adjusted for the reverse split) and $100,000 convertible notes on October 13, 2021 held by Nanyang Investment Management Pte. Ltd. (“Nanyang”) into 200,000 shares of common stock (as adjusted for the reverse split) and aggregate payments of $5,000,000 and the issuance of 66,667 total shares of common stock (as adjusted for the reverse split) for the second tranche of the common stock purchase agreement, dated August 2, 2021 between the Company and BD1 (“the BD1 Common Stock SPA”) between October 29 and November 5, 2021, and this offering. In addition, pursuant to this offering, we will issue the Representative’s Warrants to purchase up to 53,333 shares of our common stock. The exercise of the Common Warrants and the Representative’s Warrants will result in further dilution of your investment. See “Dilution”, on page 20 of this prospectus for a more detailed discussion of the dilution you will incur if you participate in this offering.

Holders of Common Warrants purchased in this offering will have no rights as common stockholders until such holders exercise their Common Warrants and acquire our common stock.

Until holders of Common Warrants acquire shares of our common stock upon exercise of such warrants, holders of Common Warrants will have no rights with respect to the shares of our common stock underlying such Common Warrants. Upon exercise of the Common Warrants, the holders will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

We have broad discretion in the use of the net proceeds of this offering and, despite our efforts, we may use the net proceeds in a manner that does not increase the value of your investment.

Our management will have broad discretion in the application of our existing cash and the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether such proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of our existing cash and the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our existing cash and the net proceeds from this offering in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

There can be no assurance of a market for our common stock.

We are in the process of applying to have our common stock and the Common Warrants listed on Nasdaq. To the extent approved for listing, neither we nor the underwriters can provide any assurance that an active and liquid trading market in our securities will develop or, if developed, that such market will continue. Therefore, it may be difficult to sell your shares of common stock if you desire or need to sell them. As a result, no assurances can be given that you will be able to readily sell your common stock at a price equal to or above the price you paid. The underwriters are not obligated to make a market in our securities, and even if they make a market, they can discontinue market making at any time without notice.

Moreover, the trading price of our common stock has fluctuated substantially over the past few years, and there remains a significant risk that our common stock price may continue to fluctuate substantially in the future in response to various factors, including any material developments, material variations in our periodic operating results, departures or additions of management or other key personnel, announcements of acquisitions, mergers, share consolidations, or new technology or patents, new product developments, significant litigation matters, gain or loss of significant licensees or strategic alliances, significant capital transactions, substantial sales of our common stock in our trading market, and general and specific market and economic conditions.

To the extent approved for listing, as a newly listed company on Nasdaq, we will incur materially increased costs and be subject to additional regulations and requirements.

To the extend approved for listing, as a newly exchange-listed public company on Nasdaq, we would incur material additional legal, accounting and other expenses, including payment of annual exchange fees, to satisfy the continued listing standards for Nasdaq. If our common stock is listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain our listing. If we fail to meet any of Nasdaq’s listing standards, our common stock may be delisted. In addition, our Board may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.

General Risk Factors

An occurrence of an uncontrollable event such as the COVID-19 pandemic may negatively affect our operations. The novel coronavirus (“COVID-19”) pandemic in the United States and world-wide has caused business disruption which has negatively impacted and may in the future negatively impact the Company’s operations and financial results. We have seen longer lead time and higher cost in raw materials and equipment parts, increased labor cost in line with overall inflation witnessed across the country, and extended products and development cycle causing longer delivery time to our customers. We have also seen disruptions to supply chain and staff on location due to illness, like companies everywhere. Public health officials continue to recommend and mandate precautions to mitigate the spread of COVID-19, including as it relates to travel, congregating in heavily populated areas and stay-at-home orders or similar measures. While some of these measures have been lifted, there is considerable uncertainty around the duration of the pandemic in the United States and world-wide. Our entire business may be adversely impacted by actions taken to contain or treat the impact of COVID-19. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted. The impact of COVID-19 on our operations and financial results, therefore, cannot be reasonably estimated at this time.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus, which reflect our current views with respect to future events and financial performance, and any other statements of a future or forward-looking nature, constitute “forward-looking statements” for the purpose of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “foresees,” “likely,” “may,” “should,” “goal,” “target,” and variations of such words or similar expressions are intended to identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from the results discussed in the forward-looking statements, including, among other things, the matters discussed in this prospectus in the sections captioned “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Factors you should consider that could cause these differences are:

•	The impact of the COVID-19 pandemic on our business, results of operations, cash flows, financial condition and liquidity;
•	Our operating history and lack of profitability;
•	The substantial doubt about our ability to continue as a going concern due to our history of operating losses;
•	Our ability to develop demand for, and sales of, our products;
•	Our ability to attract and retain qualified personnel to implement our business plan and corporate growth strategies;
•	Our ability to develop sales, marketing and distribution capabilities;
•

Our ability to successfully develop and maintain strategic relationships with key partners, including OEMs, system integrators, distributors, and e-commerce companies, who deal directly with end users in our target markets;

•	The accuracy of our estimates and projections;
•	Our ability to secure additional financing to fund our short-term and long-term financial needs;
•	Our ability to maintain compliance with the Nasdaq Capital Market’s listing standards;
•	Changes in our business plan or corporate strategies;
•	The extent to which we are able to manage the growth of our operations effectively, both domestically and abroad, whether directly owned or indirectly through licenses;
•	The supply, availability and price of equipment, components and raw materials, including the elements needed to produce our photovoltaic modules;
•	Our ability to expand and protect the intellectual property portfolio that relates to our consumer electronics, photovoltaic modules and processes;
•	Our ability to maintain effective internal controls over financial reporting;
•	General economic and business conditions, and in particular, conditions specific to the solar power industry;
•	Potential litigation; and
•	Other risks and uncertainties discussed in greater detail in the section captioned “Risk Factors.”

There may be other factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements. We undertake no obligation to publicly update or revise forward-looking statements to reflect subsequent events or circumstances after the date made, or to reflect the occurrence of unanticipated events, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $8,718,000 ($9,724,000 if the underwriters exercise their option to purchase additional securities in full), assuming a combined public offering price per share of common stock and related Common Warrants of $12.00, the closing sale price per share of our common stock on OTC Markets on February 9, 2022, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the Common Warrants are exercised in full for cash, the estimated net proceeds will increase to approximately $18,718,000 (or $19,724,000 if we issue the Common Warrants subject to the underwriters’ option to purchase additional securities in full). The net proceeds will be used for general working capital purposes.

DILUTION

If you invest in our securities in this offering, your ownership interest will be diluted immediately to the extent of the difference between the assumed combined public offering price per share of common stock and related warrant and as adjusted, net tangible book value per share of common stock immediately after this offering.

Our net tangible book value applicable to common stock is the amount of our total tangible assets less our total liabilities and preferred stock. Our net tangible book value as of September 30, 2021 was $(10,161,856), or $(2.11) per share of common stock (as adjusted for the reverse split). After giving effect to the conversion of principal and accrued interest of $9,550,000 and $22,521, respectively, aggregate convertible notes into 19,145,041 shares of common stock between October 5, 2021 and February 3, 2022, and aggregate payments of $5,000,000 and the issuance of 66,667 total shares of common stock between October 29 and November 5, 2021, and the conversion of all of our outstanding shares of Series 1A convertible preferred stock into 7,400,000 total shares of common stock, our pro forma tangible book value, as of September 30, 2021 (all numbers as adjusted per the 1:5,000 reverse stock split effected at the close of business on January 28, 2022) would have been $2,213,960, or $0.07 per common share. Assuming the sale of  833,333 shares of our common stock and warrants to purchase up to  833,333 shares of common stock at an assumed combined public offering price of 12.00 per share and related warrant (the closing sale price per share of our common stock on the OTC Markets on February 9, 2022), no exercise of the warrants being offered in this offering, and, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted, pro forma net tangible book value, as of September 30, 2021, would have been approximately $10,932,000, or approximately $1.94 per common share. This represents an immediate increase in net tangible book value per share of $1.87 to existing stockholders and an immediate dilution of approximately $10.06 per share to new investors purchasing shares of our common stock in this offering.

Dilution per share to new investors is determined by subtracting the as adjusted, net tangible book value per share after this offering from the combined public offering price per share and related warrant paid by new investors.

The following table illustrates this per share dilution:

Assumed combined public offering price per share and related warrant	$12.00
Net tangible book value per share as of September 30, 2021 (giving effect to the reverse stock split)	$(2.11)
Pro forma net tangible book value per share after giving effect to share issuances and conversions after September 30, 2021	$0.07
Increase in as adjusted net tangible book value per share after this offering	$1.87
As adjusted, net tangible book value per share after giving effect to this offering	$1.94
Dilution per share to new investors	$10.06

A 50% increase (decrease) in the assumed combined public offering price per share of common stock and related warrant would increase (decrease) the as adjusted, net tangible book value per share by $0.10 ($0.25), and the dilution per share to new investors in this offering by $5.90 ($5.75), assuming the number of common stock and warrants offered by us, as set forth on the cover page of this prospectus, remain the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Conversely, a decrease of 50% in the number of shares of common stock and related warrants offered by us, as set forth on the cover page of this prospectus, would decrease the as adjusted, net tangible book value by approximately $0.80  per share and increase the dilution to investors participating in this offering by approximately $0.80  per share, assuming the assumed combined public offering price per share of common stock and related warrant remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The above information excludes:

•	2,400,000 shares of our common stock issuable upon conversion of all outstanding notes, totaling $1,200,000, at a conversion price of $0.50 per share;

•	up to 833,333 shares of common stock issuable upon exercise of the Common Warrants;

•	up to 124,999 shares of common stock issuable upon exercise of the underwriters’ option to purchase additional shares of common stock, in full;
•	up to 124,999 shares of common stock if the underwriter exercises its option to purchase additional Common Warrants in full;

•

up to 58,333 shares of common stock issuable upon exercise of the Representative’s Warrants, with an assumed exercise price of $15.00 per share to be issued to the underwriter or its designees as compensation in connection with this offering.

CAPITALIZATION

The following table sets forth our capitalization at September 30, 2021, on a pro forma basis, and on a pro forma as adjusted basis, to give effect to the sale of our securities and the application of the estimated net proceeds derived from the sale of such securities.

•	On an actual basis (giving effect to the 1:5,000 reverse stock split, as of 5:00 pm Eastern Time on January 28, 2022);
•

On a pro forma basis, to reflect issuance for 66,667 shares of common stock for $5,000,000 between October 29, 2021 and November 5, 2021; conversions of principal and accrued interest of $9,550,000 and $22,521, respectively, of convertible notes into 19,145,041 shares of common stock and all of our outstanding Series 1A preferred stock into 7,400,000 shares of common stock between October 5, 2021 and February 2, 2022 (as adjusted for the reverse stock split as applicable); and

•

On an as adjusted basis to reflect the sale by us in this offering of shares of our common stock and accompanying Common Warrants at the assumed public offering price of $12 per share and accompanying Common Warrants, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the data set forth in the table below in conjunction with our financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth elsewhere in this prospectus.

	As of September 30, 2021
	Actual	Pro forma	Pro forma, as Adjusted
	(unaudited)
Cash and cash equivalents	$4,281,094	$9,281,094	$17,999,337
Total liabilities	$16,061,155	$8,685,339	$8,685,339
Stockholders' deficit:
Series A preferred stock, $0.0001 par value; 750,000 shares authorized; 48,100 shares issued and outstanding, respectively	$5	$5	$5
Common stock, $0.0001 par value; 500,000,000 shares authorized; 4,747,491 shares issued and outstanding, actual; 30,609,249 issued and outstanding, pro forma; 31,442,582 shares issued and outstanding, pro forma as adjusted	1,967,891	1,969,813	1,969,896
Additional paid-in capital	417,608,765	432,179,364	442,179,281
Accumulated deficit	(424,194,254)	(424,194,254)	(424,194,254)
Total stockholders' equity/(deficit)	$(4,617,593)	$9,954,928	$19,954,928
Total capitalization	$11,443,562	$18,640,267	$28,640,267

The table and discussion above assumes no exercise of the Common Warrants offered and sold in this offering.

The number of shares of our common stock to be outstanding after this offering excludes:

•	2,400,000 shares of our common stock issuable upon the conversion of all outstanding notes, totaling $1,200,000, at a conversion price of $0.50 per share;

•	up to 833,333 shares of common stock issuable upon exercise of the Common Warrants;

•	up to 124,999 shares of common stock issuable upon exercise of the underwriters’ option to purchase additional shares of common stock, in full;
•	up to 124,999 shares of common stock if the underwriter exercises its option to purchase additional Common Warrants in full; and
•

up to 58,333 shares of common stock issuable upon exercise of the Representative’s Warrants, with an assumed exercise price of $15.00 per share to be issued to the underwriter or its designees as compensation in connection with this offering.

PRINCIPAL STOCKHOLDERS

The table below sets forth, to our knowledge, information concerning the beneficial ownership of shares of our common stock as of February 9, 2022 by:

•	each person known to us to be a beneficial owner of more than five percent of the outstanding shares of common stock;
•	each of our directors and executive officers; and
•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power and all shares issuable upon exercise of options or the vesting of restricted stock within 60 days.

Unless otherwise indicated, each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned.

The address for each director or named executive officer is c/o Ascent Solar Technologies, Inc., 12300 Grant Street, Thornton, Colorado 80241.

The percentage ownership information is based on 30,609,249 shares of common stock outstanding as of February 9, 2022, which assumes or gives effect to:

•	A 1-for-5,000 reverse stock split of our common stock which became effective at the close of business on January 28, 2022;
•	The conversion on February 1, 2022, of all of our outstanding shares of Series 1A convertible preferred stock into common stock shortly after the effectiveness of the reverse stock split; and
•

The conversion on February 1 and 2, 2022, of $9,200,000 aggregate principal amount of our outstanding convertible promissory notes into common stock shortly after the effectiveness of the reverse stock split.

	Prior to Offering		After Offering
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares of Common Stock	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares of Common Stock
Directors and Executive Officers
Victor Lee	1	* %	1	* %
Michael J. Gilbreth	—	—%	—	—%
Amit Kumar, Ph.D.	1	* %	1	* %
Kim J. Huntley	1	* %	1	* %
Will Clarke	—	—%	—	—%
David Peterson(1)	—	—%	—	—%
All officers and directors as a group (6 individuals)	3	* %	3	* %
5% Stockholders
Bernd Förtsch (2)	10,506,276	34.3%	10,506,276	33.4%
BD 1 Investment Holding, LLC(3)	15,933,334	52.1%	15,933,334	50.7%

*	Less than 1%.

(1)	Mr. Peterson is the manager of Crowdex. Mr. Peterson disclaims beneficial ownership of any securities owned by Crowdex.

(2)

Bernd Förtsch is the 100% indirect beneficial owner of Crowdex. The address of Crowdex is 1675 South State Street, Suite B, Kent County, Delaware 19901. Bernd Förtsch indirectly owns a controlling interest in TubeSolar. The address for TubeSolar is Berliner Allee 65, 86153 Augsburg, Germany.

(3)	The address of BD1 is 1675 South State Street, Suite B, Kent County, Delaware 19901. Johannes Kuhn and Ute Kuhn are the beneficial owner of BD1.

UNDERWRITING

We have entered into an underwriting agreement, dated [__], 2022, with H.C. Wainwright & Co., LLC (“Wainwright” or the “representative”) as the representative of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has, severally and not jointly, agreed to purchase the number of shares of common stock and warrants listed next to its name in the following table at the public offering price, less the underwriting discounts and commissions, set forth on the cover page of this prospectus:

Underwriter	Number of Shares	Number of Warrants
H.C. Wainwright & Co., LLC	[__]	[__]
Total

The underwriters are offering the shares of common stock and warrants subject to their acceptance of the shares of common stock and warrants from us and subject to prior sale. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock and warrants offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock and warrants if any such securities are taken. However, the underwriters are not required to take or pay for the securities covered by the underwriters’ option described below.

Option to Purchase additional Securities

We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of [__] additional shares of common stock at the public offering price per share, less underwriting discounts and commissions, and/or additional warrants to purchase up to [__] shares of common stock at the public offering price per warrant, less underwriting discounts and commissions, in any combination thereof.

Discounts, Commissions and Expenses

The underwriters have advised us that they propose to offer the shares of common stock and the warrants to the public at the combined public offering prices set forth on the cover page of this prospectus. After this offering, the combined public offering prices and concession to dealers may be changed by the underwriters. No such change will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The shares of common stock and warrants are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

	Per Share And Related Warrant		Total Without Exercise of Option		Total With Full Exercise of Option
Public offering price	$	[__]	$	[__]	$	[__]
Underwriting discounts and commissions (8%)	$	[__]	$	[__]	$	[__]

The underwriters propose to offer the shares and warrants to the public at the public offering price set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares and warrants, and, if applicable, warrants, to other securities dealers at such price less a concession not in excess of $[__] per share and warrant. If all of the shares and warrants offered by us are not sold at the public offering price, the representative may change the offering price and other selling terms by means of a supplement to this prospectus.

We have also agreed to pay certain expenses of the representative relating to the offering, including: (a) a management fee equal to 1.0% of the gross proceeds raised in the offering; (b) $50,000 for non-accountable expenses; (c) up to $100,000 for fees and expenses of legal counsel and other out-of-pocket expenses; and (d) up to $15,950 for clearing costs.

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount, will be approximately $482,000.

Representative’s Warrants

We have also agreed to issue to the representative or its designees, at the closing of this offering, warrants (the “Representative’s Warrants”) to purchase a number of shares of common stock equal to 7.0% of the number of shares of common stock sold in the offering, including shares issued upon any exercise of the underwriters’ option to purchase additional securities (up to a maximum of [__] Representative’s Warrants in the aggregate on the option closing dates, if any). The Representative’s Warrants will have an exercise price of $[__] (125% of the public offering price) and will be in the same form as the warrants issued to the investors in this offering, except that the Representative’s Warrants will have a termination date of the five year anniversary of the commencement of the sales pursuant to this offering and will be issued in certificated form. Pursuant to FINRA Rule 5110(e), the Representative’s Warrants and any shares of common stock issued upon exercise of the Representative’s Warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of commencement of sales of this offering, except the transfer of any security: (i) by operation of law or by reason of reorganization of the issuer; (ii) to any FINRA member firm participating in the offering and the officers, partners, registered persons or affiliates thereof, if all securities so transferred remain subject to the lock-up restriction set forth above for the remainder of the time period; (iii) if the aggregate amount of our securities held by the Representative or related persons does not exceed 1.0% of the securities being offered; (iv) that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; (v) the exercise or conversion of any security, if all securities remain subject to the lock-up restriction set forth above for the remainder of the time period; (vi) if we meet the registration requirements of Form S-3; or (vii) back to us in a transaction exempt from registration with the SEC. The Representative’s Warrants and the shares of common stock underlying the Representative’s Warrants are registered on the registration statement of which this prospectus forms a part.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

We and each of our directors and officers have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock for a period of 180 days after the closing date of the offering pursuant to the underwriting agreement without the prior written consent of Wainwright. These lock-up agreements provide for limited exceptions and their restrictions may be waived at any time by Wainwright. In addition, subject to an exception after 90 days after the closing date of the offering, we have agreed to not issue any securities that are subject to a price reset based on the trading prices of our common stock or upon a specified or contingent event in the future, or enter into any agreement to issue securities at a future determined price, for 12 months following the date of closing of this offering, which prohibition may be waived at any time by Wainwright.

Right of First Refusal

We have granted the representative a right of first refusal, for a period of twelve (12) months from the consummation of this offering, to act as sole book-running manager, sole underwriter or sole placement agent, for each and every future public and private offering or capital-raising transaction of equity, equity-linked or debt securities of the Company or subsidiary of the Company, on terms and conditions customary for such transaction.

We shall pay the representative the cash and warrant compensation provided above on the gross proceeds provided to us by investors that participated in this offering or were introduced to us by the representative or which we met during our engagement of the representative in any public or private offering or capital-raising transaction within fifteen (15) months following the expiration or termination of our engagement of the representative.

Indemnification

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters or such other indemnified parties may be required to make in respect thereof.

Listing

Our common stock is quoted for trading on the OTC Pink under the symbol “ASTI”, although as a result of the reverse split effected as of 5:00 pm Eastern Time on January 28, 2022 of the Company’s common stock, until March 1, 2022, the Company’s OTC Markets Symbol has temporarily been “ASTID”. We have applied to list our common stock and warrants on The Nasdaq Capital Market under the trading symbols “ASTI” and “ASTIW”, respectively.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions and penalty bids in connection with our common stock.

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum.

Overallotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the option to purchase additional shares. The underwriter may close out any short position by exercising its option to purchase additional shares and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Such a naked short position would be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters also may engage in passive market making transactions in our common stock in accordance with Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of the distribution. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for that security. However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specific purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Other Relationships

Certain of the underwriters and their affiliates have in the past and may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they have received or may in the future receive customary fees.

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

DESCRIPTION OF SECURITIES

Capital Stock

The following summary describes our common stock and the material provisions of our Certificate of Incorporation, our bylaws, and of the Delaware General Corporation Law (the “DGCL”). Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws. We encourage you to read those documents and the DGCL carefully.

Authorized Capital Stock

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.0001 per share, and 25,000,000 shares of preferred stock, par value $0.0001 per share.

The authorized but unissued shares of common and preferred stock are available for future issuance without stockholder approval, unless otherwise required by law or applicable stock exchange rules. Additional authorized but unissued shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares could hinder or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Outstanding Capital Stock

As of February 9, 2022, the Company had issued and outstanding 30,609,249 shares of common stock and 48,100 shares of Series A Preferred Stock.

Series A Preferred Stock

Holders of Series A Preferred Stock are entitled to cumulative dividends at a rate of 8% per annum when and if declared by the Board of Directors in its sole discretion. The dividends may be paid in cash or in the form of common stock (valued at 10% below market price, but not to exceed the lowest closing price during the applicable measurement period), at the discretion of the Board of Directors. The dividend rate on the Series A Preferred Stock is indexed to the Company's stock price and subject to adjustment.

The Series A Preferred Stock may be converted into shares of common stock at the option of the Company if the closing price of the common stock exceeds $1,160,000 (as adjusted for the reverse stock split), for twenty consecutive trading days, or by the holder at any time. The Company has the right to redeem the Series A Preferred Stock at a price of $8.00 per share, plus any accrued and unpaid dividends. The holder of the preferred shares may convert to common shares at any time, at no cost, at a ratio of one preferred share into one common share (subject to standard ratable anti-dilution adjustments). Upon any conversion (whether at the option of the Company or the holder), the holder is entitled to receive any accrued but unpaid dividends.  As of September 30, 2021, there were accrued and unpaid dividends of $404,441.

Holders of Series A Preferred Stock have no voting rights, except as otherwise required by law and that, without the affirmative vote of holders of a majority of the Series A Preferred Stock, the Company shall not alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock; authorize or create any class of stock ranking as to distribution of dividends senior to the Series A Preferred Stock; increase the authorized number of shares of Series A Preferred Stock; or enter into any agreement with respect to the foregoing..

Upon any liquidation, dissolution or winding up of the Company, after payment or provision for payment of debts and other liabilities of the Company, the holders of Series A Preferred Stock shall be entitled to receive, pari passu with any distribution to the holders of common stock of the Company, an amount equal to $8.00 per share of Series A Preferred Stock plus any accrued and unpaid dividends.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our Board out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. Each outstanding share of common stock is duly and validly issued, fully paid and non-assessable.

Preferred Stock

Our Board is authorized by our charter to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders. Any shares of preferred stock so issued could have priority over our common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock. Although our Board is required to make any determination to issue preferred stock based on its judgment as to the best interests of our stockholders, our Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which such stockholders might receive a premium for their stock over the then market price of such stock.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Our charter and bylaws contain a number of provisions that could make our acquisition by means of a tender or exchange offer, a proxy contest or otherwise more difficult. These provisions are summarized below.

Board Composition; Removal of Directors and Filling Board Vacancies

Our charter provides that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least a majority of the shares entitled to vote at an election of directors.

Our bylaws authorize only our Board to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our Board may only be set by a resolution adopted by a majority vote of our entire Board. These provisions would prevent a stockholder from increasing the size of our Board and then gaining control of our Board by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our Board but promotes continuity of management.

Staggered Board

Our Board is divided into three classes, with one class of directors elected at each year’s annual stockholders meeting. Staggered terms tend to protect against sudden changes in management and may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders.

Advance Notice Requirements

Our bylaws provide advance notice procedures for stockholders seeking to bring matters before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.

Special Meetings

Our bylaws provide that special meetings of stockholders may only be called at the request of a majority of the Board, and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.

Undesignated Preferred Stock

Our charter provides for 25,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our Board to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our Board were to determine that a takeover proposal is not in the best interests of our stockholders, our Board could cause shares of convertible preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our charter grants our Board broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our Board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, lease, pledge, exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or
•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Computershare Investor Services.

Common Warrants

The following summary of certain terms and provisions of the Common Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the Common Warrants, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of Common Warrant for a complete description of the terms and conditions of the warrants. The Common Warrants will be issued in book-entry form and will initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC pursuant to a warrant agency agreement between us and Computershare, Inc. together with its wholly-owned subsidiary, Computershare Trust Company, N.A., as warrant agent.

Duration and Exercise Price

The warrants are exercisable from and after the date of their issuance and expire on the five year anniversary of such date, at an exercise price per share of common stock equal to $[*]. The warrants will be governed by the terms of a global warrant held in book-entry form. The holder of a warrant will not be deemed a holder of our underlying common stock until the warrant is exercised. No fractional shares of common stock will be issued in connection with the exercise of a warrant. Instead, for any such fractional share that would have otherwise been issued upon exercise of warrants, we will round such fraction up to the next whole share.

Exercisability

The warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). Warrant holders may not exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 4.99% of the shares of common stock outstanding, or, at a Holder’s election, 9.99%.

Cashless Exercise

If, at the time a holder exercises its warrants, a registration statement registering the issuance of the shares of common stock underlying the warrants under the Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the warrants.

Transferability

Subject to applicable laws, a warrant may be transferred at the option of the holder upon surrender of the warrant to us together with the appropriate instruments of transfer.

No Fractional Shares

No fractional shares of common stock will be issued upon the exercise of the warrants. As to any fraction of a share which the holder would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Trading Market

There is currently no established public trading market for the warrants, and there is no assurance that a market will develop. We are in the process of applying to have the warrants listed on Nasdaq under the symbol “ASTIW.” We will not consummate this offering unless our shares of common stock and warrants are approved for listing on Nasdaq.

Right as a Stockholder

Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the warrants do not have the rights or privileges of holders of our common stock with respect to the shares of common stock underlying the warrants, including any voting rights, until they exercise their warrants. The warrants will provide that holders have the right to participate in distributions or dividends paid on our common stock.

Fundamental Transaction

In the event of a fundamental transaction, as described in the warrants and generally including any merger or consolidation with or into another person; sale, lease, transfer, or other disposition of all or substantially all of the Company’s assets; tender or exchange offer accepted by holders of a majority of our common stock; recapitalization or reclassification of the common stock; the acquisition by a person or group of more than 50% of our outstanding common stock, each Common Warrant holder shall have the right to receive, for each share that of common stock that would have been issuable upon such exercise immediately prior to the occurrence of the fundamental transaction, at the option of the holder, the number of shares of common stock of successor or acquiring corporation or Company common stock, if the Company is the surviving corporation, and any additional consideration receivable as a result of such fundamental transaction by a holder of the number of shares of common stock for which the Common warrant is being exercised (without regard to any restriction on exercise of Common Warrant referred to above). Additionally, as more fully described in the Common Warrant, in the event of a fundamental transaction, the holders of the warrants will be entitled to receive consideration in an amount in cash equal to the Black Scholes value of the warrants determined according to a formula set forth in the warrants, provided, however, that, if the fundamental transaction is not within our control, including not approved by our Board, then the holder shall only be entitled to receive the same type or form of consideration (and in the same proportion), at the Black Scholes value of the unexercised portion of the warrant, that is being offered and paid to the holders of our common stock in connection with the fundamental transaction.

Warrant Agent

The warrants will be issued pursuant to the terms of a warrant agency agreement between us and Computershare, Inc. together with its wholly-owned subsidiary, Computershare Trust Company, N.A., as warrant agent. The warrant agent may resign upon 30 days’ written notice to us and our transfer agent , if applicable. We have the right to remove the warrant agent upon 30 days’ prior written notice to the warrant agent, our transfer agent and the holders of any warrant certificates. If the warrant agent resigns or is removed, we will appoint a successor warrant agent. If we do not do so within 30 days, then any holder of a warrant certificate may petition a court of competent jurisdiction to appoint a successor warrant agent and we will be deemed to be the warrant agent pending such appointment. In the warrant agency agreement, we have agreed to indemnify the warrant agent against certain liabilities.

DESCRIPTION OF BUSINESS

Business Overview

We target high-value specialty solar markets. These include aerospace, defense, emergency management and consumer/OEM applications. This strategy enables us to fully leverage what we believe are the unique advantages of our technology, including flexibility, durability and attractive power to weight and power to area performance. It further enables us to offer unique, differentiated solutions in large markets with less competition, and more attractive pricing.

Specifically, we focus on commercializing our proprietary solar technology in three highest-value PV verticals:

I. Aerospace: Space, Near-space and Fixed Wing UAV

II. Public Sector: Defense and Emergency Management

III. Commercial Off-grid and Portable Power

We believe the value proposition of Ascent’s proprietary solar technology not only aligns with the needs of customers in these verticals, but also overcomes many of the obstacles other solar technologies face in these unique markets. Ascent has the capability to design and develop finished products for end users in these areas as well as collaborate with strategic partners to design and develop custom integrated solutions for products like airships and fixed-wing UAVs. Ascent sees significant overlap in the needs of end users across some of these verticals and believes it can achieve economies of scale in sourcing, development, and production in commercializing products for these customers.

The integration of Ascent's solar modules into space, near space, and aeronautic vehicles with ultra-lightweight and flexible solar modules is an important market opportunity for the Company. Customers in this market have historically required a high level of durability, high voltage and conversion efficiency from solar module suppliers, and we believe our products are well suited to compete in this premium market.

Product History

In March 2008, we demonstrated initial operating capacity of our first production line by beginning production trials as an end-to-end integrated process. Initial operating capacity production trials resulted in average thin film device efficiencies of 9.5% and small area monolithically integrated module efficiencies of over 7.0%. During 2008, optimization trials resulted in thin film device efficiencies in the 9.5% to 11.5% range and corresponding module efficiencies in the 7.0% to 9.0% range. The test modules measured approximately 15 centimeters wide by 30 centimeters long, which is significant in that it demonstrates true production capability where these modules are processed side-by-side. In contrast, devices tested under laboratory conditions are usually small area in nature measuring 1 centimeter by 1 centimeter or less. During the first quarter of 2009, we began limited production of monolithically integrated flexible CIGS modules in our initial production line. Our primary business model, at that time, was based upon mass production of solar modules of varying lengths, sizes and configurations. We provided sample modules to potential customers and development partners in various industries to explore integration of our products into new applications.

In July 2009, we obtained independent verification by the U.S. Department of Energy’s National Renewable Energy Laboratory (“NREL”) that our modules of approximately 15 centimeters wide by 30 centimeters long measured 10.4% in conversion efficiency. In October 2009, NREL further verified our achievement of a manufacturing milestone of 14.0% cell efficiency as well as a peak efficiency of 11.4% for CIGS modules. Later, in December 2010, we achieved 12.1% module efficiency on the same form factor. In October 2010, we completed internal qualification testing of a flexible packaging solution which successfully passed the rigorous standard of one thousand (1,000) hours of damp heat testing (85% relative humidity and 85° C temperature) guideline set forth by International Electrotechnical Commission (“IEC”) 61646 standards for performance and long-term reliability of thin film solar modules.

In February 2010, three of our product configurations were certified by an independent laboratory on a variety of U.S. Department of Defense (“DOD”) rugged standards known as MIL-STD-810G. In October 2010, we completed full external certification under IEC 61646 at an independent laboratory of a two-meter module. Achieving this certification is required for building integrated photovoltaic (“BIPV”) and building applied photovoltaic (“BAPV”) applications used in commercial, industrial and residential rooftop markets. Certification activities will continue, as required, as we introduce new products and make changes or improvements to our already certified products.

In 2010, we received an award from R&D Magazine and were recognized as one of the 100 Most Innovative Technologies, based on our process of monolithic integration on polyimide substrate. In 2011, Time Magazine selected us as one of the 50 Best Inventions of the year. In 2015 Ascent Solar won its second R&D 100 Award. The 2015 award was given for the development of the MilPak™ platform, a military-grade (MIL-STD-810G tested) and fully integrated solar power generation and storage unit incorporated with a Maximum Peak Power Tracking (MPPT) management system. The MilPak platform is one of the most rugged, yet lightweight, power generation and storage solutions available, both attributes enabled by the use of Ascent’s CIGS technology.

In January 2017, Ascent was awarded a contract to supply high-voltage SuperLight thin-film CIGS PV blankets. These 50W, fully laminated, flexible blankets were manufactured using a new process that was optimized for high performance in near-space conditions at elevated temperatures, and are custom designed for easy modular integration into series and parallel configurations to achieve the desired voltage and current required for such application.

In November 2017, Ascent introduced the next generation of our USB-based portable power systems with the XD™ series. The first product introduced was the XD-12 which, like previous products, is a folding, lightweight, easily stowable, PV system with USB power regulation. Unique to this generation of PV portable power is more PV power (12 Watts) and a 2.0 Amp smart USB output to enable the XD-12 to charge most smartphones, tablets, and USB-enabled devices as fast as a wall outlet. The enhanced smart USB circuit works with the device to be charged so that the device can determine the maximum power it is able to receive from the XD-12 and ensures the best possible charging performance directly from the sun.

Also in 2017, Ascent manufactured a new micro-module for a space customer, approximately 12.8mm x 50mm (0.5in x 2.0in) in size that is ideal for both laboratory-scale environmental testing, and for subsequent integration into flight experiments.

In February 2018, the Company introduced the second product in our XD series. Delivering up to 48 Watts of solar power, we believe the durable and compact Ascent XD-48 Solar Charger is the ideal solution for charging many portable electronics and off-grid power systems. The XD-48’s versatility allows it to charge both military and consumer electronics directly from the sun wherever needed. Like the XD-12, the XD-48 has a compact and portable design, and its rugged, weather-resistant construction withstands shocks, drops, damage and even minor punctures to power through the harshest conditions.

In March 2018, we collaborated with a European based customer for their lighter-than-air, helium-filled airship project, which was based on our newly developed ultra-light modules with substrate material that was half of the thickness of our standard modules. In 2019, we completed a repeat order from the same customer who had since established its airship development operation in the US. In 2020, we received a third and enlarged order from the same customer and completed the order in the second quarter of 2021. Most recently, in the 4th quarter of 2021 we received a fourth order with a targeted ship date in the 2nd quarter of 2022.

On September 15, 2021, the Company entered into a Long-Term Supply and Joint Development Agreement (“JDA”) with TubeSolar, a significant existing stakeholder in the Company. See “Principal Stockholders,” and “Certain Transactions.” Under the terms of the JDA, the Company will produce, and TubeSolar will purchase, thin-film PV foils (“PV Foils”) for use in TubeSolar’s solar modules for agricultural photovoltaic (“APV”) applications that require solar foils for its production. Under the JDA, the Company will receive up (i) to $4 million of non-recurring engineering (“NRE”) fees, (ii) up to $13.5 million of payments upon achievement of certain agreed production and cost structure milestones, and (iii) product revenues from sales of PV Foils to TubeSolar. The JDA has no fixed term, and may only be terminated by either party for breach.

The Company and TubeSolar have also jointly established a subsidiary company in Germany, in which TubeSolar holds a minority stake of 30% (the “JV”). The purpose of the JV is to establish and operate a PV manufacturing facility in Germany that will produce and deliver PV Foils exclusively to TubeSolar. Until the JV facility is fully operational, PV Foils will be manufactured in the Company’s existing facility in Thornton, Colorado. The parties expect to jointly develop next generation tooling for use in manufacturing PV Foils at the JV facility. The Company purchased 17,500 shares of the JV for 1 Euro per share, on November 10, 2021.

We continue to design and manufacture PV integrated portable power applications for commercial and military users, including the US Marine Corps, US AF Special Operations Command, US Special Operations Command, US Army Special Operations Command, US Army Futures Command, and others. Due to the high durability enabled by the monolithic integration employed by our technology, the capability to customize modules into different form factors and what we believe is the industry leading light weight and flexibility provided by our modules, we believe that the potential applications for our products are extensive, including anywhere that may need power generation such as in disaster recovery and emergency preparedness, commercial and personal adventure expeditions to remote areas, humanitarian efforts in areas with poor power infrastructure, photography and filming involved in wildlife observation, to name a few.

Commercialization and Manufacturing Strategy

We manufacture our products by affixing a thin CIGS layer to a flexible, plastic substrate using a large format, roll-to-roll process that permits us to fabricate our flexible PV modules in an integrated sequential operation. We use proprietary monolithic integration techniques which enable us to form complete PV modules with little to no costly back-end assembly of inter-cell connections. Traditional PV manufacturers assemble PV modules by bonding or soldering discrete PV cells together. This manufacturing step typically increases manufacturing costs and, at times, proves detrimental to the overall yield and reliability of the finished product. By reducing or eliminating this added step, using our proprietary monolithic integration techniques, we believe we can achieve cost savings in, and increase the reliability of, our PV modules. All tooling necessary for us to meet our near-term production requirements is installed in our Thornton, Colorado plant.

We plan to continue the development of our current PV technology to increase module efficiency, improve our manufacturing tooling and process capabilities and reduce manufacturing costs. We also plan to continue to take advantage of research and development contracts to fund a portion of this development.

Advantages of CIGS on a Flexible Plastic Substrate

Thin film PV solutions differ based on the type of semiconductor material chosen to act as a sunlight absorbing layer, and also on the type of substrate on which the sunlight absorbing layer is affixed. To the best of our knowledge, we believe we are the only company in the world currently focused on commercial scale production of PV modules using CIGS on a flexible, plastic substrate with monolithic integration. We utilize CIGS as a semiconductor material because, at the laboratory level, it has a higher demonstrated cell conversion efficiency than amorphous silicon (“a-Si”) and cadmium telluride (“CdTe”). We also believe CIGS offers other compelling advantages over both a-Si and CdTe, including:

•

CIGS versus a-Si:  Although a-Si, like CIGS, can be deposited on a flexible substrate, its conversion efficiency, which already is generally much lower than that of CIGS, measurably degrades when it is exposed to ultraviolet light, including natural sunlight. To mitigate such degradation, manufacturers of a-Si solar cells are required to implement measures that add cost and complexity to their manufacturing processes.

•

CIGS versus CdTe:  Although CdTe modules have achieved conversion efficiencies that are generally comparable to CIGS in production, we believe CdTe has never been successfully applied to a flexible substrate on a commercial scale. We believe the use of CdTe on a rigid, transparent substrate, such as glass, is unsuitable for a number of our applications. We also believe CIGS can achieve higher conversion efficiencies than CdTe in production.

We believe our choice of substrate material further differentiates us from other thin-film PV manufacturers. We believe the use of a flexible, lightweight, insulating substrate that is easier to install provides clear advantages for our target markets, especially where rigid substrates are unsuitable. We also believe our use of a flexible, plastic substrate provides us significant cost advantages because it enables us to employ monolithic integration techniques on larger components, which we believe are unavailable to manufacturers who use flexible, metal substrates. Accordingly, we are able to significantly reduce part count, thereby reducing the need for costly back end assembly of inter cell connections. As the only company, to our knowledge, focused on the commercial production of PV modules using CIGS on a flexible, plastic substrate with monolithic integration, we believe we have the opportunity to address the defense, aerospace, transportation, off grid, portable power and other weight-sensitive markets with transformational high quality, value added product applications. It is these same unique features and our overall manufacturing process that enable us to produce extremely robust, light and flexible products.

Competitive Strengths

We believe we possess a number of competitive strengths that provide us with an advantage over our competitors.

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We are a pioneer in CIGS technology with a proprietary, flexible, lightweight, high efficiency PV thin film product that positions us to penetrate a wide range of attractive high value added markets such as off grid, portable power, transportation, defense, aerial, and other markets. By applying CIGS to a flexible plastic substrate, we have developed a PV module that is efficient, lightweight and flexible; with the highest power-to-weight ratio in at-scale commercially available solar. The market for electronic components, such as electronic packages, casings and accessories, as well as defense portable power systems, transportation integrated applications and space and near-space solar power application solutions represent a significant premium market for the Company. Relative to our thin film competitors, we believe our advantage in thin film CIGS on plastic technology provides us with a superior product offering for these strategic market segments.

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We have the ability to manufacture PV modules for different markets and for customized applications without altering our production processes.  Our ability to produce PV modules in customized shapes and sizes, or in a variety of shapes and sizes simultaneously, without interrupting production flow, provides us with flexibility in addressing target markets and product applications, and allows us to respond quickly to changing market conditions. Many of our competitors are limited by their technology and/or their manufacturing processes to a more restricted set of product opportunities.

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Our integrated, roll-to-roll manufacturing process and proprietary monolithic integration techniques provide us a potential cost advantage over our competitors.  Historically, manufacturers have formed PV modules by manufacturing individual solar cells and then interconnecting them. Our large format, roll-to-roll manufacturing process allows for integrated continuous production. In addition, our proprietary monolithic integration techniques allow us to utilize laser patterning to create interconnects, thereby creating PV modules at the same time we create PV cells. In so doing, we are able to reduce or eliminate an entire back end processing step, saving time as well as labor and manufacturing costs relative to our competitors.

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Our lightweight, powerful, and durable solar panels provide a performance advantage over our competitors.  For applications where a premium is placed on the weight and profile of the product, our ability to integrate our PV modules into portable packages and cases offers the customer a lightweight and durable solution for all their portable electronics.

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Our proven research and development capabilities position us to continue the development of next generation PV modules and technologies. Our ability to produce CIGS based PV modules on a flexible plastic substrate is the result of a concerted research and development effort that began more than twenty years ago. We continue to pursue research and development in an effort to drive efficiency improvements in our current PV modules and to work toward next generation technologies and additional applications.

•

Our manufacturing process can be differentiated into two distinct functions -- a front-end module manufacturing process and a back-end packaging process.  Our ability to produce finished unpackaged rolls of CIGS material for shipment worldwide to customers for encapsulation and integration into various products enhances our ability to work with partners internationally and domestically.

Markets and Marketing Strategy

We target high-value specialty solar markets. These include aerospace, defense, emergency management and consumer/OEM applications. This strategy enables us to fully leverage the unique advantages of our technology, including flexibility, durability and attractive power to weight and power to area performance. It further enables us to offer unique, differentiated solutions in large markets with less competition, and more attractive pricing.

Specifically, we focus on commercializing our proprietary solar technology in three highest-value PV verticals:

I. Aerospace: Space, Near-space and Fixed Wing UAV

II. Public Sector: Defense and Emergency Management

III. Commercial Off-grid and Portable Power

We believe the value proposition of Ascent’s proprietary solar technology not only aligns with the needs of customers in these verticals, but also overcomes many of the obstacles other solar technologies face in these unique markets. Ascent has the capability to design and develop finished products for end users in these areas as well as collaborate with strategic partners to design and develop custom integrated solutions for products like airships and fixed-wing UAVs. Ascent sees significant overlap in the needs of end users across some of these verticals and believes it can achieve economies of scale in sourcing, development, and production in commercializing products for these customers.

The integration of Ascent's solar modules into space, near space, and aeronautic vehicles with ultra-lightweight and flexible solar modules is an important market opportunity for the Company. Customers in this market have historically required a high level of durability, high voltage and conversion efficiency from solar module suppliers, and we believe our products are well suited to compete in this premium market. In May 2014, together with our partners, Silent Falcon UAS Technologies and Bye Aerospace, we announced the successful first flight of a production version of the Silent Falcon™ Unmanned Aircraft Systems, powered by Ascent’s ultra-lightweight, flexible PV modules. In July 2014, our ultra-lightweight, flexible PV modules were selected by Vanguard Space Technologies for their NASA Small Business Innovative Research program. The NASA program is intended to develop an economical, lightweight alternative to existing and emerging high-cost solar arrays for high-power space applications. We expect opportunities in this segment to develop rapidly due to customers' extensive development, testing and evaluation processes.

In March 2016, the Company announced a major breakthrough of our high-voltage superlight bare modules, achieving a power-to-weight ratio of 1,700 watts per kilogram at AM0 environment. What we believe is the “best-in-class” specific power is crucial to the aerospace industry where every pound of weight reduction would translate to incremental cost savings or increased in payloads. In December 2016, Ascent was selected by the Japan Aerospace Exploration Agency (“JAXA”) as part of their next round of evaluations for providing solar technology for an upcoming mission to Jupiter, as well as to address additional missions. This decision followed an earlier round of investigation with promising results, during which the Company's flexible, monolithically integrated CIGS solar module was subjected to environmental extremes and continued to operate well. During the first phase of JAXA's evaluation, Ascent's PV was successfully tested below -146°C (-231°F) and up to +190°C (+374 °F), and to only 4% of the sunlight generally received in earth's orbit. In addition, JAXA has subjected Ascent's PV to radiation and mechanical testing.

In 2017 we continued to solidify our position in the space and near-space markets; these challenging requirements and environments allow for the full utilization of what we believe is the unique nature and advantages of our lightweight, flexible monolithically integrated CIGS PV. Through continued work in the PV-powered drone field, Ascent made significant strides in providing PV power to high-altitude airships and next-generation space applications.

In January 2017, Ascent was awarded a contract to supply high-voltage SuperLight thin-film CIGS PV blankets. These 50W, fully laminated, flexible blankets were manufactured using a new process that was optimized for high performance in near-space conditions at elevated temperatures, and are custom designed for easy modular integration into series and parallel configurations to achieve the desired voltage and current required for such application.

In November 2017, Ascent fulfilled a third order from JAXA for custom PV products designed specifically for their upcoming solar sail deployment demonstration project.  This project was comprised of small area test cells and large, 19.5cm x 30cm monolithically integrated modules, all on a very thin, 25-micron (0.001 inch) plastic substrate which is half the thickness of Ascent’s production substrate for a standard product. In space, near-space, and drone applications, the PV substrate accounts for a significant portion of the product’s overall mass; the PV construction on the new 25-micron substrates represents a major breakthrough for these markets. JAXA placed this order after achieving the desired experimental results from the previous shipments and subsequent electrical, mechanical and environmental testing. The 19.5cm x 30cm module is a custom design to match the anticipated deployment mechanism and PV layout for the final Jovian spacecraft. We continue to receive testing orders from JAXA.

Also in 2017, Ascent fulfilled a new order, with another repeat space customer, to manufacture a new micro-module, approximately 12.8mm x 50mm (0.5in x 2.0in) in size that is ideal for both laboratory-scale environmental testing, and for subsequent integration into flight experiments.

In 2015 Ascent Solar won its second R&D 100 Award, the 2015 award was given for the development of the MilPak platform, a military-grade solar power generation and storage unit. The MilPak platform is one of the most rugged, yet lightweight, power generation and storage solutions available, both attributes enabled by the use of Ascent’s CIGS technology.

The military market has a unique set of requirements we believe are well suited to our products. When integrated with fabric to form re-deployable arrays, our highly efficient, rugged, lightweight modules may allow soldiers to minimize battery loads, reduce the use of conventional fuels, and increase safety through the streamlining of fuel transport operations, providing the front-line units with maximum resilience and helping to increase operational efficiency. We are also working to expand our foldable line of outdoor solar chargers, such as the XD-12 and the XD-48, which are well suited for the individual soldier or for the bigger power needs of a platoon with the ability of several chargers to be strung together. Our modules can also provide a reliable source of renewable power in remote areas, regardless of local infrastructure. We will continue to seek to reach the military market through partnerships with top systems providers, by providing Government Service Administration Letters of Supply, and through direct sales and other blanket purchase agreements with the government.

Transportation integrated PV, or integration of our flexible solar modules with vehicles such as commercial trucks, buses, trains and passenger cars, is another market segment that we believe represents a significant opportunity. Due to their flexible form and durable, lightweight properties, our modules can be fitted to the exterior of various vehicles to provide supplemental power without significantly affecting the aerodynamics, weight or aesthetics of the vehicle. We are currently working with multiple integrators and OEMs to develop effective value-added solutions for this market.

During the third quarter of 2017, Ascent Solar demonstrated its breadth of capabilities at the US Special Operations Command (“SOCOM”) exclusive Technical Experimentation (“TE”) 17-3 Event in Washington, DC. SOCOM is tasked, by the Department of Defense (“DoD”), with providing Special Operations Forces (“SOF”) with the latest war fighting technology available; in support of this effort, SOCOM sponsors an annual TE event.   In July of 2017, SOCOM requested the participation of companies who have proficiency in the areas of Satellite Communication (“SATCOM”) and Unattended Ground Sensors (“UGS”) for a TE event.   Over 30 companies were selected to participate, and Ascent Solar was one of only 2 companies selected to participate who didn’t actually make SATCOM or UGS products.  Ascent Solar was selected on the basis and recognition that one of the primary issues facing the DoD today is the ability to power all of their war fighting technology.   Ascent’s diverse line-up of rugged and lightweight portable solar products offers the potential for the DoD to generate unattended ongoing power, which could save lives and increase the efficiency of the war fighting effort.  Ascent was honored to be chosen to participate, and the assessed score we received is indicative of a capability that has “high potential for SOF use with few limitations”.

During the third quarter of 2018, Ascent Solar was once again selected to demonstrate its breadth of capabilities at the SOCOM exclusive TE 18-3 Event in Washington, DC. In July of 2018, SOCOM requested the participation of companies who have proficiency in the areas of Intelligence, Surveillance and Reconnaissance (ISR), Small Unmanned Aerial Systems (SUAS) and Mobility for the TE event.  Over 50 companies were selected to participate, and Ascent Solar was one of only 2 companies selected for a second straight year.

We continue to supply our strategic partners with PV modules to support their development, testing and certification of new integrated PV products, including product testing by several branches of the U.S. military. We believe that our high-power density flexible solar modules enable new applications for solar power. By creating mutually beneficial partnerships and strategically penetrating the markets discussed above, we plan to develop the landscape of mobile solar power generation with advanced technology end products.

During 2021, the ASTI team further advanced product acceptance into the highly stringent space market with demonstrated solar module survivability under the guidance of NASA Marshal Space Flight Center (MSFC) MISSE X flight experiment on the International Space Station (ISS), advancing our Technology Readiness Level (TRL) to 6, with subsequent flights in 2022-23, both NASA and commercial, intended to achieve TRL 7. TRL 8 is commonly accepted as space qualified. Also during 2021, the ASTI team was able to utilize an ultra-thin lamination made from the coating material used during MISSE X to build custom modules for a customer to be tested for a future flight.

Competition

We have pivoted our strategic focus away from large scale utility projects of the traditional solar markets. We believe our thin film, monolithically integrated CIGS technology enables us to deliver sleek, lightweight, rugged, high performance solutions to serve these markets as competitors from other thin film and c-Si companies emerge. The landscape of thin film manufacturers encompasses a broad mix of technology platforms at various stages of development and consists of a number of medium and small companies.

The market for traditional, grid connected PV products is dominated by large manufacturers of c-Si technology, although thin film technology on glass has begun to emerge among the major players. We anticipate that while these large manufacturers may continue to dominate the market with their silicon-based products, thin film manufacturers will likely capture an increasingly larger share of the market, as is evident from the success of First Solar (CdTe) and Solar Frontier (CIGS), both among the top 20 producers worldwide. In 2019, crystalline silicon PV technology represented over 90% of global market revenue and production, with the balance captured by thin film. Approximately half of thin film production is CdTe production, with the other half being split between CIGS and a-Si.

We believe that our modules offer unique advantages. Their flexibility, low areal density (mass per unit area), and high specific power (power per unit mass) enable use on weight-sensitive applications, such as portable power, conformal aircraft surfaces, high altitude long endurance (HALE) fixed wing and lighter than air (LTA) vehicles, and space applications that are unsuitable for glass-based modules. Innovative product design, customer focused development, and our rapid prototyping capability yield modules that could be integrated into virtually any product to create a source of renewable energy. Whether compared to glass based or other flexible modules, our products offer competitive advantages making them unique in comparison to competing products. We consider PowerFilm Solar, Global Solar, MiaSolé, and Flisom to be our closest competitors in terms of technology in the specialty PV market.

Research and Development and Intellectual Property

We intend to continue to invest in research and development in order to provide near term improvements to our manufacturing process and products, as well as to identify next generation technologies relevant to both our existing and potential new markets. During the nine months ended September 30, 2021 and full years 2020 and 2019 we incurred approximately $2,716,395, $1,165,193 and $1,310,948, respectively, in research and development costs, which include research and development incurred in relation to our government contracts, as well as manufacturing costs incurred while developing our product lines and manufacturing process.

Our technology was initially developed at ITN beginning in 1994. In early 2006, ITN assigned to us certain CIGS PV-specific technologies, and granted to us a perpetual, exclusive, royalty free, worldwide license to use these technologies in connection with the manufacture, development, marketing and commercialization of CIGS PV to produce solar power. In addition, certain of ITN’s existing and future proprietary process and control technologies, although nonspecific to CIGS PV, were assigned to us. ITN retained the right to conduct research and development activities in connection with PV materials, and we agreed to grant a license back to ITN for improvements to the licensed technologies and intellectual property outside of the CIGS PV field.

We protect our intellectual property through a combination of trade secrets and patent protections. We own the following patents and published patent applications:

Issued Patents and Registrations

1	US Patent No. 9,640,692 entitled “Flexible Photovoltaic Array with Integrated Wiring and Control Circuitry, and Associated Methods” (issued October 12, 2010) (co-owned with PermaCity Corporation)
2	US Patent No. 8,426,725 entitled “Apparatus and Method for Hybrid Photovoltaic Device Having Multiple, Stacked, Heterogeneous, Semiconductor Junctions” (issued April 23, 2013)
3	US Patent No. 8,465,589 entitled “Machine and Process for Sequential Multi-Sublayer Deposition of Copper Indium Gallium Diselenide Compound Semiconductors” (issued June 18, 2013)
4	US Patent No. D697,502 entitled “Mobile Electronic Device Case” (issued January 14, 2014)
5

US Patent No. 8,648,253 entitled “Machine and Process for Continuous, Sequential, Deposition of Semiconductor Solar Absorbers Having Variable Semiconductor Composition Deposited in Multiple Sublayers” (issued February 11, 2014)

6	US Patent No. D781,228 entitled “Pocket-Sized Photovoltaic Based Fully Integrated Portable Power System” (issued March 14, 2017)
7

US Patent No. 9,601,650 entitled “Machine and Process for Continuous, Sequential, Deposition of Semiconductor Solar Absorbers Having Variable Semiconductor Composition Deposited in Multiple Sublayers” (issued March 21, 2017)

8	US Patent No. 9,634,175 entitled “Systems and Methods for Thermally Managing High-Temperature Processes on Temperature Sensitive Substrates” (issued April 25, 2017)
9	US Patent No. 9,640,706 entitled “Hybrid Multi-Junction Photovoltaic Cells and Associated Methods” (issued May 2, 2017)
10	US Patent No. 9,640,692 entitled “Flexible Photovoltaic Array with Integrated Wiring and Control Circuitry, and Associated Methods” (issued May 2, 2017)
11	US Patent No. 9,653,635 entitled “Flexible High-Voltage Adaptable Current Photovoltaic Modules and Associated Methods” (issued May 16, 2017)

12	US Patent No. 9,780,242 entitled “Multilayer Thin-Film Back Contact System for Flexible Photovoltaic Devices on Polymer Substrates” (issued October 3, 2017)

Published Patent Applications

1	“Multilayer Thin Film Back Contact System for Flexible Photovoltaic Devices on Polymer Substrates” (PCT/US2012/050398) (filed August 10, 2012)
2	“Subtractive Hinge and Associated Methods (EP 13758462.9) (filed March 4, 2013)
3	“System for Housing and Powering A Battery-Operated Device and Associated Methods” (PCT/US2013/34988) (filed April 2, 2013)
4	“System for Housing and Powering A Battery-Operated Device and Associated Methods” (PCT/US2013/74936) (filed December 13, 2013)
5	“Systems and Methods for Thermally Managing High-Temperature Processes on Temperature Sensitive Substrates” (CN 201480004408.4) (filed January 8, 2014)
6	“Multilayer Thin-Film Back Contact System for Flexible Photovoltaic Devices on Polymer Substrates” (PCT/US15/20184) (filed March 12, 2015)
7	“Photovoltaic-Based Fully Integrated Portable Power Management and Networking System” (PCT/US16/25647) (filed April 1, 2016)
8	“Multilayer Thin-Film Back Contact System for Flexible Photovoltaic Devices on Polymer Substrates” (WO PCT/US16/58933) (Filed October 26, 2016)

Suppliers

We rely on several unaffiliated companies to supply certain raw materials used during the fabrication of our PV modules and PV integrated electronics. We acquire these materials on a purchase order basis and do not have long term purchase quantity commitments with the suppliers, although we may enter into such contracts in the future. We currently acquire all of our high temperature plastic from one supplier, although alternative suppliers of similar materials exist. We purchase component molybdenum, copper, indium, gallium, selenium and indium tin oxides from a variety of suppliers. We also currently are in the process of identifying and negotiating arrangements with alternative suppliers of materials in the United States and Asia.

The manufacturing equipment and tools used in our production process have been purchased from various suppliers in Europe, the United States and Asia. Although we have had good relations with our existing equipment and tools suppliers, we monitor and explore opportunities for developing alternative sources to drive our manufacturing costs down.

Employees

We currently have 52 full-time and 2 part-time employees.

Company History

We were formed in October 2005 from the separation by ITN of its Advanced Photovoltaic Division and all of that division’s key personnel and core technologies. ITN, a private company incorporated in 1994, is an incubator dedicated to the development of thin film, PV, battery, fuel cell and nanotechnologies. Through its work on research and development contracts for private and government entities, ITN developed proprietary processing and manufacturing know-how applicable to PV products generally, and to CIGS PV products in particular. Our company was established by ITN to commercialize its investment in CIGS PV technologies. In January 2006, ITN assigned to us all its CIGS PV technologies and trade secrets and granted to us a perpetual, exclusive, royalty free worldwide license to use certain of ITN’s proprietary process, control and design technologies in the production of CIGS PV modules. Upon receipt of the necessary government approvals in January 2007, ITN assigned government funded research and development contracts to us and also transferred the key personnel working on the contracts to us.

DESCRIPTION OF PROPERTY

Principal Business Office

Our principal business office and manufacturing facility is located in a leased space at 12300 Grant Street, Thornton, Colorado 80241. We have approximately 30,000 square feet of fully equipped office space and 70,000 square feet of fully equipped manufacturing space. We consider our office space adequate for our current operations.

We have no policies with respect to investments in real estate or interests in real estate.

LEGAL PROCEEDINGS

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently aware of any such proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our stock previously traded on the Nasdaq Capital Market. On February 23, 2016 the Company received notice from Nasdaq stating that Nasdaq had determined to delist the Company's common stock, and we began trading on the OTCQB Venture Market. On May 20, 2017 our common stock was delisted from the OTCQB Venture Market and began trading on the OTC Pink. Our trading symbol is “ASTI.” The following table sets forth the high and low-sales price information per share for our common stock for the last two completed fiscal years, as adjusted for reverse stock splits.

Price Range of Common Stock

	High($)	Low($)
Fiscal 2020
First Quarter	1.00	0.50
Second Quarter	1.00	0.50
Third Quarter	1.00	0.50
Fourth Quarter	42.50	1.00
Fiscal 2021
First Quarter	485.00	20.00
Second Quarter	195.50	62.50
Third Quarter	114.50	64.00
Fourth Quarter	94.00	10.00
Fiscal 2022
First Quarter (through February 9, 2022)	37.50	8.00

Holders

As of February 3, 2022, the number of record holders of our common stock was 27. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividends

The holders of common stock are entitled to receive such dividends as may be declared by our Board. During the years ended December 31, 2021 and 2020, and during the year 2022 to-date, we did not pay any common stock dividends, and we do not expect to declare or pay any dividends in the foreseeable future. Payment of future dividends will be within the discretion of our Board and will depend on, among other factors, our retained earnings, capital requirements, and operating and financial condition.

LEGAL MATTERS

The validity of the issuance of securities offered hereby is being passed upon for us by Carroll Legal LLC. Loeb & Loeb LLP is passing upon certain legal matters for us. Troutman Pepper Hamilton Sanders LLP is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements of Ascent Solar Technologies, Inc. as of December 31, 2020 and 2019 and for each of the year ended December 31, 2020 and 2019 appearing in this prospectus have been audited by Haynie & Company, independent registered public accounting firm, as set forth in their report, thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Ascent Solar Technologies, Inc. to continue as a going concern as described in Note 4 to the consolidated financial statements as of December 31, 2020 and 2019), appearing elsewhere in this prospectus, and are included in reliance on such report given on the authority of such firm as experts in auditing and accounting.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those consolidated financial statements appearing elsewhere in this prospectus. This discussion and analysis contains statements of a forward-looking nature relating to future events or our future financial performance. As a result of many factors, our actual results may differ materially from those anticipated in these forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Significant Trends, Uncertainties and Challenges

We believe the significant trends, uncertainties and challenges that directly or indirectly affect our financial performance and results of operations include:

•	Our ability to generate customer acceptance of and demand for our products;
•	Successful ramping up of commercial production on the equipment installed;
•	The substantial doubt about our ability to continue as a going concern due to our history of operating losses;
•	Successful and timely certification for use in our target markets;
•	Successful operating of production tools to achieve the efficiencies, throughput and yield necessary to reach our cost targets;
•	Salability of the products we design at a price sufficient to generate profits;
•	Our ability to raise sufficient capital to enable us to reach a level of sales sufficient to achieve profitability on terms favorable to us;
•	Effective management of the planned ramp up of our domestic and international operations;
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Our ability to successfully develop and maintain strategic relationships with key partners, including OEMs, system integrators, distributors, retailers and e-commerce companies, who deal directly with end users in our target markets;

•	Our ability to maintain compliance with the Nasdaq Capital Market’s listing standards;
•	Our ability to maintain effective internal controls over financial reporting;
•	Our ability to achieve projected operational performance and cost metrics;
•	Our ability to enter into commercially viable licensing, joint venture, or other commercial arrangements;
•	Availability of raw materials;
•	Potential loss of intellectual property; and
•	COVID-19 and the uncertainty around the continued duration and effect of the worldwide pandemic.

Remediation of Material Weaknesses: At December 31, 2020 and March 31, 2021, we concluded that there were material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. See Management’s Discussion and Analysis--Remediation of Material Weaknesses. The Company executed the following steps to remediate the aforementioned material weaknesses in its internal control over financial reporting:

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The Company hired a new Chief Financial Officer during the fourth quarter of 2020 and a new Controller with a strong financial statement audit and technical accounting background during the second quarter of 2021. The Company’s Controller, acting in coordination with the Company’s CFO, were both highly involved in implementing and monitoring internal controls over the Company’s quarterly financial reporting including the oversight of controls specifically related to the Company’s inventory activities, cost of revenue allocations, and accounting for the Company’s debt and equity securities, supervising the accounting staff involved in the Company’s quarterly financial reporting, and identifying, monitoring, and resolving accounting issues as raised throughout the Company’s ongoing activities.

•	The Company significantly reduced the complexity of the debt structure through consolidation and simplifying of terms thereby lowering the associated administration and cost burden.

The Company engaged an external resource with the technical expertise to assist in documenting and testing internal controls under Section 302 and 404 of the Sarbanes Oxley Act of 2002.

Basis of Presentation: The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We have identified the policies below as critical to our business operations and to the understanding of our financial results:

Significant Accounting Policies

Inventories: All inventories are stated at the lower of cost or net realizable value, with cost determined using the weighted average method. Inventory balances are frequently evaluated to ensure they do not exceed net realizable value. The computation for net realizable value takes into account many factors, including expected demand, product life cycle and development plans, module efficiency, quality issues, obsolescence and others. Management's judgment is required to determine reserves for obsolete or excess inventory. If actual demand and market conditions are less favorable than those estimated by management, additional inventory write downs may be required.

Impairment of Long-lived assets: We analyze our long-lived assets (property, plant and equipment) and definitive-lived intangible assets (patents) for impairment, both individually and as a group, whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. Events that might cause impairment would include significant current period operating or cash flow losses associated with the use of a long-lived asset or group of assets combined with a history of such losses, significant changes in the manner of use of assets and significant negative industry or economic trends. An undiscounted cash flow analysis is calculated to determine if an impairment exists. If an impairment is determined to exist, any related loss is calculated using the difference between the fair value and the carrying value of the assets.

Convertible Preferred Stock: The Company evaluates its preferred stock instruments under FASB ASC 480, “Distinguishing Liabilities from Equity” to determine the classification, and thereby the accounting treatment, of the instruments. Please refer to Note 15 to the consolidated financial statements as of December 31, 2020 and 2019 for further discussion on the classification of each instrument.

Derivatives: The Company evaluates its financial instruments under FASB ASC 815, “Derivatives and Hedging” to determine whether the instruments contain an embedded derivative. When an embedded derivative is present, the instrument is evaluated for a fair value adjustment upon issuance and at the end of every period. Any adjustments to fair value are treated as gains and losses in fair values of derivatives and are recorded on the Statement of Operations. Please refer to Notes 10 and 12 to the consolidated financial statements as of December 31, 2020 and 2019 for further discussion on the embedded derivatives of each instrument.

Paycheck Protection Program Loan: The Company has elected to account for the forgivable loan received under the Paycheck Protection Program (“PPP”) provisions of the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act as a debt instrument and to accrue interest on the outstanding loan balance. Additional interest at a market rate (due to the stated interest rate of the PPP loan being below market) is not imputed, as the transactions where interest rates prescribed by governmental agencies are excluded from the scope of accounting guidance on imputing interest. The proceeds from the loan will remain recorded as a liability until either (1) the loan is, in part of wholly, forgiven and the Company has been legally released or (2) the Company repays the loan to the lender. On September 4, 2021, the Company received notification from Vectra Bank Colorado that the Small Business Administration has forgiven the PPP loan and the liability was recognized as other income.

Revenue Recognition:

Product revenue. We recognize revenue for the sale of PV modules and other equipment at a point in time following the transfer of control of such products to the customer, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts. For module and other equipment sales contracts that contain multiple performance obligations, we allocate the transaction price to each performance obligation identified in the contract based on relative standalone selling prices, or estimates of such prices, and recognize the related revenue as control of each individual product is transferred to the customer.

Milestone revenue. Each milestone arrangement is a separate performance obligation. The transaction price is estimated using the most likely amount method and revenue is recognized as the performance obligation is satisfied through achieving manufacturing or cost targets and engineering targets.

Government contract revenue. Revenue from government research and development contracts is generated under terms that are cost plus fee or firm fixed price. We generally recognize this revenue over time using cost-based input methods, which recognize revenue and gross profit as work is performed based on the relationship between actual costs incurred compared to the total estimated costs of the contract. In applying cost-based input methods of revenue recognition, we use the actual costs incurred relative to the total estimated costs to determine our progress towards contract completion and to calculate the corresponding amount of revenue to recognize.

Cost based input methods of revenue recognition are considered a faithful depiction of our efforts to satisfy long-term government research and development contracts and therefore reflect the performance obligations under such contracts. Costs incurred that do not contribute to satisfying our performance obligations are excluded from our input methods of revenue recognition as the amounts are not reflective of our transferring control under the contract. Costs incurred towards contract completion may include direct costs plus allowable indirect costs and an allocable portion of the fixed fee. If actual and estimated costs to complete a contract indicate a loss, provision is made currently for the loss anticipated on the contract.

Research, Development and Manufacturing Operations Costs: Research, development and manufacturing operations expenses include: (1) technology development costs, which include expenses incurred in researching new technology, improving existing technology and performing federal government research and development contracts, (2) product development costs, which include expenses incurred in developing new products and lowering product design costs, and (3) pre-production and production costs, which include engineering efforts to improve production processes, material yields and equipment utilization, and manufacturing efforts to produce saleable product. Research, development and manufacturing operations costs are expensed as incurred, with the exception of costs related to inventoried raw materials, work-in-process and finished goods, which are expensed as Cost of revenue as products are sold.

Share-Based Compensation:  We measure and recognize compensation expense for all share-based payment awards made to employees, officers, directors, and consultants based on estimated fair values. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in our statements of operations included herein. Share-based compensation is based on awards ultimately expected to vest, reduced by estimated forfeitures. Forfeitures are estimated at the time of grant and revised, as necessary, in subsequent periods if actual forfeitures differ from those estimates. For purposes of determining estimated fair value of share-based payment awards on the date of grant, we use the Black-Scholes option-pricing model (“Black-Scholes Model”) for option awards. The Black-Scholes Model requires the input of highly subjective assumptions. Because our employee stock options may have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models may not provide a reliable single measure of the fair value of our employee stock options. Management will continue to assess the assumptions and methodologies used to calculate estimated fair value of share-based compensation. Circumstances may change and additional data may become available over time, which result in changes to these assumptions and methodologies, which could materially impact our fair value determination. We estimate the fair value of our restricted stock awards at our stock price on the grant date.

The accounting guidance for share-based compensation may be subject to further interpretation and refinement over time. There are significant differences among option valuation models, and this may result in a lack of comparability with other companies that use different models, methods and assumptions. If factors change and we employ different assumptions in the accounting for share-based compensation in future periods, or if we decide to use a different valuation model, the compensation expense we record in the future may differ significantly from what we have recorded in the current period and could materially affect our loss from operations, net loss and net loss per share.

Earnings per Share: Earnings per share (“EPS”) are the amount of earnings attributable to each share of common stock. Basic EPS has been computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Income available to common stockholders has been computed by deducting dividends accumulated for the period on cumulative preferred stock (whether or not earned) from net income. Diluted earnings per share has been computed by dividing net income adjusted on an if-converted basis for the period by the weighted average number of common shares and potentially dilutive common share outstanding (which consist of options and convertible securities using the treasury stock method or the if-converted method, as applicable, to the extent they are dilutive).

Use of Estimates:  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in Entity s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity s Own Equity. ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective for smaller reporting companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Management has not yet evaluated the impact that the adoption of ASU 2020-06 will have on the Company’s consolidated financial statement presentation or disclosures.

Other new pronouncements issued but not effective are not expected to have a material impact on the Company’s consolidated financial statements.

Results of Operations

Comparison of the Years Ended December 31, 2020 and 2019

Revenues. Our revenues were $66,613 for the year ended December 31, 2020 compared to $638,380 for the year ended December 31, 2019, a decrease of $571,767. The decrease in sales is due primarily to significantly reduced operations during the year ended December 31, 2020. The Company was in a dormant status for the most part of the year as the focus in 2020 was to recapitalize and restructure the Company’s balance sheet. The intensification of the COVID-19 pandemic since March 2020 also significantly impacted our restructuring effort, thereby delaying our ability to restart our operations in a timely manner.

Cost of revenues. Our cost of revenues for the year ended December 31, 2020 was $174,588 compared to $490,755 for the year ended December 31, 2019, a decrease of 64%. The decrease in cost of revenues is mainly due to the decrease in materials and labor costs as a result of a decrease in production for the year ended December 31, 2020 compared to 2019. Cost of revenues for the year ended December 31, 2020 is comprised primarily of direct labor and overhead.

Research, development and manufacturing operations. Research, development and manufacturing operations costs were $1,165,193 for the year ended December 31, 2020, compared to $1,310,948 for the year ended December 31, 2019, a decrease of 11%. The decrease in cost is due primarily to reduced operations during the year ended December 31, 2020. Research, development and manufacturing operations costs include costs incurred for product development, pre-production and production activities in our manufacturing facility. Research, development and manufacturing operations costs also include costs related to technology development and governmental contracts.

Selling, general and administrative. Selling, general and administrative expenses were $1,029,720 for the year ended December 31, 2020, compared to $1,846,944 for the year ended December 31, 2019, a decrease of 44%. The decrease in costs is due primarily to reduced operations in the current period.

Other Income/Expense, net. Other income was $4,071,990 for the year ended December 31, 2020, compared to other expense $1,615,213 for the year ended December 31, 2019, an improvement of $5,687,203. The improvement is due primarily to the gain on sale of our facility and settlement of liabilities.

Net Income/Loss. Our Net Income was $1,617,444 for the year ended December 31, 2020, compared to a Net Loss of $4,868,261 for the year ended December 31, 2019, an improvement of $6,485,705. The improvement is due primarily to the gain on sale of our facility and settlement of liabilities.

The improvement of $6,485,705 in Net Income/Loss for the year ended December 31, 2020 can be summarized in variances in significant account activity as follows:

Decrease (Increase) to Net Loss For the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019
Revenues	(571,767)
Cost of Revenue	316,167
Research, development and manufacturing operations	145,755
Selling, general and administrative expenses	817,224
Depreciation and Amortization Expense	91,123
Other Income / Expense
Other income	2,159,670
Interest expense	5,342,469
Non-Cash Change in Fair Value of Derivatives and Gain/Loss on Extinguishment of Liabilities, net	(1,814,936)
Improvement in Net Income/Loss	6,485,705

Comparison of the Three Months Ended September 30, 2021 and 2020

Revenues. Our revenues increased by $5,430 for the three months ended September 30, 2021 when compared to the same period in 2020, due primarily to increased operations in the current period. The Company was in a dormant status for the 2020 three-month period, as the focus in 2020 was to recapitalize and restructure the Company’s balance sheet.

Cost of revenues. Our Cost of revenues increased by $682,357 for the three months ended September 30, 2021 when compared to the same period in 2020 mainly due to the increase in repair and maintenance, materials, and labor costs as a result of an increase in production. Cost of revenues for the three months ended September 30, 2021 is comprised primarily of repair and maintenance, direct labor, and overhead costs.

Research, development and manufacturing operations. Research, development and manufacturing operations costs increased by $936,453 for the three months ended September 30, 2021 when compared to the same period in 2020 is due primarily to an increased level of operations in the current period as compared to the Company’s dormant status in the 2020 three-month period. Research, development and manufacturing operations costs include costs incurred for product development, pre-production and production activities in our manufacturing facility. Research, development and manufacturing operations costs also include costs related to technology development and governmental contracts.

Selling, general and administrative. Selling, general and administrative expenses increased by $566,981 for the three months ended September 30, 2021 when compared to the same period in 2020. The increase in costs is due primarily to an increased level of operations in the current period as compared to the Company’s dormant status in the 2020 three-month period.

Other Income/Expense. Other income decreased $2,986,388 for the three months ended September 30, 2021 when compared to the same period in 2020. The decrease is due primarily to a gain from the change in fair value of derivative liabilities recognized in the prior period and a non-cash gain on disposal of the Building (as defined below). In the current period, the Company’s gain from the extinguishment of the PPP loan was partially offset by interest expense.

Net (Loss)/Income. Our Net Loss increased by $5,155,535 for the three months ended September 30, 2021 compared to the same period in 2020 primarily due to the items mentioned above.

Comparison of the Nine Months Ended September 30, 2021 and 2020

	Nine Months Ended September 30,
	2021	2020	$ Change
Revenues
Product Revenue	557,369	60,445	496,924
Total Revenues	557,369	60,445	496,924

Costs and Expenses
Cost of Revenue	1,184,528	101,156	(1,083,372)
Research, development and manufacturing operations	2,716,395	485,592	(2,230,803)
SG&A	2,244,771	505,053	(1,739,718)
Depreciation	40,047	137,978	97,931
Total Costs and Expenses	6,185,741	1,229,779	(4,955,962)

Loss From Operations	(5,628,372)	(1,169,334)	(4,459,038)

Other Income/(Expense)
Other Income/(Expense), net	68,443	3,314,966	(3,246,523)
Interest Expense	(899,533)	(3,227,112)	2,327,579
Change in fair value of derivatives and loss on extinguishment of liabilities	4,047,993	8,707,333	(4,659,340)
Total Other Income/(Expense)	3,216,903	8,795,187	(5,578,284)
Net (Loss)/Income	(2,411,469)	7,625,853	(10,037,322)

Revenues. Our revenues increased by $496,924 for the nine months ended September 30, 2021 when compared to the same period in 2020, due primarily to increased operations in the current period. The Company was in a dormant status for the 2020 nine-month period, as the focus in 2020 was to recapitalize and restructure the Company’s balance sheet.

Cost of revenues. Our Cost of revenues increased by $1,083,372 for the nine months ended September 30, 2021 when compared to the same period in 2020. The increase in cost of revenues is mainly due to the increase in repair and maintenance, materials, and labor costs as a result of an increase in production for the nine months ended September 30, 2021 compared to 2020. Cost of revenues for the nine months ended September 30, 2021 is comprised primarily of repair and maintenance, direct labor and overhead costs. Management believes our factory is currently significantly under-utilized, and a substantial increase in revenue would result in marginal increases to Direct Labor and Overhead included in the Cost of revenues. As such management’s focus going forward is to improve gross margin through increased sales and improved utilization of our factory. We are currently pursuing high-value PV markets.

Research, development and manufacturing operations. Research, development and manufacturing operations costs increased by $2,230,803 for the nine months ended September 30, 2021 when compared to the same period in 2020. The increase in costs is due primarily to increased operations in the current period as compared to the Company’s dormant status in the 2020 nine-month period. Research, development and manufacturing operations costs include costs incurred for product development, pre-production and production activities in our manufacturing facility. Research, development and manufacturing operations costs also include costs related to technology development and governmental contracts.

Selling, general and administrative. Selling, general and administrative expenses increased by $1,739,718 for the nine months ended September 30, 2021 when compared to the same period in 2020. The increase in costs is due primarily to an increased level of operations in the current period as compared to the Company’s dormant status in the 2020 nine-month period.

Other Income/Expense. Other income decreased by $5,578,284 for the nine months ended September 30, 2021 when compared to the same period in 2020. The decrease is due primarily to smaller gains from the change in derivative liabilities during the nine months ended September 30, 2021 when compared to the same period in 2020 and a gain from disposal of the Building recognized during 2020 that was not repeated in 2021.

Net (Loss)/Income. Our Net Income decreased by $10,037,322 for the nine months ended September 30, 2021 when compared to the same period in 2020. The decrease is due primarily to the change in fair value of the derivative liabilities.

Liquidity and Capital Resources

The Company has continued limited PV production at its manufacturing facility. The Company does not expect that sales revenue and cash flows will be sufficient to support operations and cash requirements for the foreseeable future and will depend on raising additional capital to maintain operations until the Company becomes profitable. The Company believes that cash currently on hand and funds raised in this offering will enable the Company to continue planned operations for at least 18 months.

Statements of Cash Flows Comparison of the Years Ended December 31, 2020 and 2019

For the year ended December 31, 2020, our cash used in operations was $2,881,138 compared to $2,715,418 for the year ended December 31, 2019, an increase of $165,720. The increase is due primarily to our recapitalization and restructuring effort which began in June 2020. For the year ended December 31, 2020, cash provided by investing activities was $254,444 compared to cash provided by investing activities of $827,491 for the year ended December 31, 2019. This change was primarily the result of a decrease in proceeds from the sale of assets. During the year ended December 31, 2020, negative operating cash flows of $2,881,138 were primarily funded through $2,500,000 in preferred stock issuances. On July 29, 2020 the Company’s owned facility at 12300 Grant Street, Thornton, CO 80241 (the “Building”) was foreclosed by the Building’s first lien holder (“Mortgage Holder”) and sold at public auction. The successful bidder for the Building was the Mortgage Holder, at the price of $7.193 million. As a result, the Company’s obligations to Mortgage Holder and all of the Company’s outstanding real property taxes on the Building were considered fully repaid.

Statements of Cash Flows Comparison of the Nine Months Ended September 30, 2021 and 2020

For the nine months ended September 30, 2021, our cash used in operations was $6,227,813 compared to $1,473,988 for the nine months ended September 30, 2020, an increase of $4,753,825. The increase is primarily the result of scaling up operations during the current period and the Company’s dormant status in the 2020 nine months period. For the nine months ended September 30, 2021, cash used in investing activities was $158,818 compared to cash provided by investing activities of $254,444 for the nine months ended September 30, 2020. This change was primarily the result of a decrease in proceeds from the sale of assets. During the nine months ended September 30, 2021, net cash used in operations of $6,227,813 were funded through $10,500,000 in proceeds from issuances of preferred and common stock. On July 29, 2020 the Building was foreclosed by the Building’s Mortgage Holder and sold at public auction. The successful bidder for the Building was the Mortgage Holder, at the price of $7.193 million. As a result, the Company’s obligations to Mortgage Holder and all of the Company’s outstanding real property taxes on the Building were considered fully repaid.

Off Balance Sheet Transactions

As of the date of this prospectus, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Smaller Reporting Company Status

We are a “smaller reporting company” meaning that the market value of our stock held by non-affiliates is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. As a smaller reporting company, we may rely on exemptions from certain disclosure requirement that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and smaller reporting companies have reduced disclosure obligations regarding executive compensation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

We hold no significant funds and have no future obligations denominated in foreign currencies as of the date of this prospectus.

Although our reporting currency is the U.S. Dollar, we may conduct business and incur costs in the local currencies of other countries in which we may operate, make sales and buy materials. As a result, we are subject to currency translation risk. Further, changes in exchange rates between foreign currencies and the U.S. Dollar could affect our future net sales and cost of sales and could result in exchange losses.

Interest Rate Risk

Our exposure to market risks for changes in interest rates relates primarily to our cash equivalents and investment portfolio. As of the date of this prospectus, our cash equivalents consisted only of operating accounts held with financial institutions. From time to time, we may hold restricted funds, money market funds, investments in U.S. government securities and high quality corporate securities. The primary objective of our investment activities is to preserve principal and provide liquidity on demand, while at the same time maximizing the income we receive from our investments without significantly increasing risk. The direct risk to us associated with fluctuating interest rates is limited to our investment portfolio, and we do not believe a change in interest rates will have a significant impact on our financial position, results of operations, or cash flows.

DIRECTORS AND EXECUTIVE OFFICERS

Our executive officers, continuing directors and director nominees, their ages and positions with us as of the date of this prospectus, are as follows:

Name	Age	Position
Victor Lee	54	President and Chief Executive Officer, Director
Michael Gilbreth	45	Chief Financial Officer
Amit Kumar, Ph.D.	57	Chairman of the Board, Director
David Peterson	52	Director
Kim Huntley	67	Director
Will Clarke	54	Director

Victor Lee (Lee Kong Hian) has been the President and Chief Executive Officer of Ascent Solar Technologies Inc. since February 1, 2012 and a member of our Board since November 2011. Mr. Lee joined HF Foods Group Inc. (NASDAQ:HFFG) as Vice President, Chief Corporate Finance and Strategy Officer in December 2019 and was promoted to Executive Vice President and Chief Financial Officer in May 2020. He brings more than 25 years of experience in strategic planning, sales & marketing, corporate finance, real estate finance and investment management, and corporate advisory services at leading worldwide financial institutions. Mr. Lee began his career at Citibank N.A., in 1993, handling small-and medium-sized corporate finance and progressed to a vice president position in the International Personal Banking Division. In 1999 he moved to Deutsche Bank AG as Vice President and in 2004 was promoted to managing director Singapore Market Head in the Private Wealth Management Division, where he was responsible for management of approximately $1 Billion in assets. From 2007 until 2009, he was with Morgan Stanley Private Wealth Management, most recently as executive director and head of Singapore/Malaysia markets. Mr. Lee holds a Bachelor's degree in Accounting from the University of Wisconsin and a Master's in Wealth Management from the Singapore Management University. We believe Mr. Lee is well-qualified to serve as a director due to his business experience and his comprehensive knowledge of the Company.

Michael Gilbreth has been Chief Financial Officer of Ascent Solar Technologies Inc. since October 2020. Mr. Gilbreth is a financial executive with more than 15 years of experience in accounting and business management, consumer packaged goods, e-commerce, and financial consulting. In April 2020, Mr. Gilbreth formed a financial consulting company, PVMG Advisors, Inc., which provides financial and business consulting services. While at PVMG, Mr. Gilbreth provided consulting services to Crowdex Investment, LLC in connection with the Company’s recent restructuring and recapitalization process. Previously, from 2015 to January 2020, Mr. Gilbreth was Vice President of Finance at Candy Club Holding Limited (ASX: CLB) headquartered in Los Angeles, California. Candy Club is a leading specialty market confectionery company which operates in the business-to-business (B2B) and business-to-customer (B2C) segments in the United States. In this lead finance role at Candy Club, Mr. Gilbreth supported the company’s capital raising activities, including a successful initial public offering on the Australian Stock Exchange (ASX) in February 2019. From 2013 to 2015, Mr. Gilbreth operated Gilbreth Consulting, which provides financial and operational management consulting services, and strategic and operational planning services. From 2010 to 2013, Mr. Gilbreth was VP/Finance at MediaTrust, a performance marketing company based in southern California. From 2005 to 2010, Mr. Gilbreth was a business manager at Duban Sattler and Associates LLP, a boutique tax accounting and business management firm based in southern California which represents high net worth individuals. Mr. Gilbreth holds a Bachelor’s degree in Business Administration from California State University, Chico.  Mr. Gilbreth and David Peterson are cousins.

Amit Kumar, Ph.D. has served on our Board since June 2007 and as Chairman since January 2011. Dr. Kumar is currently Chairman, President and CEO of Anixa Biosciences (NASDAQ:ANIX), a publicly held biotechnology company. From December 2010 to June 2015, Dr. Kumar was President and CEO of Geo Fossil Fuels, a privately held energy company. From September 2001 until June 30, 2010, Dr. Kumar was President and CEO of CombiMatrix Corporation (NASDAQ: CBMX). Previously, Dr. Kumar was Vice President of Life Sciences of Acacia Research Corp (NASDAQ: ACTG). From January 1999 to February 2000, Dr. Kumar was the founding President and Chief Executive Officer of Signature BioSciences, Inc., a life science company developing technology for advanced research in genomics, proteomics and drug discovery. From January 1998 to December 1999, Dr. Kumar was an Entrepreneur in Residence with Oak Investment Partners, a venture capital firm. From October 1996 to January 1998, Dr. Kumar was a Senior Manager at IDEXX Laboratories, Inc., a biotechnology company. From October 1993 to September 1996, Dr. Kumar was Head of Research & Development for Idetek Corporation, which was later acquired by IDEXX Laboratories, Inc. Dr. Kumar received his B.S. degree in chemistry from Occidental College. After joint studies at Stanford University and the California Institute of Technology, he received his Ph.D. in Chemistry from Caltech in 1991. He also completed a post-doctoral fellowship at Harvard University in 1993. Dr. Kumar has authored and co-authored over 40 peer-reviewed publications and holds a dozen patents. Dr. Kumar brings significant leadership experience as well as experience in photovoltaic research including work on energy conversion using cells made from silicon (single crystal, polycrystalline, and amorphous), gallium arsenide, indium phosphide, metal oxides and other materials. Dr. Kumar is a member of the board of directors of Actym Therapeutics, a private biotechnology company. We believe Mr. Kumar is well-qualified to serve as a director due to his experience as a director and executive of several public and private companies.

Kim J. Huntley has served on our Board since June 2010. Mr. Huntley has been a member of the board of directors of Storion Energy Inc., a private company focused on power generation and storage, since March 2017. Mr. Huntley served in the Defense Logistics Agency (DLA) of the U.S. Department of Defense (DOD) for more than 32 years in positions of increasing responsibility. Most recently, from July 2008 until his retirement in January 2010, Mr. Huntley served as Director of the Defense Energy Support Center (DESC) in Fort Belvoir, Virginia. The DESC operates as part of the DLA and is responsible for providing energy solutions to the DOD and federal civilian agencies. As Director of the DESC, Mr. Huntley was the principal executive officer in charge of approximately 1,100 employees worldwide and over $25 billion in annual appropriations involving energy infrastructure and products. From March 2006 and immediately prior to becoming Director of the DESC, Mr. Huntley served in leadership roles involving supply chain management, including Deputy Commander for the Defense Supply Center in Richmond, Virginia and Columbus, Ohio, and as Executive Director of Customer Support and Readiness. From December 2003 to March 2006, Mr. Huntley served as Chief of the Customer Support Office in Fort Belvoir, Virginia. Mr. Huntley chaired the Inter Agency Working Group for Alternative Fuels and Renewable Energy from January 2009 to January 2010. The Group included senior energy representatives from DOD, DOE, EPA, and other major Federal Agencies. Mr. Huntley holds a B.A. degree in Economics from Golden Gate University and attended post-graduate courses in economics at California State University, Hayward. Mr. Huntley brings extensive supply chain, budget and defense industry experience to our Board. We believe Mr. Huntley is well-qualified to serve as a director due to his extensive experience in the public sector.

David Peterson has served on our Board since December 2020. Mr. Peterson has over 25 years of business management experience, including 8 years as a private equity investor, 5 years as a manager at an engineering consulting firm, and over 20 years of board experience. From April 2015 to present, Mr. Peterson has worked for EPD Consultants, Inc., a privately held engineering firm headquartered in Carson, California, where he serves as Senior Project Manager. From 2010 to 2015, Mr. Peterson was President and Co-Founder of Great Circle Industries, Inc., a water recycling company in southern California.  His past experience includes being a board member at AIR-serv, LLC, a tire inflation vending machine manufacturer, where Mr. Peterson managed the acquisition process, including obtaining expansion of the company's credit facility, as that company completed 10 acquisitions and grew from $10 million of EBITDA to $20 million of EBITDA in the year prior to its sale for $151 million to WindPoint Partners.  Mr. Peterson has an MBA degree from the Marshall School of Business at the University of Southern California, and a B.A. from the University of California, Santa Cruz.  Mr. Peterson is currently the Manager of Crowdex Investment, LLC, a significant equity investor in the Company.  Mr. Peterson and Michael Gilbreth are cousins. We believe Mr. Peterson is well-qualified to serve as a director due to his extensive management and board experience.

Will Clarke has served on our Board since December 2020. Since 2020, Mr. Clarke has been the Founder and President of Clarke Growth and Sustainment Strategies, an advisory firm specializing in guiding startup and early stage companies’ business expansion. From 2018 to 2020, Mr. Clarke was Head of Global Supply Chain Management and Technical Procurement for Atlas Airlines Worldwide Holdings, Inc. (NASDAQ: AAWW), a leading global provider of outsourced aircraft and aviation operating services headquartered in Purchase, NY. From 2015 to 2017, Mr. Clarke was Director of Procurement at Best Buy Co., Inc. (NYSE: BBY), a provider of technology products, services and solutions to its customers through over 1,400 retail stores, and also through its websites and mobile applications. Best Buy is headquartered in Richfield, MN and has operations in the United States, Canada and Mexico.  Prior to launching his second career in 2015, Mr. Clarke served 25 years as an Officer in the U.S. Navy, where he completed 10 deployments in support of war and peacetime operations on two aircraft carriers, one submarine, one warship and one on land. Mr. Clarke served in a number of senior finance, supply chain, procurement and logistics assignments across East Africa, Asia/Pacific, and the United States while serving in the U.S. Navy, where he attained the rank of Captain (O6). Mr. Clarke earned a B.S. in Mathematics from the U.S. Naval Academy, an M.S. in Finance and Contracts Management from the Naval Postgraduate School and has completed the Executive Development Program at Wharton Business School and the Corporate Governance Program at Columbia Business School. We believe Mr. Clarke is well-qualified to serve as a director due to his knowledge and business experience.

CORPORATE GOVERNANCE

Overview

Our bylaws provide that the size of our Board is to be determined from time to time by resolution of the Board of Directors, but shall consist of at least two and no more than nine members. Our Board currently consists of five members. The Board has determined that the following directors are “independent” as required by the listing standards of the Nasdaq Capital Market, the OTC Markets, and by our corporate governance guidelines: Dr. Kumar, Mr. Huntley and Mr. Clarke.

Our Certificate of Incorporation provides that the Board of Directors will be divided into three classes. Our Class 1 director is Dr. Amit Kumar. Our Class 2 directors are Kim J. Huntley and Will Clarke. Our Class 3 directors are David Peterson and Victor Lee.

Director Independence

Our Board has determined that three out of our five directors are independent directors, as defined under the applicable rules of the Nasdaq Capital Market and OTC Markets listing standards. The independent directors are Messrs. Kumar, Huntley and Clarke.

Board Leadership Structure and Role in Risk Oversight

We currently separate the roles of Chairman of the Board and Chief Executive Officer. We believe that Dr. Kumar possesses the strategic, technical and industry knowledge and expertise to serve as our Chairman. As President and Chief Executive Officer, Mr. Lee is responsible for day-to-day oversight of our operations and personnel. Notwithstanding the foregoing, our Board does not have a formal policy regarding separation of the Chairman and Chief Executive Officer roles, and the Board may in the future decide to implement such a policy if it deems it in the best interests of us and our stockholders. The Board does not have a lead independent director.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk and reputation risk. Management is responsible for the day-to-day management of risks we face, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. To do this, the Chairman of the Board meets regularly with management to discuss strategy and the risks we face. In addition, the Audit Committee regularly monitors our enterprise risk, including financial risks, through reports from management. Senior management attends the Board meetings and is available to address any questions or concerns raised by the Board on risk management and any other matters. The Chairman of the Board and independent members of the Board work together to provide strong, independent oversight of our management and affairs through the Board’s standing committees and, when necessary, executive sessions of the independent directors.

Committees of the Board of Directors

Our Board has three standing committees: an Audit Committee, a Compensation Committee, and a Nominating and Governance Committee. Each committee operates pursuant to a charter. The charters of the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee can be found on our website www.ascentsolar.com.

Audit Committee. Our Audit Committee oversees our accounting and financial reporting processes, internal systems of accounting and financial controls, relationships with independent auditors, and audits of financial statements. Specific responsibilities include the following:

•	selecting, hiring and terminating our independent auditors;
•	evaluating the qualifications, independence and performance of our independent auditors;
•	approving the audit and non-audit services to be performed by our independent auditors;

•	reviewing the design, implementation, adequacy and effectiveness of our internal controls and critical accounting policies;
•	reviewing and monitoring the enterprise risk management process;
•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;
•	reviewing, with management and our independent auditors, any earnings announcements and other public announcements regarding our results of operations; and
•	preparing the report that the SEC requires in our annual proxy statement.

Our Audit Committee is comprised of Mr. Huntley, Dr. Kumar and Mr. Clarke. Mr. Huntley serves as Chairman of the Audit Committee. The Board has determined that all members of the Audit Committee are independent under the rules of the Nasdaq Capital Market and OTC Markets, and that Mr. Huntley qualifies as an “audit committee financial expert,” as defined by the rules of the SEC.

Compensation Committee. Our Compensation Committee assists our Board in determining the development plans and compensation of our officers, directors and employees. Specific responsibilities include the following:

•	approving the compensation and benefits of our executive officers;
•	reviewing the performance objectives and actual performance of our officers; and
•	administering stock option and other equity compensation plans if adopted.

The Compensation Committee reviews all components of compensation including base salary, bonus, equity compensation, benefits and other perquisites. In addition to reviewing competitive market values, the Compensation Committee also examines the total compensation mix, pay-for-performance relationship and how all elements, in the aggregate, comprise the executives’ total compensation package. The CEO makes recommendations to the Compensation Committee from time to time regarding the appropriate mix and level of compensation for other officers. Those recommendations consider the objectives of our compensation philosophy and the range of compensation programs authorized by the Compensation Committee. The Compensation Committee may determine director compensation by reviewing peer group data. Although the Compensation Committee has the authority to retain outside third parties, it does not currently utilize any outside consultants. The Compensation Committee may delegate certain of its responsibilities, as it deems appropriate, to other committees or officers.

Our Compensation Committee is comprised of Mr. Clarke, Mr. Huntley and Dr. Kumar. Mr. Clarke serves as Chairman of the Compensation Committee.

Our Board has determined that all members of the Compensation Committee are independent under the rules of the Nasdaq Capital Market and OTC Markets.

Nominating and Governance Committee. Our Nominating and Governance Committee assists our Board by identifying and recommending individuals qualified to become members of our Board, reviewing correspondence from our stockholders, and establishing, evaluating and overseeing our corporate governance guidelines. Specific responsibilities include the following:

•	evaluating the composition, size and governance of our Board and its committees and making recommendations regarding future planning and the appointment of directors to our committees;
•	establishing a policy for considering stockholder nominees for election to our Board; and
•	evaluating and recommending candidates for election to our Board.

Our Nominating and Governance Committee is comprised of Dr. Kumar, Mr. Huntley, and Mr. Clarke. Dr. Kumar serves as Chairman of our Nominating and Governance Committee. Our Board has determined that all members of the Nominating and Governance Committee are independent under the rules of Nasdaq Capital Market and OTC Markets.

When considering potential director candidates for nomination or election, the following characteristics are considered in accordance with our

Nominating and Governance Committee Charter:

•	high standard of personal and professional ethics, integrity and values;
•	training, experience and ability at making and overseeing policy in business, government and/or education sectors;
•	willingness and ability to keep an open mind when considering matters affecting interests of us and our constituents;
•	willingness and ability to devote the time and effort required to effectively fulfill the duties and responsibilities related to the Board and its committees;
•	willingness and ability to serve on the Board for multiple terms, if nominated and elected, to enable development of a deeper understanding of our business affairs;
•	willingness not to engage in activities or interests that may create a conflict of interest with a director’s responsibilities and duties to us and our constituents; and
•	willingness to act in the best interests of us and our constituents, and objectively assess Board, committee and management performances.

In addition, in order to maintain an effective mix of skills and backgrounds among the members of our Board, the following characteristics also may be considered when filling vacancies or identifying candidates:

•	diversity (e.g., age, geography, professional, other);
•	professional experience;
•	industry knowledge (e.g., relevant industry or trade association participation);
•	skills and expertise (e.g., accounting or financial);
•	leadership qualities;
•	public company board and committee experience;
•	non-business-related activities and experience (e.g., academic, civic, public interest);
•	continuity (including succession planning);
•	size of the Board;
•	number and type of committees, and committee sizes; and
•	legal and other applicable requirements and recommendations, and other corporate governance-related guidance regarding Board and committee composition.

The Nominating and Governance Committee will consider candidates recommended by stockholders who follow the nomination procedures in our bylaws. The Nominating and Governance Committee does not have a formal policy with respect to diversity; however, as noted above, the Board and the Nominating and Governance Committee believe that it is essential that Board members represent diverse viewpoints.

Number of Meetings

The Board held a total of six meetings in 2021. Our Audit Committee held ten meetings, our Compensation Committee held six meetings, and our Nominating and Governance Committee held three meetings in 2021. Each director attended at least 75% of the aggregate of the total number of meetings of the Board and the Board committees on which he served.

Board Member Attendance at Annual Stockholder Meetings

Although we do not have a formal policy regarding director attendance at annual stockholder meetings, directors are encouraged to attend these annual meetings absent extenuating circumstances. We did not hold an annual meeting during 2019, 2020, or 2021.

Stockholder Nominations

In accordance with our bylaws, a stockholder wishing to nominate a director for election at an annual or special meeting of stockholders must timely submit a written proposal of nomination to us at our executive offices. To be timely, a written proposal of nomination for an annual meeting of stockholders must be received at least 90 calendar days but no more than 120 calendar days before the first anniversary of the date on which we held our annual meeting of stockholders in the immediately preceding year; provided, however, that in the event that the date of the annual meeting is advanced or delayed more than 30 calendar days from the anniversary of the annual meeting of stockholders in the immediately preceding year, the written proposal must be received: (i) at least 90 calendar days but no more than 120 calendar days prior to the date of the annual meeting; or (ii) no more than 10 days after the date we first publicly announce the date of the annual meeting. A written proposal of nomination for a special meeting of stockholders must be received no earlier than 120 calendar days prior to the date of the special meeting nor any later than the later of: (i) 90 calendar days prior to the date of the special meeting; and (ii) 10 days after the date we first publicly announce the date of the special meeting.

Each written proposal for a nominee must contain: (i) the name, age, business address and telephone number, and residence address and telephone number of the nominee; (ii) the current principal occupation or employment of each nominee, and the principal occupation or employment of each nominee for the prior ten (10) years; (iii) a complete list of companies, whether publicly traded or privately held, on which the nominee serves (or, during any of the prior ten (10) years, has served) as a member of the board of directors; (iv) the number of shares of our common stock that are owned of record and beneficially by each nominee; (v) a statement whether the nominee, if elected, intends to tender, promptly following such person’s failure to receive the required vote for election or reelection at the next meeting at which the nominee would face election or reelection, an irrevocable resignation effective upon acceptance of such resignation by the Board; (vi) a completed and signed questionnaire, representation and agreement relating to voting agreements or commitments to which the nominee is a party; (vii) other information concerning the nominee that would be required in a proxy statement soliciting the nominee’s election; and (viii) information about, and representations from, the stockholder making the nomination.

A stockholder interested in submitting a nominee for election to the Board of Directors should refer to our bylaws for additional requirements. Upon receipt of a written proposal of nomination meeting these requirements, the Nominating and Governance Committee of the Board will evaluate the nominee in accordance with its charter and the characteristics listed above.

Director Compensation

In March and June 2021, our board of directors approved the following annual non-employee director compensation program:

Non-Employee Director Compensation Policy
Annual Board Retainers
Board Member	$20,000
Chairman of the Board	$10,000
Annual Committee Chair Retainer
Audit	$70,000
Compensation	$20,000
Nominating and Corporate Governance	$20,000

Each annual cash retainer is paid quarterly in arrears. There are currently no equity grants for service on the board of directors. We do not provide any perquisites to directors but will reimburse all directors for expenses incurred in physically attending meetings or performing their duties as directors.

The following Director Compensation Table summarizes the compensation of each of our non-employee directors for services rendered to us during the year ended December 31, 2021:

2021 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Comp ($)	Total ($)
Amit Kumar	50,000	—	—	50,000
Kim Huntley (2)	77,500	—	—	77,500
Will Clarke	40,000	—	—	40,000
David Peterson	—	—	—	—
Victor Lee	—	—	—	—

(1)	None.

(2)

The Company increased the annual retainer for the Audit Committee Chair to $70,000 for the 2021 fiscal year for the additional time burden relating to SEC filings and remediation efforts for the Company’s material weakness in financial controls and procedures.

In addition to the fees listed above, we reimburse the directors for travel expenses submitted to us related to their attendance at meetings of the Board or its committees. The directors did not receive any other compensation or personal benefits. Other than as described above, none of our non-employee directors received any other compensation in the year ended December 31, 2021. Please see the Summary Compensation Table under the section titled “Executive Compensation—Summary compensation Table” for the information about the compensation of our employee directors.

Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and other senior finance and accounting staff. The code is designed to, among other things, deter wrongdoing and to promote the honest and ethical conduct of our officers and employees. The text of our code of ethics can be found on our Internet website at www.ascentsolar.com. If we effect an amendment to, or waiver from, a provision of our code of ethics, we intend to satisfy our disclosure requirements by posting a description of such amendment or waiver on that Internet website or via a current report on Form 8-K.

Communication with the Board of Directors

Stockholders may communicate with the Board by sending correspondence to our Chairman, c/o the Corporate Secretary, at 12300 Grant Street, Thornton, CO 80241. It is our practice to forward all such correspondence to our Chairman, who is responsible for determining whether to relay the correspondence to the other members of the Board.

EXECUTIVE COMPENSATION

Compensation of Executive Officers in 2021

The following Summary Compensation Table sets forth certain information regarding the compensation of our named executive officers for services rendered in all capacities to us during the years ended December 31, 2021 and 2020.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Comp ($)	Total ($)
Victor Lee - Chief Executive Officer (1)	2021	165,000	200,000	—	—	—	365,000
	2020	96,903	—	—	—	—	96,903
Michael Gilbreth - Chief Financial Officer (2)	2021	165,000	74,250	—	—	—	239,250
	2020	37,706	—	—	—	—	37,706

(1)

Mr. Lee’s employment agreement provides for a minimum annual salary of $300,000, which salary was increased to $330,000 in 2016. Due to liquidity constraints, Mr. Lee agreed to limit his salary for 2020 and 2021 to the amounts shown in the summary compensation table above. For the 2022 year, Mr. Lee has agreed to an annual salary of $165,000. In April 2021, the Compensation Committee approved a special bonus to Mr. Lee of $100,000, and in December 2021, the Compensation Committee approved an additional bonus to Mr. Lee of $100,000.

(2)	Mr. Gilbreth joined the Company on October 5, 2020. In December 2021, the Compensation Committee approved a bonus to Mr. Gilbreth of $74,250.

Executive Employment Agreements

On April 4, 2014, we entered into an employment agreement with Mr. Lee. The employment agreement provides that Mr. Lee will receive an annual base salary of $300,000, subject to annual adjustments as determined by our board. Mr. Lee will also be eligible for an annual bonus of up to 100% of his base salary as determined at the sole discretion of our board or compensation committee. Under this agreement, if the Company terminates Mr. Lee without cause, then subject to his execution of a release of claims, (i) Mr. Lee is entitled to receive twelve months of base salary from the date of termination, and (ii) the initial stock option grant that Mr. Lee received upon commencing employment will remain exercisable for a year following the termination date. The initial stock option grant is currently fully vested, but Mr. Lee was historically entitled to an additional year of vesting under such initial stock option grant upon termination without cause prior to the full vesting of the option. In addition, the employment agreement provides that Mr. Lee is eligible to participate in the Company’s standard benefit plans and programs. Under the employment agreement, Mr. Lee is subject to a two year non-compete and non-solicit following termination of employment.

On October 5, 2020, the Company appointed Michael Gilbreth to serve as the Chief Financial Officer of the Company. The Company hired Mr. Gilbreth pursuant to the terms of an offer letter, and Mr. Gilbreth entered into the Company’s standard form of confidentiality, non-competition, and no-solicitation agreement. The offer letter provides for at-will employment with an annual base salary of $165,000, and an annual bonus opportunity of up to 60% of base salary. An annual minimum bonus of 25% of base salary is guaranteed, and the additional 35% is discretionary.

The following sets forth information concerning the outstanding equity awards granted to the named executive officer at fiscal year-end 2021.

Outstanding Equity Awards at Fiscal Year-End 2021

	Option Awards				Stock Awards
	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($/sh)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
Name	Exerciseable	Unexerciseable
Victor Lee (1)	*	-	*	3/1/2023	-	-
	*	-	*	4/4/2024	-	-
	*	-	*	2/11/2025	-	-
	*	-	*	6/18/2025	-	-
	*	-	*	3/10/2026	-	-

(1)	After giving effect to the reverse stock split, these options are exercisable for fewer than one share at prices in excess of $6,000,000.

Securities Authorized for Issuance under Equity Compensation Plans

None.

401(k) plan

The Company has adopted a 401(k) plan which provides retirement benefits for all of its eligible employees. The Company’s executive officers participate on the same basis as all other employees. See Note 21 in the consolidated financial statements for further detail.

CERTAIN TRANSACTIONS

Pursuant to their ownership of shares of common stock, Crowdex, TubeSolar and BD1 together would be entitled to cast a majority of the votes on any matter to be considered by stockholders for approval at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting). Crowdex, TubeSolar and BD1, therefore, currently can control all matters requiring stockholder approval, including the election of directors and other significant corporate transactions.

Relationship with Crowdex and TubeSolar

Crowdex and TubeSolar are both indirectly beneficially owned and controlled by Bernd Förtsch.

On September 22, 2020, we entered into a securities purchase agreement with Crowdex for the private placement of the Company’s newly designated Series 1A Preferred Stock.  We sold 2,000 shares of Series 1A Preferred Stock to Crowdex in exchange for $2,000,000 of gross proceeds at an initial closing under the securities purchase agreement on September 22, 2020.

In November 2020, Crowdex converted 1,200 shares of outstanding Series 1A Preferred Stock into 2,400,000 shares of common stock (as adjusted for the reverse stock split).

On November 27, 2020, we issued to Crowdex a $500,000 unsecured convertible promissory note in a private placement and received $500,000 of gross proceeds from the offering. On December 31, 2020, we sold 500 shares of Series 1A Preferred Stock to Crowdex in exchange for the cancellation of the note. There were no additional cash proceeds from this closing.

Crowdex acquired a $250,000 aggregate principal amount convertible promissory note of the Company from the original noteholder, Penumbra Solar, Inc., in September 2020. On December 9, 2022, Crowdex converted the note, together with accrued interest, into 545,041 shares of common stock (as adjusted for the reverse split).

On January 4, 2021, the Company entered into a securities purchase agreement with TubeSolar. Pursuant to this securities purchase agreement, the Company sold 2,500 shares of Series 1A Preferred Stock to TubeSolar and received $2,500,000 of gross proceeds on January 5, 2021. On July 19, 2021, we issued TubeSolar 120,000 shares of common stock (as adjusted for the reverse stock split) upon the conversion by TubeSolar of 60 shares of Series 1A Preferred Stock. On September 3, 2021, we issued TubeSolar 80,000 shares of common stock (as adjusted for the reverse stock split) upon the conversion by TubeSolar of 40 shares of Series 1A Preferred Stock.

On September 15, 2021, we entered into the JDA with TubeSolar to pursue the APV market. We also jointly established the JV. See “Description of Business.”

On February 1, 2022:

•	Crowdex converted their remaining 1,300 shares of Series 1A Preferred Stock into 2,600,000 shares of common stock;
•	TubeSolar converted their remaining 2,400 shares of Series 1A Preferred Stock into 4,800,000 shares of common stock.

Relationship with BD1

On December 18, 2020, the Company entered into a securities exchange agreement (“BD1 Exchange Agreement”) with BD1. BD1 had previously acquired all of the Company’s existing outstanding unsecured notes (other than notes held by Global Ichiban and Crowdex) from the original note holders.  Pursuant to the terms of the BD1 Exchange Agreement, BD1 agreed to surrender and exchange all of its outstanding promissory notes with principal balances of approximately $10.4 million (including accrued interest and default penalties). In exchange and without the payment of any additional consideration, the Company issued to BD1 two unsecured convertible promissory notes with principal amounts of $10,340,000 (the “First Exchange Note”) and $160,000 (the “Second Exchange Note”). On August 16, 2021, BD1 sold and assigned a portion of the First Exchange Note equal to $600,000 in principal amount to Nanyang on behalf of a client account for a purchase price of $600,000, and on January 21, 2022, further sold and assigned a portion of the First Exchange Note equal to $1,000,000 in principal amount to Nanyang on behalf of a client account for a purchase price of $1,000,000. On January 3, 2022, BD1 sold and assigned a portion of the First Exchange Note equal to $1,000,000 in principal amount to Fleur Capital Pte Ltd on behalf of a client account for a purchase price of $1,000,000. The Company has issued to BD1 an unsecured convertible promissory note with principal amount of $7,740,000 replacing the First Exchange Note (the “Replacement Note” and, together with the Second Exchange Note, the “BD1 Exchange Notes”).

On August 2, 2021, we entered into a securities purchase agreement with BD1 for the private placement of an aggregate of 133,334 shares of our common stock at a fixed price of $75 (as adjusted for the reverse stock split) per share in two tranches of 66,667 shares (as adjusted for the reverse stock split) in exchange for $10,000,000 of aggregate gross proceeds. On September 2, 2021, we closed on the first tranche and, on November 5, 2021, we closed on the second tranche, receiving aggregate gross proceeds of $10,000,000.

On February 1, 2022, BD1 converted its $7,900,000 aggregate outstanding principal amount of BD1 Exchange Notes into 15,800,000 shares of common stock (as adjusted for the reverse stock split).

Johannes Kuhn and Ute Kuhn are the indirect beneficial owner of BD1.

Relationship with Global Ichiban

On September 9, 2020, the Company entered into a securities exchange agreement (“GI Exchange Agreement”) with Global Ichiban Limited, a British Virgin Islands corporation (“GI”).

Pursuant to the terms of the GI Exchange Agreement, GI agreed to surrender and exchange all of its existing outstanding promissory notes with an aggregate principal balance of $6,374,666 (including accrued interest). In exchange, the Company issued to GI a secured convertible promissory note with a principal amount of $6,400,000 (“GI Exchange Note”).

On March 9, 2021, the Company entered into a settlement agreement (“Settlement”) with GI. Pursuant to the Settlement, the Company issued 33,600 shares of common stock (as adjusted for the reverse stock split) to GI in exchange for the cancellation of the GI Exchange Note, which had an outstanding principal balance of $5,800,000. The GI Exchange Note, which was originally scheduled to mature on September 30, 2022, had a variable-rate conversion feature that entitled GI to convert into shares of Common Stock of the Company at 80% of the 5-day average closing bid-price prior to any conversion.

Policies and Procedures with Respect to Transactions with Related Persons

The Board recognizes that related person transactions can present a heightened risk of potential or actual conflicts of interest. Accordingly, our Audit Committee charter requires that all such transactions will be reviewed and subject to approval by members of our Audit Committee, which will have access, at our expense, to our or independent legal counsel. Future transactions with our officers, directors or greater than five percent stockholders will be on terms no less favorable to us than could be obtained from independent third parties.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our bylaws require us to indemnify any of our officers or directors, and certain other persons, under certain circumstances against all expenses and liabilities incurred or suffered by such persons because of a lawsuit or similar proceeding to which the person is made a party by reason of a his being a director or officer of the Company, unless that indemnification is prohibited by law. We may also purchase and maintain insurance for the benefit of any officer which may cover claims for which we could not indemnify a director or officer. We have been advised that in the opinion of the SEC, indemnification of our officers, directors and controlling persons under these provisions, or otherwise, is against public policy and is unenforceable.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Such filings are available to the public over the internet at the SEC’s website at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act, with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC.

Our filings and the registration statement can also be reviewed by accessing the SEC’s website at http://www.sec.gov.

ASCENT SOLAR TECHNOLOGIES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Ascent Solar Technologies, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ascent Solar Technologies, Inc. (the Company) as of December 31, 2020 and 2019, and the related statements of operations, stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes  (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Consideration of the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 4 to the consolidated financial statements, the Company has recurring losses, negative working capital, and negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If the Company is unable to obtain financing or increase sales, there could be a material adverse effect on the Company.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Complex Financing Transactions and Derivative Liabilities

Description of the Matter:

As discussed in Notes 10, 11, 12 and 13 to the consolidated financial statements, the Company entered into agreements to restructure debt through assignments and exchanges. The Company’s financing transactions include convertible notes which are convertible into a variable number of shares Based on being convertible into a variable number of shares the conversion feature is bifurcated from the debt host and accounted for as a derivative liability. Accounting for troubled debt restructuring and derivative liabilities is complex and involves significant judgement and estimations.

How We Addressed the Matter in Our Audit:

We reviewed the underlying assignment and exchange agreements, evaluated management’s troubled debt restructuring analysis, and confirmed outstanding balances with lenders. We also reviewed the Company’s debt agreements to determine if there were unidentified derivatives. To assure the proper accounting for the derivative liabilities we reviewed the underlying convertible note agreements, evaluated management’s selection of a valuation method, tested the inputs used in the Monte Carlo simulations by agreeing terms of the debt agreements and market information to third-party sites, and evaluated the credentials of management’s specialist.

/s/ Haynie & Company

Haynie & Company

Salt Lake City, Utah

May 13, 2021

We have served as the Company’s auditor since 2017.

ASCENT SOLAR TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2020	2019
ASSETS
Current Assets:
Cash and cash equivalents	$167,725	$—
Trade receivables, net of allowance of $45,883 and $46,023, respectively	5,539	—
Inventories	534,431	533,892
Prepaid and other current assets	71,575	51,598
Total current assets	779,270	585,490
Property, Plant and Equipment:	24,867,176	32,911,969
Accumulated depreciation	(24,848,408)	(28,677,350)
	18,768	4,234,619
Other Assets:
Operating lease right-of-use assets, net	5,633,663	—
Patents, net of accumulated amortization of $467,102 and $421,181, respectively	439,836	813,397
Other non-current assets	500,000	—
	6,573,499	813,397
Total Assets	7,371,537	5,633,506
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$736,986	$1,663,316
Related party payables	135,834	460,173
Accrued expenses	1,518,212	1,624,564
Accrued interest	438,063	2,107,401
Notes payable	250,000	1,506,530
Current portion of long-term debt	—	6,075,307
Current portion of operating lease liability	575,404	—
Secured promissory notes, net	—	6,335,655
Promissory notes, net	193,200	1,092,771
Convertible notes, net	—	2,129,016
Embedded derivative liability	5,303,984	7,717,150
Total current liabilities	9,151,683	30,711,883
Long-Term Liabilities:
Non-current operating lease liabilities	5,179,229	—
Non-current secured promissory notes, net	5,405,637	—
Non-current convertible notes, net	7,813,048	—
Accrued warranty liability	14,143	28,404
Total liabilities	27,563,740	30,740,287
Stockholders’ Deficit:
Series A preferred stock, $.0001 par value; 750,000 shares authorized; 48,100 and 48,100 shares issued and outstanding, respectively ($752,765 and $703,863 Liquidation Preference, respectively)	5	5
Common stock, $0.0001 par value, 20,000,000,000 authorized; 18,102,583,473 and 4,759,161,650 shares issued and outstanding, respectively	1,810,258	475,917
Additional paid in capital	399,780,319	397,817,526
Accumulated Deficit	(421,782,785)	(423,400,229)
Total stockholders’ deficit	(20,192,203)	(25,106,781)
Total Liabilities and Stockholders’ Deficit	$7,371,537	$5,633,506

The accompanying notes are an integral part of these consolidated financial statements.

ASCENT SOLAR TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended
	December 31,
	2020	2019
Revenues
Products	$66,613	$638,380
Total Revenues	66,613	638,380
Costs and Expenses
Costs of revenue	174,588	490,755
Research, development and manufacturing operations	1,165,193	1,310,948
Selling, general and administrative	1,029,720	1,846,944
Depreciation and amortization	151,658	242,781
Total Costs and Expenses	2,521,159	3,891,428
Loss from Operations	(2,454,546)	(3,253,048)
Other Income/(Expense)
Other income/(expense), net	3,002,170	842,500
Interest expense	(3,507,533)	(8,850,002)
Change in fair value of derivatives and loss on extinguishment of liabilities, net	4,577,353	6,392,289
Total Other Income/(Expense)	4,071,990	(1,615,213)
Net Income/(Loss)	$1,617,444	$(4,868,261)
Net Income/(Loss) Per Share (Basic)	$—	$—
Net Income/(Loss) Per Share (Diluted)	$—	$—
Weighted Average Common Shares Outstanding (Basic)	6,855,179,243	1,537,643,750
Weighted Average Common Shares Outstanding (Diluted)	18,409,048,919	1,537,643,750

The accompanying notes are an integral part of these consolidated financial statements.

ASCENT SOLAR TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Series A Preferred Stock		Series A1 Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance, December 31, 2018	60,756	$6	—	$—	63,537,885	$6,354	$395,889,712	$(418,531,968)	$(22,635,896)
Interest Expense paid with Common Stock	—	—	—	—	187,649,473	18,766	98,488	—	117,254
Stock issued for fees	—	—	—	—	399,336,751	39,934	39,931	—	79,865
Stock based compensation	—	—	—	—	—	—	20,750	—	20,750
Loss on Extinguishment of Liabilities	—	—	—	—	—	—	878,788	—	878,788
Conversion of BayBridge Note into Common Shares	—	—	—	—	959,692,046	95,969	185,931	—	281,900
Conversion of Bellridge Note into Common Shares	—	—	—	—	983,601,030	98,360	144,640	—	243,000
Conversion of Global Ichiban Note into Common Shares	—	—	—	—	9,595,327	960	114,040	—	115,000
Conversion of GS Capital Note into Common Shares	—	—	—	—	441,155,770	44,116	39,953	—	84,069
Conversion of Power Up Note into Common Shares	—	—	—	—	572,231,537	57,223	210,457	—	267,680
Conversion of St.George Note into Common Shares	—	—	—	—	1,142,361,830	114,236	194,834	—	309,070
Conversion of Series A Preferred Stock into Common Stock	(12,656)	(1)	—	—	1	—	1	—	—
Net Loss								(4,868,261)	(4,868,261)
Balance at December 31, 2019	48,100	5	—	—	4,759,161,650	475,918	397,817,525	(423,400,229)	(25,106,781)
Interest Expense paid with Common Stock	—	—	—	—	21,328,800	2,132.00	—	—	2,132
Proceeds from issuance of Series 1A Preferred Stock	—	—	1,300	—	—	—	1,300,000	—	1,300,000
Stock issued for fees	—	—	—	—	—	—	—	—	—
Loss on Extinguishment of Liabilities	—	—	—	—	—	—	150,000	—	150,000
Conversion of Bellridge Note into Common Shares	—	—	—	—	450,000,000	45,000.00	—	—	45,000
Conversion of Global Ichiban Note into Common Shares	—	—	—	—	872,093,023	87,208.00	512,794	—	600,002
Conversion of Series A1 Preferred Stock into Common Stock	—	—	—	—	12,000,000,000	1,200,000.00	—	—	1,200,000
Net Income								1,617,444	1,617,444
Balance at December 31, 2020	48,100	$5	1,300	$—	18,102,583,473	$1,810,258	$399,780,319	$(421,782,785)	(20,192,203)

The accompanying notes are an integral part of these consolidated financial statements.

ASCENT SOLAR TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2020	2019
Operating Activities:
Net income/(loss)	$1,617,444	$(4,868,261)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	151,658	242,780
Operating lease asset amortization	185,827	—
Stock based compensation	—	20,750
Realized (gain) on sale and foreclosure of assets	(2,987,170)	(842,500)
Amortization of deferred financing costs	4,525	24,639
Non-cash interest expense	820,035	2,579,674
Amortization of debt discount	1,381,685	4,735,907
Bad debt expense	(141)	359
Warranty reserve	(14,261)	(710)
Change in fair value of derivatives and (gain) on extinguishment of liabilities, net	(4,577,353)	(6,392,289)
Changes in operating assets and liabilities:
Accounts receivable	(5,398)	164,801
Inventories	(539)	126,899
Prepaid expenses and other current assets	(524,502)	114,493
Accounts payable	(321,576)	(288,945)
Related party payable	(174,339)	189,433
Operating lease liabilities	(64,856)	—
Accrued interest	1,229,359	1,415,423
Accrued expenses	398,464	62,129
Net cash (used in) operating activities	(2,881,138)	(2,715,418)
Investing Activities:
Purchase of property, plant and equipment	—	(6,393)
Proceeds on sale of assets	254,600	842,500
Patent activity costs	(156)	(8,616)
Net cash provided by (used in) investing activities	254,444	827,491
Financing Activities:
Proceeds from debt issuance	443,200	1,887,268
Repayment of debt	(145,000)	(10,000)
Proceeds from issuance of stock	2,500,000	—
Payment of debt financing costs	—	(7,500)
Net cash provided by (used in) financing activities	2,798,200	1,869,768
Net change in cash and cash equivalents	171,506	(18,159)
Cash and cash equivalents at beginning of period	—	18,159
Cash and cash equivalents at end of period	$171,506	$—
Supplemental Cash Flow Information:
Cash paid for interest	$—	$2,698
Non-Cash Transactions:
Non-cash conversions of preferred stock and convertible notes to equity	$647,132	$1,417,976
Non-cash financing costs	$—	$10,800
Operating lease assets obtained in exchange for operating lease liabilities	$(5,819,489)	$—
Non-cash mortgage derecognition	$(6,443,897)	$—
Non-cash property foreclosure	$6,443,897	$—
Interest converted to principal	$—	$171,152
Common shares issued for fees	$—	$49,622
Initial embedded derivative liabilities	$(447,903)	$4,507,381
Promissory notes exchanged for convertible notes	$650,000	$850,000

The accompanying notes are an integral part of these consolidated financial statements.

ASCENT SOLAR TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

Ascent Solar Technologies, Inc. (“Ascent”) was incorporated on October 18, 2005 from the separation by ITN Energy Systems, Inc. (“ITN”) of its Advanced Photovoltaic Division and all of that division’s key personnel and core technologies. ITN, a private company incorporated in 1994, is an incubator dedicated to the development of thin film, photovoltaic (“PV”), battery, fuel cell and nano technologies. Through its work on research and development contracts for private and governmental entities, ITN developed proprietary processing and manufacturing know how applicable to PV products generally, and to Copper-Indium-Gallium-diSelenide (“CIGS”) PV products in particular. ITN formed Ascent to commercialize its investment in CIGS PV technologies. In January 2006, in exchange for 102,800 shares of common stock of Ascent, ITN assigned to Ascent certain CIGS PV technologies and trade secrets and granted to Ascent a perpetual, exclusive, royalty free worldwide license to use, in connection with the manufacture, development, marketing and commercialization of CIGS PV to produce solar power, certain of ITN’s existing and future proprietary and control technologies that, although non-specific to CIGS PV, Ascent believes will be useful in its production of PV modules for its target markets. Upon receipt of the necessary government approvals and pursuant to novation in early 2007, ITN assigned government funded research and development contracts to Ascent and also transferred the key personnel working on the contracts to Ascent.

Currently, the Company is focusing on integrating its PV products into high value markets such as aerospace, satellites, near earth orbiting vehicles, and fixed wing unmanned aerial vehicles (UAV). The value proposition of Ascent’s proprietary solar technology not only aligns with the needs of customers in these industries, but also overcomes many of the obstacles other solar technologies face in these unique markets. Ascent has the capability to design and develop finished products for end users in these areas as well as collaborate with strategic partners to design and develop custom integrated solutions for products like fixed-wing UAVs. Ascent sees significant overlap of the needs of end users across some of these industries and can achieve economies of scale in sourcing, development, and production in commercializing products for these customers.

NOTE 2. BASIS OF PRESENTATION

The accompanying consolidated financial statements have been derived from the accounting records of Ascent Solar Technologies, Inc., Ascent Solar (Asia) Pte. Ltd., and Ascent Solar (Shenzhen) Co., Ltd. (collectively, “the Company”) as of December 31, 2020 and December 31, 2019 , and the results of operations for the years ended December 31, 2020 and 2019. Ascent Solar (Shenzhen) Co., Ltd. is wholly owned by Ascent Solar (Asia) Pte. Ltd., which is wholly owned by Ascent Solar Technologies, Inc. All significant inter-company balances and transactions have been eliminated in the accompanying consolidated financial statements.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents: The Company classifies all short-term investments in interest bearing bank accounts and highly liquid debt securities purchased with an original maturity of three months or less to be cash equivalents. The Company maintains cash balances which may exceed federally insured limits. The Company does not believe this results in significant credit risk.

Foreign Currencies: Bank account balances held in foreign currencies are translated to U.S. dollars utilizing the period end exchange rate. Gains or losses incurred in connection with the Company’s accounts held in foreign currency were not material for the years ended December 31, 2020 and 2019 and were recorded in “Other Income/(Expense)” in the Consolidated Statements of Operations.

Receivables and Allowance for Doubtful Accounts: Trade accounts receivable are recorded at the invoiced amount as the result of transactions with customers. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company estimates the collectability of accounts receivable using analysis of historical bad debts, customer creditworthiness and current economic trends. Reserves are established on an account-by-account basis. Account balances are written off against the allowance in the period in which the

Company determines that is it probable that the receivable will not be recovered. As of December 31, 2020, and December 31, 2019, the Company had an allowance for doubtful accounts of $45,883 and $46,023 respectively.

Inventories: All inventories are stated at the lower of cost or net realizable value, with cost determined using the weighted average method. Inventory balances are frequently evaluated to ensure they do not exceed net realizable value. The computation for net realizable value takes into account many factors, including expected demand, product life cycle and development plans, module efficiency, quality issues, obsolescence and others. Management's judgment is required to determine reserves for obsolete or excess inventory. As of December 31, 2020, and 2019, the Company had inventory reserve balances of $598,392 and $584,269 respectively. In response to management's estimate of current market conditions, the Company has reserved all of its finished goods inventory as of December 31, 2020. If actual demand and market conditions are less favorable than those estimated by management, additional inventory write downs may be required.

Property, Plant and Equipment: Property, plant and equipment are recorded at the original cost to the Company.

Assets are being depreciated over estimated useful lives of three to forty years using the straight-line method, as presented in the table below, commencing when the asset is placed in service. Leasehold improvements are depreciated over the shorter of the remainder of the lease term or the life of the improvements. Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income. Expenditures for repairs and maintenance are expensed as incurred.

Useful Lives
in Years
Buildings	40
Manufacturing machinery and equipment	5 - 10
Furniture, fixtures, computer hardware/software	3 - 7
Leasehold improvements	life of lease

Patents: At such time as the Company is awarded patents, patent costs are amortized on a straight-line basis over the legal life on the patents, or over their estimated useful lives, whichever is shorter. As of December 31, 2020, and 2019, the Company had $439,836 and $813,397 of net patent costs, respectively. Of these amounts $103,740 and $149,660 represent costs net of amortization incurred for awarded patents, and the remaining $663,892 and $663,736 represents costs incurred for patent applications to be filed as of December 31, 2020 and 2019, respectively. During the years ended December 31, 2020 and 2019, the Company capitalized $156 and $8,616 in patent costs, respectively, as it worked to secure design rights and trademarks for newly developed products. Amortization expense was $45,920 and $57,649 for the years ended December 31, 2020 and 2019, respectively.

As of December 31, 2020, future amortization of patents is expected as follows:

2021	$37,429
2022	33,924
2023	25,154
2024	7,233
2025	—
$103,740

Impairment of Long-lived Assets: The Company analyzes its long-lived assets (property, plant and equipment) and definitive-lived intangible assets (patents) for impairment, both individually and as a group, whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. Events that might cause impairment would include significant current period operating or cash flow losses associated with the use of a long-lived asset or group of assets combined with a history of such losses, significant changes in the manner of use of assets and significant negative industry or economic trends. An undiscounted cash flow analysis is calculated to determine if impairment exists. If impairment is determined to exist, any related loss is calculated using the difference between the fair value and the carrying value of the assets. During the years ended December 31, 2020 and 2019, the Company did not incur impairments of its manufacturing facilities and equipment.

Related Party Payables: The Company accounts for fees due to board members in the related party payables account on the balance sheet.

Interest Capitalization: Historically the Company has capitalized interest cost as part of the cost of acquiring or constructing certain assets during the period of time required to get the asset ready for its intended use. The Company capitalized interest to the extent that expenditures to acquire or construct an asset have occurred and interest cost has been incurred.

Convertible Notes: The Company issues, from time to time, convertible notes. Refer to Notes 10 and 12 for further information.

Convertible Preferred Stock: The Company evaluates its preferred stock instruments under FASB ASC 480, “Distinguishing Liabilities from Equity” to determine the classification, and thereby the accounting treatment, of the instruments. Refer to Notes 13 and 19 for further discussion on the classification of each instrument.

Derivatives: The Company evaluates its financial instruments under FASB ASC 815, “Derivatives and Hedging” to determine whether the instruments contain an embedded derivative. When an embedded derivative is present, the instrument is evaluated for a fair value adjustment upon issuance and at the end of every reporting period. Any adjustments to fair value are treated as gains and losses in fair values of derivatives and are recorded in the Consolidated Statements of Operations.

The following table is a summary of the derivative liability activity for the years ended December 31, 2020 and 2019:

Derivative Liability Balance as of December 31, 2018	$10,114,452
Additional derivative liability on new notes	4,507,380
Change in fair value of derivative liability	(6,196,026)
Liability extinguished	(708,656)
Derivative Liability Balance as of December 31, 2019	7,717,150
Additional derivative liability on new notes	447,903
Change in fair value of derivative liability	(2,861,069)
Derivative Liability Balance as of December 31, 2020	$5,303,984

Refer to Notes 10, 12, and 13 for further discussion on the embedded derivatives of each instrument.

Product Warranties: The Company provides a limited warranty to the original purchaser of products against defective materials and workmanship. The Company also guarantees that standalone modules and PV integrated consumer electronics will achieve and maintain the stated conversion efficiency rating for certain products. Warranty accruals are recorded at the time of sale and are estimated based upon product warranty terms, historical experience and analysis of peer company product returns. The Company assesses the adequacy of its liabilities and makes adjustments as necessary based on known or anticipated warranty claims, or as new information becomes available.

Warrant Liability:  Warrants to purchase the Company's common stock with nonstandard anti-dilution provisions, regardless of the probability or likelihood that may conditionally obligate the issuer to ultimately transfer assets, are classified as liabilities and are recorded at their estimated fair value at each reporting period. Any change in fair value of these warrants is recorded at each reporting period in Other income/(expense) on the Company's statement of operations.

Revenue Recognition:

Product revenue. We recognize revenue for module and other equipment sales at a point in time following the transfer of control of such products to the customer, which typically occurs upon shipment or delivery depending on the terms of the underlying contracts. For module and other equipment sales contracts that contain multiple performance obligations, we allocate the transaction price to each performance obligation identified in the contract based on relative standalone selling prices, or estimates of such prices, and recognize the related revenue as control of each individual product is transferred to the customer, in satisfaction of the corresponding performance obligations.

During the years ended December 31, 2020 and 2019, the company recognized product revenue of $66,613 and $638,380, respectively.

Government contracts revenue. Revenue from government research and development contracts is generated under terms that are cost plus fee or firm fixed price. We generally recognize this revenue over time using cost-based input methods, which recognize revenue and gross profit as work is performed based on the relationship between actual costs incurred compared to the total estimated costs of the contract. In applying cost-based input methods of revenue recognition, we use the actual costs incurred relative to the total estimated costs to determine our progress towards contract completion and to calculate the corresponding amount of revenue to recognize.

Cost based input methods of revenue recognition are considered a faithful depiction of our efforts to satisfy long-term government research and development contracts and therefore reflect the performance obligations under such contracts. Costs incurred that do not contribute to satisfying our performance obligations are excluded from our input methods of revenue recognition as the amounts are not reflective of our transferring control under the contract. Costs incurred towards contract completion may include direct costs plus allowable indirect costs and an allocable portion of the fixed fee. If actual and estimated costs to complete a contract indicate a loss, provision is made currently for the loss anticipated on the contract.

No government contract revenue was recognized for the years ended December 31, 2020 and 2019.

Shipping and Handling Costs: The Company classifies shipping and handling costs for products shipped to customers as a component of “Cost of revenues” on the Company’s Consolidated Statements of Operations. Customer payments of shipping and handling costs are recorded as a component of Revenues.

Research, Development and Manufacturing Operations Costs: Research, development and manufacturing operations expenses were $1,165,193 and $1,310,948 for the years ended December 31, 2020 and 2019, respectively.  Research, development and manufacturing operations expenses include: 1) technology development costs, which include expenses incurred in researching new technology, improving existing technology and performing federal government research and development contracts, 2) product development costs, which include expenses incurred in developing new products and lowering product design costs, and 3) pre-production and production costs, which include engineering efforts to improve production processes, material yields and equipment utilization, and manufacturing efforts to produce saleable product. Research, development and manufacturing operations costs are expensed as incurred, with the exception of costs related to inventoried raw materials, work-in-process and finished goods, which are expensed as cost of revenue as products are sold.

Marketing and Advertising Costs:  The Company advertises in print, television, online and through social media.  The Company will also authorize customers to run advertising campaigns on its behalf through various media outlets. Marketing and advertising costs are expensed as incurred. Marketing and advertising expenses were $3,559 and $2,465 for the years ended December 31, 2020 and 2019, respectively.

Share-Based Compensation: The Company measures and recognizes compensation expense for all share-based payment awards made to employees, officers, directors, and consultants based on estimated fair values. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in the Company’s Statements of Operations. Share-based compensation is based on awards ultimately expected to vest and is reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, as necessary, in subsequent periods if actual forfeitures differ from those estimates. For purposes of determining estimated fair value of share-based payment awards on the date of grant the Company uses the Black-Scholes option-pricing model (“Black-Scholes Model”) for option awards. The Black-Scholes Model requires the input of highly subjective assumptions. Because the Company’s employee stock options may have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models may not provide a reliable single measure of the fair value of the Company’s employee stock options. Management will continue to assess the assumptions and methodologies used to calculate estimated fair value of share-based compensation. Circumstances may change and additional data may become available over time, which result in changes to these assumptions and methodologies, which could materially impact the Company’s fair value determination. The Company estimates the fair value of its restricted stock awards as its stock price on the grant date.

The accounting guidance for share-based compensation may be subject to further interpretation and refinement over time. There are significant differences among option valuation models, and this may result in a lack of comparability with other companies that use different models, methods and assumptions. If factors change and the Company employs different assumptions in the accounting for share-based compensation in future periods, or if the Company decides to use a different valuation model, the compensation expense the Company records in the future may differ significantly from the amount recorded in the current period and could materially affect its loss from operations, net loss and net loss per share.

Income Taxes: Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates as of the date of enactment. Interest and penalties, if applicable, would be recorded in operations.

The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years (2017-2020) in these jurisdictions. The Company believes its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material adverse effect on the Company’s financial condition, results of operations, or cash flows. Therefore, no reserves for uncertain income tax positions have been recorded.

Earnings per Share: Earnings per share (“EPS”) are the amount of earnings attributable to each share of common stock. Basic EPS has been computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Income available to common stockholders has been computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from net income Diluted earnings per share has been computed using the weighted average number of common shares and common share equivalents outstanding (which consist of options and convertible debt to the extent they are dilutive).

There were approximately 19.5 billion dilutive common shares for the year ended December 31, 2020, and approximately 44.8 billion shares were omitted for the year ended December 31, 2019 because they were anti-dilutive.

Fair Value Estimates: Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses fair value hierarchy based on three levels of inputs, of which, the first two are considered observable and the last unobservable, to measure fair value:

•	Level 1 - Quoted prices in active markets for identical assets or liabilities.
•

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Certain long-lived assets and current liabilities have been measured at fair value on a recurring and non-recurring basis. See Note 6. Property, Plant and Equipment, Note 10. Secured Promissory Notes, and Note 12. Convertible Notes. The carrying amount of our long-term debt outstanding approximates fair value because our current borrowing rate does not materially differ from market rates for similar bank borrowings. The carrying value for cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other assets and liabilities approximate their fair values due to their short maturities.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in Entity s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity s Own Equity. ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective for public companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Management has not yet evaluated the impact that the adoption of ASU 2020-06 will have on the Company’s consolidated financial statement presentation or disclosures.

Other new pronouncements issued but not effective as of December 31, 2020 are not expected to have a material impact on the Company’s consolidated financial statements.

NOTE 4. LIQUIDITY, CONTINUED OPERATIONS, AND GOING CONCERN

During the years ended December 31, 2020 and 2019, the Company entered into multiple financing agreements to fund operations. Further discussion of these transactions can be found in Notes 9, 10, 11, 12, 21.

The Company has continued limited PV production at its manufacturing facility. The Company does not expect that sales revenue and cash flows will be sufficient to support operations and cash requirements until it has fully implemented its product strategy. During the year ended December 31, 2020 the Company used $2,881,138 in cash for operations. As of December 31, 2020, the Company had $13,494,160 in net debt, and $872,820 in payables. Also as of December 31, 2020, the Company owed $438,063 in interest.

Additional projected product revenues are not anticipated to result in a positive cash flow position for the year 2021 overall and, as of December 31, 2020, the Company has a working capital deficit of $8,372,413 million. As such, cash liquidity sufficient for the year ending December 31, 2021 will require additional financing.

The Company continues to accelerate sales and marketing efforts related to its consumer and military solar products and specialty PV application strategies through expansion of its sales and distribution channels. The Company has begun activities related to securing additional financing through strategic or financial investors, but there is no assurance the Company will be able to raise additional capital on acceptable terms or at all. If the Company's revenues do not increase rapidly, and/or additional financing is not obtained, the Company will be required to significantly curtail operations to reduce costs and/or sell assets. Such actions would likely have an adverse impact on the Company's future operations.

As a result of the Company’s recurring losses from operations, and the need for additional financing to fund its operating and capital requirements, there is uncertainty regarding the Company’s ability to maintain liquidity sufficient to operate its business effectively, which raises substantial doubt as to the Company’s ability to continue as a going concern. The Company has scaled down its operations, due to cash flow issues, and does not expect to ramp up until significant financing is obtained.

Management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. These consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 5. TRADE RECEIVABLES

Trade receivables, net consist of amounts generated from product sales and government contracts. Accounts receivable totaled $5,539 and $0 as of December 31, 2020 and 2019, respectively.

Provisional Indirect Cost Rates - The Company bills the government under cost-based research and development contracts at provisional billing rates which permit the recovery of indirect costs. These rates are subject to audit on an annual basis by the government agencies’ cognizant audit agency. The cost audit may result in the negotiation and determination of the final indirect cost rates. In the opinion of management, re-determination of any cost-based contracts will not have a material effect on the Company’s financial position or results of operations.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

The following table summarizes property, plant and equipment as of December 31, 2020 and December 31, 2019:

	As of December 31,
	2020	2019
Building	$—	$5,828,960
Furniture, fixtures, computer hardware and computer software	489,421	489,421
Manufacturing machinery and equipment	24,377,755	26,593,588
Depreciable property, plant and equipment	24,867,176	32,911,969
Less: Accumulated depreciation and amortization	(24,848,408)	(28,677,350)
Net property, plant and equipment	$18,768	$4,234,619

The Company analyzes its long-lived assets for impairment, both individually and as a group, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Depreciation expense for the years ended December 31, 2020 and 2019 was $105,738 and $185,132, respectively. Depreciation expense is recorded under “Depreciation and amortization expense” in the Consolidated Statements of Operations.

On July 29, 2020 the Company’s owned facility at 12300 Grant Street, Thornton, CO 80241 (the “Building”) was foreclosed by the Building’s first lien holder (“Mortgage Holder”) and sold at public auction. The successful bidder for the Building was the Mortgage Holder, at the price of $7.193 million. As a result, the Company’s obligations to Mortgage Holder and all of the Company’s outstanding real property taxes on the Building were considered fully repaid.

On September 21, 2020, the Company entered into a lease agreement with 12300 Grant LLC (“Landlord”), an affiliated company of the Mortgage Holder, for approximately 100,000 rentable square feet of the Building (the “Lease”). The lease is classified as an operating lease and accounted for accordingly. The Lease term is for 88 months commencing on September 21, 2020 at a rent of $50,000 per month including taxes, insurance and common area maintenance until December 31, 2020. Beginning January 1, 2021, the rent shall adjust to $80,000 per month on a triple net basis and shall increase at an annual rate of 3% per annum until December 31, 2027.

At December 31, 2020, the Company recorded an operating lease asset and liability totaling $5,633,663 and $5,754,633, respectively. During the year ended December 31, 2020, the Company recorded operating lease costs included in rent expense totaling $287,103.

Future maturities of the operating lease liability are as follows:

2021	$960,000
2022	988,800
2023	1,018,464
2024	1,049,018
2025	1,080,488
Thereafter	2,259,192
Total lease payments	$7,355,962
Less amounts representing interest	(1,601,329)
Present value of lease liability	$5,754,633

The remaining lease term and discount rate of the operating lease is 84.5 months and 7.0% respectively.

NOTE 7. INVENTORIES

Inventories consisted of the following at December 31, 2020 and December 31, 2019:

	As of December 31,
	2020	2019
Raw materials	$525,626	$503,832
Work in process	—	30,060
Finished goods	8,805	—
Total	$534,431	$533,892

NOTE 8. NOTES PAYABLE

Between February, 2017 and June 2018, the Company entered into two agreements with a vendor (“Vendor 1”) to convert the balance of their account into four notes payable in the aggregate amount of $1,073,825. The notes bear interest of 6% per annum and matured on February 24, 2018 and July 31, 2018, respectively, but remained unpaid as of December 31, 2019. At December 31, 2019, the aggregate principal and accrued interest balances were $1,073,825 and $162,205, respectively. On September 11, 2020, the Company entered into a settlement agreement (the “Settlement Agreement A”) with Vendor 1 and paid $120,000 on September 23, 2020 as the full and final settlement of all amounts owed between the parties. Following payment, a satisfaction of an existing judgment in favor of such law firm was filed in Adams County, Colorado. The Company booked a gain of approximately $1.1 million relating to Settlement Agreement A.

On June 30, 2017, the Company entered into an agreement with another vendor (“Vendor 2”) to convert the balance of their account into a note payable in the amount of $250,000. The note bears interest of 5% per annum and matured on February 28, 2018. As of December 31, 2020, the Company had not made any payments on this note, the accrued interest was $43,836, and the note is due upon demand. To the best of our knowledge, Vendor 2 had not made any attempts to recover any amount owing to them since 2019.

On September 30, 2017, the Company entered into a settlement agreement with a customer to convert the credit balance of their account into a note payable in the amount of $215,234. The note bears interest of 5% per annum and matured on December 31, 2019. The Company made principal and interest payments of $32,529 and $897, respectively. At December 31, 2019, the remaining principal and accrued interest balances were $182,705 and $21,933, respectively. On September 11, 2020, the Company entered into a settlement agreement (the “Settlement Agreement B”) with the customer and paid $20,000 on September 18, 2020 as the full and final settlement of all amounts owed between the parties. The Company booked a gain of approximately $185,000 relating to Settlement Agreement B.

NOTE 9. DEBT

On August 2, 2019, Colorado Housing and Finance Authority (“CHFA”) entered into an agreement to assign the mortgage note to Iliad Research and Trading, L.P., a Utah limited liability partnership (“IRT”). This agreement closed on September 11, 2019, and IRT paid a total of $5,885,148 to CHFA to assume the note. The payment amount consisted of $5,405,666 of principal and $479,482 of interest and fees. Interest was accrued on the note at the default interest rate of 10.5%. At December 31, 2019, the remaining principal and accrued interest balances were $5,885,148 and $190,158, respectively.

On July 29, 2020, the Company’s owned facility at 12300 Grant Street, Thornton, CO 80241 (the “Building”) was foreclosed by IRT and sold at public auction. The successful bidder for the Building was IRT, at the price of $7.193 million. As a result, the Company’s obligations to IRT and all of the Company’s outstanding real property taxes on the Building were considered fully repaid. The Company booked a gain of approximately $3 million on sale of the property.

NOTE 10. SECURED PROMISSORY NOTE

The following table provides a summary of the activity of the Company's secured notes:

	Global Ichiban	St. George	BD1	Total
Secured Notes Principal Balance at December 31, 2018	$4,956,745	$1,315,000	$—	$6,271,745
New notes	—	845,000	—	845,000
Note conversions	(115,000)	—	—	(115,000)
Interest converted to principal	171,152	—	—	171,152
Secured Notes Principal Balance at December 31, 2019	5,012,897	2,160,000	—	7,172,897
Less: remaining discount	(765,576)	(71,666)	—	(837,242)
Secured Notes, net of discount, at December 31, 2019	4,247,321	2,088,334	—	6,335,655
New notes	6,400,000	—	—	6,400,000
Note conversions	(600,000)	—	—	(600,000)
Note Assignments	—	(2,160,000)	2,160,000	(2,160,000)
Notes Exchanged	(5,012,897)	—	(2,160,000)	(5,012,897)
Secured Notes Principal Balance at December 31, 2020	5,800,000	—	—	5,800,000
Less: remaining discount	(394,363)	—	—	(394,363)
Secured Notes, net of discount, at December 31, 2020	$5,405,637	$—	$—	$5,405,637

Global Ichiban Secured Promissory Notes

Prior to 2019, the Company had issued secured notes to Global Ichiban Limited (“Global”) that had aggregate remaining principal and accrued interest balances of $4,956,745 and $1,223,611, respectively, as of January 1, 2019.

All principal and accrued interest on the notes was redeemable at any time, in whole or in part, at the option of Global. The redemption amount may be paid in cash or converted into shares of common stock at a variable conversion price equal to the lowest of (i) 85% of the average VWAP for the shares over the prior 5 trading days, (ii) the closing bid price for the shares on the prior trading day, or (iii) $2.00 per share, at the option of the Company.

The notes may not be converted, and shares of the common stock may not be issued pursuant to the notes, if, after giving effect to the conversion or issuance, the holder together with its affiliates would beneficially own in excess of 9.99% of the outstanding shares of common stock.

The following table summarizes the conversion activity of this note:

Conversion Period	Principal Converted	Interest Converted	Common Shares Issued
Q1 2019	115,000	-	9,595,327
	$115,000	$-	9,595,327

Since conversions began in the first quarter of 2018, the interest associated with conversions has been added back into the principal of the notes. The following table summarizes the activity of adding the interest to principal:

Period	Interest converted to Principal
Q1 2019	171,152
$171,152

All the notes issued in accordance with the note purchase and exchange agreement dated November 30, 2017 were secured by a security interest on substantially all of the Company’s assets, bear interest at a rate of 12% per annum and contain standard and customary events of default.

On September 9, 2020, the Company entered into a securities exchange agreement (“GI Exchange Agreement”) with Global. Pursuant to the terms of the GI Exchange Agreement, Global agreed to surrender and exchange all of its existing outstanding promissory notes with an aggregate principal balance of $6,313,387 (including accrued interest). In exchange, the Company issued to Global a secured convertible promissory note with a principal amount of $6,400,000 (“GI Exchange Note”). The GI Exchange Note will mature on September 30, 2022. Principal on the GI Exchange Note, if not converted, will be payable in a lump sum on September 30, 2022. The GI Exchange Note will not bear any accrued interest but bears a default interest rate of 18% in the event of a default under the GI Exchange Note. The GI Exchange Note is secured by a lien on substantially all of the Company’s assets pursuant to the Security Agreement dated November 30, 2017 (the “Security Agreement”) entered into between the Company and Global. The Company has accounted for the GI Exchange Agreement as a troubled debt restructuring. The future undiscounted cash flow of the new secured convertible promissory note totaling $6,400,000 is more than the carrying value of the original outstanding promissory notes totaling $6,313,387, therefore no gain was recorded and a new effective interest rate has been established based on the carrying value of the original promissory notes and revised cash flow. The difference of $86,613 was recorded as an original issue debt discount and will be charged to interest over the term of the note. On December 9, 2020, Global converted $600,000 into 872,093,023 common shares. At December 31, 2020 the remaining principal balance was $5,800,000.

The conversion option associated with the note was deemed to include an embedded derivative that required bifurcation and separate accounting. Refer to Note 13. Derivative Liabilities for further details.

Subsequent to the period of this report, the amounts owed to Global were fully settled. Refer to the Global Ichiban Settlement Agreement section of Note 22. Subsequent Events for further details.

St. George Secured Convertible Notes

Prior to 2019, the Company had issued secured notes to St. George Investments LLC (“St. George”) that had aggregate remaining principal and accrued interest balances of $1,315,000 and $252,751, respectively, as of January 1, 2019.

During 2019, the Company issued $845,000 in notes to St. George with net proceeds of $700,000. The Company recorded aggregate original issue discounts of $140,000 and debt financing costs of $5,000, which will be recognized as interest expense, ratably, over the life of the note.

Beginning six months from the date of issuance, St. George shall have the option to redeem all or a portion of the amounts outstanding under the Company Note. At St. George's option, redemption amounts are payable by the Company in cash or in the form of shares of the common stock. Conversions into common stock shall be calculated using a variable conversion price equal to 60% of the average of the two lowest closing bid prices for the shares over the prior 10-day trading period immediately preceding the conversion.

Shares of common stock may not be issued pursuant to these notes if, after giving effect to the conversion or issuance, the holder together with its affiliates would beneficially own in excess of 9.99% of the outstanding shares of common stock.

The conversion option associated with the notes was deemed to include an embedded derivative that required bifurcation and separate accounting. Refer to Note 13. Derivative Liabilities for further details.

On September 9, 2020, all debts with St. George were assigned to BD1 as part of the Company’s recapitalization and restructuring effort which began in June 2020. The Company subsequently entered into an Exchange Agreement with BD1 on December 18, 2020. Refer to the BD1 Convertible Notes in Note 12. Convertible Notes for further discussion.

NOTE 11. PROMISSORY NOTES

The following table provides a summary of the activity of the Company's non-convertible, unsecured, promissory notes:

	Investor 1	Investor 2	BD1	SBA	Total
Promissory Notes Principal Balance at December 31, 2018	$494,437	$850,000	$—	$—	$1,344,437
New principal	—	615,000	—	—	615,000
Notes exchanged	—	(850,000)	—	—	(850,000)
Promissory Notes Principal Balance at December 31, 2019	494,437	615,000	—	—	1,109,437
Less: remaining discount	—	(16,666)	—	—	(16,666)
Promissory Notes, net of discount, at December 31, 2019	494,437	598,334	—	—	1,092,771
New principal	—	35,000	—	193,200	228,200
Notes assigned	(494,437)	(650,000)	1,144,437	—	—
Notes exchanged	—	—	(1,144,437)	—	(1,144,437)
Promissory Notes Principal Balance at December 31, 2020	—	—	—	193,200	193,200
Less: remaining discount	—	—	—	—	—
Promissory Notes, net of discount, at December 31, 2020	$—	$—	$—	$193,200	$193,200

Offering of Unsecured, Non-Convertible Notes to Investor 1

Prior to 2019, the Company had issued a note to a private investor (“Investor 1”), that had remaining principal and accrued interest balances of $494,437 and $136,927, respectively, as of January 1, 2019. The note bears an interest rate of 12%, and principal and interest on this note were payable at maturity. This note was not convertible into equity shares of the Company and was unsecured.

On September 11, 2020 the debt with Investor 1 was assigned to BD1 as part of the Company’s recapitalization and restructuring effort which began in June 2020. The Company subsequently entered into an Exchange Agreement with BD1 on December 18, 2020. Refer to the BD1 Convertible Notes in Note 12. Convertible Notes for further discussion.

Offering of Unsecured, Non-Convertible Notes to Investor 2

Prior to 2019, the Company had issued notes to another private investor (“Investor 2”), that had aggregate remaining principal and accrued interest balances of $850,000 and $61,246, respectively, as of January 1, 2019.

During 2019, the Company issued non-convertible, unsecured promissory notes with Investor 2 with an aggregate principal amount of $500,000. The notes were issued with an aggregate original issue discount of $120,000, which will be recorded as interest expense ratably over the term of the note, resulting in proceeds to the company of $380,000. The notes bear interest at a rate of 12% and matured between September 11, 2019 and March 9, 2020. All principal and interest was payable upon maturity.

During 2020, the Company initiated a non-convertible, unsecured promissory note with Investor 2 for an aggregate principal amount of $150,000. The promissory note was issued with an original issue discount of $35,000, which will be recorded as interest expense ratably over the term of the note, resulting in proceeds to the company of $115,000, which was received in several tranches between September 2019 and November 2019. This note bears interest at 12% per annum and matures on May 1, 2021. All principal and interest is payable upon maturity.

On September 11, 2020, the entire debt with Investor 2 was assigned to BD1 as part of the Company’s recapitalization and restructuring effort which began in June 2020. The Company subsequently entered into an Exchange Agreement with BD1 on December 18, 2020. Refer to the BD1 Convertible Notes in Note 12. Convertible Notes for further discussion.

SBA PPP

On April 17, 2020, the Company obtained a PPP Loan from Vectra Bank Colorado (“Vectra”) in the aggregate amount of $193,200, which was established under the CARES Act, as administered by the Small Business Association (“SBA”). Under the terms of the CARES Act and the PPP, all or a portion of the principal amount of the PPP Loan is subject to forgiveness so long as, over the 24-week period following the Company’s receipt of the proceeds of the PPP Loan, the Company uses those proceeds for payroll costs, rent, utility costs or the maintenance of employee and compensation levels. The PPP Loan is unsecured, guaranteed by the SBA, and has a two-year term, maturing on April 17, 2022. Interest accrues on the loan beginning with the initial disbursement; however, payments of principal and interest are deferred until Vectra’s determination of the amount of forgiveness applied for by the Company is approved by the SBA. If the Company does not apply for forgiveness within 10 months after the last day of the covered period (defined, at the Company’s election as 24 weeks), such payments will be due that month. See Note 18. Paycheck Protection Program Loan for further information on the SBA PPP note

NOTE 12. CONVERTIBLE NOTES

The following table provides a summary of the activity of the Company's unsecured, convertible, promissory notes:

	Principal Balance 12/31/2018	New Notes	Notes assigned or exchanged	Notes converted	Principal Balance 12/31/2019	Less: Discount Balance	Net Principal Balance 12/31/2019
October 2016 Notes	$330,000	$—	$—	$—	$330,000	$—	$330,000
St. George Notes	1,099,233	(172,500)	—	(309,070)	617,663	—	617,663
BayBridge Notes	62,500	—	1,160,000	(281,900)	940,600	(408,333)	532,267
Bellridge Notes	455,000	510,000	(226,000)	(243,000)	496,000	(382,500)	113,500
Power Up Notes	225,000	149,500	—	(267,680)	106,820	(26,566)	80,254
EMA Note	75,000	—	(75,000)	—	—	—	—
Widjaja Note	—	330,000	—	—	330,000	(1)	329,999
GS Capital Notes	—	178,568	75,000	(84,068)	169,500	(44,167)	125,333
	$2,246,733	$995,568	$934,000	$(1,185,718)	$2,990,583	$(861,567)	$2,129,016

	Principal Balance 12/31/2019	New Notes	Notes assigned or exchanged	Notes converted	Principal Balance 12/31/2020	Less: Discount Balance	Net Principal Balance 12/31/2020
October 2016 Notes	$330,000	$—	$(330,000)	$—	$—	$—	$—
St. George Notes	617,663	—	(617,663)	—	—	—	—
BayBridge Notes	940,600	—	(940,600)	—	—	—	—
Bellridge Notes	496,000	—	(451,000)	(45,000)	—	—	—
Power Up Notes	106,820	—	(106,820)	—	—	—	—
Widjaja Note	330,000	—	(330,000)	—	—	—	—
GS Capital Notes	169,500	—	(169,500)	—	—	—	—
Penumbra Note (related party)	—	250,000	(250,000)	—	—	—	—
BD1 Notes (related party)	—	10,500,000	—	—	10,500,000	(2,936,952)	7,563,048
Crowdex Note (related party)	—	—	250,000	—	250,000	—	250,000
	$2,990,583	$10,750,000	$(2,945,583)	$(45,000)	$10,750,000	$(2,936,952)	$7,813,048

October 2016 Convertible Notes

Prior to 2019, the Company had issued convertible notes to a private investor that had remaining principal and accrued interest balances of $330,000 and $136,927, respectively, as of January 1, 2019.

The convertible notes matured on December 31, 2017 and bear an interest rate of 6% per annum, subject to increase to 24% per annum upon the occurrence and continuance of an event of default. Principal and accrued interest on the convertible notes is payable upon demand. The default interest rate has not been designated by the investor.

All principal and accrued interest on the convertible notes is convertible at any time, in whole or in part, at the option of the investor, into shares of common stock at a variable conversion price equal to 80% of the lowest closing bid price of the Company’s common stock for the fifteen consecutive trading day period prior to the conversion date. After the six-month anniversary of the issuance of any convertible note, the conversion price for such note shall thereafter be equal to 50% of the lowest closing bid price of the Company’s common stock for the fifteen consecutive trading day period prior to the conversion date. The convertible notes contain standard and customary events of default.

The conversion option associated with the notes was deemed to include an embedded derivative that required bifurcation and separate accounting. Refer to Note 13. Derivative Liabilities for further details.

On September 11, 2020, the October 2016 Convertible Notes were assigned to BD1 as part of the Company’s recapitalization and restructuring effort which began in June 2020. The Company subsequently entered into an Exchange Agreement with BD1 on December 18, 2020. Refer to the BD1 Convertible Notes in Note 12. Convertible Notes for further discussion.

St. George Convertible Note

Prior to 2019, the Company sold and issued a $1,700,000 convertible note to St. George, which had a principal balance of $1,099,233 as of January 1, 2019.

This note matured on March 11, 2019. The note does not bear interest in the absence of an event of default. The note is due upon demand and a default interest rate has not been designated by St. George.

During 2019, $309,070 was converted into 1.1 billion shares of the Company’s common stock.

The following table summarizes the conversion activity of this note:

Conversion Period	Principal Converted	Interest Converted	Common Shares Issued
Q1 2019	106,750	—	58,503,244
Q2 2019	59,320	—	86,636,364
Q3 2019	89,000	—	457,222,222
Q4 2019	54,000	—	540,000,000
	$309,070	$—	1,142,361,830

The conversion option associated with the note was deemed to include an embedded derivative that required bifurcation and separate accounting. Refer to Note 13. Derivative Liabilities for further details.

On September 9, 2020, the St. George Convertible Note was assigned to BD1 as part of the Company’s recapitalization and restructuring effort which began in June 2020. The Company subsequently entered into an Exchange Agreement with BD1 on December 18, 2020. Refer to the BD1 Convertible Notes in Note 12. Convertible Notes for further discussion.

Baybridge Convertible Note

Between September 7, 2018 and August 22, 2019, the Company, entered into several securities exchange agreements with BayBridge Capital Fund LP ("BayBridge”).

During 2019, the Company entered into several securities exchange agreements with BayBridge.

Pursuant to the terms of the exchange agreements, BayBridge agreed to surrender and exchange several outstanding promissory notes with an aggregate principal balance of $829,000, and aggregate accrued interest of $97,000, for convertible notes (“Exchange Notes”) with an aggregate principal amount of $1,160,000 and aggregate original issue discounts of $234,000.

The Exchange Notes are unsecured, have no applicable registration rights, bear interest at a rate of 12% per annum, and matured between September 7, 2019 and August 22, 2020. The notes contain standard and customary events of default.

The terms of the Exchange Notes included a conversion feature which was the lesser of (i) a price range of $0.0005 to $0.15, or (ii) a range of 65% to 70% of the lowest traded price for the shares over the prior five trading days.

During 2019, aggregate principal of $281,900 and interest of $8,407 had been converted into 1 billion shares of common stock and no cash payments of principal or interest were made on these exchange notes.

The following table summarizes the conversion activity of these notes:

Conversion Period	Principal Converted	Interest Converted	Common Shares Issued
Q1 2019	90,500	3,278	47,400,806
Q2 2019	88,500	2,079	141,822,223
Q3 2019	86,000	2,261	616,247,346
Q4 2019	16,900	789	176,886,700
	$281,900	$8,407	982,357,075

The conversion option associated with the notes was deemed to include an embedded derivative that required bifurcation and separate accounting. Refer to Note 13. Derivative Liabilities for further details.

On September 11, 2020, the Baybridge Convertible Notes were assigned to BD1 as part of the Company’s recapitalization and restructuring effort which began in June 2020. The Company subsequently entered into an Exchange Agreement with BD1 on December 18, 2020. Refer to the BD1 Convertible Notes in Note 12. Convertible Notes for further discussion.

Bellridge Convertible Notes

Prior to 2019, the Company had issued convertible notes to Bellridge Capital, LP (“Bellridge”) which had aggregate principal and accrued interest balances of $455,000 and $40,863, respectively, as of January 1, 2019.

On October 22, 2019, the Company and Bellridge entered into an exchange agreement to exchange the outstanding Bellridge notes with principal and interest of $226,000 and $51,000, respectively, into a new note with a principal balance of $450,000. The note is not secured, contains no registration rights, has an interest rate of 10% per annum, matures on October 22, 2020, and contains standard and customary events of default. All principal and interest on the note are due upon maturity. Bellridge shall have the option to convert all or a portion of the amounts outstanding under the note, into shares of the Company's common stock. Conversions into common stock shall be calculated using a variable conversion price equal to the lesser of (i) $0.0005 or (ii) 70% of the lowest traded price for the shares over the prior ten-day trading period immediately preceding the conversion. The original issue discount of $173,000 will be charged to interest, ratably, over the life of the note.

On October 22, 2019, the Company and Bellridge entered into a new convertible promissory note with a principal balance of $60,000, in exchange for proceeds of $40,000. The note is not secured, contains no registration rights, has an interest rate of 10% per annum, matures on October 22, 2020, and contains standard and customary events of default. All principal and interest on the note are due upon maturity. Bellridge shall have the option to convert all or a portion of the amounts outstanding under the note, into shares of the Company's common stock. Conversions into common stock shall be calculated using a variable conversion price equal to the lesser of (i) $0.0005 or (ii) 70% of the lowest traded price for the shares over the prior ten-day trading period immediately preceding the conversion. The original issue discount of $20,000 will be charged to interest, ratably, over the life of the note.

Shares of common stock may not be issued pursuant to any of these notes if, after giving effect to the conversion or issuance, the holder together with its affiliates would beneficially own in excess of 4.99% of the outstanding shares of Common Stock.

During 2019 and 2020, an aggregate principal of $288,000 and interest of $25,697, on the Bellridge convertible notes had been converted into 1,571,266,388 shares of common stock and no cash payments of principal or interest had been made.

The following table summarizes the conversion activity of these notes:

Conversion Period	Principal Converted	Interest Converted	Common Shares Issued
Q1 2019	65,615	4,507	38,696,339
Q2 2019	47,385	3,874	68,142,087
Q3 2019	89,000	9,779	529,061,862
Q4 2019	41,000	5,404	464,037,300
Q2 2020	45,000	2,133	471,328,800
	$288,000	$25,697	1,571,266,388

The conversion option associated with the notes was deemed to include an embedded derivative that required bifurcation and separate accounting. Refer to Note 13. Derivative Liabilities for further details.

On September 11, 2020, the Bellridge Convertible Notes were assigned to BD1 as part of the Company’s recapitalization and restructuring effort which began in June 2020. The Company subsequently entered into an Exchange Agreement with BD1 on December 18, 2020. Refer to the BD1 Convertible Notes in Note 12. Convertible Notes for further discussion.

Power Up Convertible Notes

During 2018 and 2019, the Company entered into six securities purchase agreements with Power Up Lending Group, LTD (“Power Up”), for the private placement of three convertible notes with an aggregate principal amount of $376,000.

Beginning in six months after issuance, Power Up shall have the option to convert all or a portion of the amounts outstanding under the convertible note, into shares of the Company's common stock. Conversions into common stock shall be calculated using a variable conversion price equal to 65% of the average of the three lowest closing bid prices for the shares over the prior ten-day trading period immediately preceding the conversion.

Shares of common stock may not be issued pursuant to any of these notes if, after giving effect to the conversion or issuance, the holder together with its affiliates would beneficially own in excess of 4.99% of the outstanding shares of Common Stock.

During 2019, an aggregate principal of $267,680 and interest of $9,000, on the Power Up convertible notes had been converted into 578,794,634 shares of common stock and no cash payments of principal or interest had been made.

The following table summarizes the conversion activity of these notes:

Conversion Period	Principal Converted	Interest Converted	Common Shares Issued
Q1 2019	$182,500	$7,300	95,014,902
Q2 2019	42,500	1,700	47,155,556
Q3 2019	14,600	—	155,824,176
Q4 2019	28,080	—	280,800,000
	$267,680	$9,000	578,794,634

The conversion option associated with the notes was deemed to include an embedded derivative that required bifurcation and separate accounting. Refer to Note 13. Derivative Liabilities for further details.

On September 11, 2020, the Power Up Convertible Notes were assigned to BD 1 as part of the Company’s recapitalization and restructuring effort which began in June 2020. The Company subsequently entered into an Exchange Agreement with BD 1 on December 18, 2020. Refer to the BD 1 Convertible Notes in Note 12. Convertible Notes for further discussion.

Widjaja Convertible Note

On January 11, 2019, the Company entered into a note purchase with Jason Widjaja (“Widjaja”), for the private placement of a $330,000 convertible promissory note, in exchange for $330,000 of gross proceeds. The note is unsecured, bears interest at 12% per annum, matures on January 11, 2020, and contains standard and customary events of default including but not limited to: (i) failure to make payments when due under the note, and (ii) bankruptcy or insolvency of the Company. Principal and interest on the note will be payable upon maturity.

At any time after inception of the note, until fully paid, Widjaja shall have the option to convert all or a portion of amounts outstanding under the note into shares of the Company's common stock. Conversions into common stock shall be calculated using a variable conversion price equal to 80% of the lowest closing bid price for the shares over the prior five trading days immediately preceding the conversion date.

There are no registration rights applicable to the note. Shares of common stock may not be issued pursuant to the note if, after giving effect to the conversion or issuance, the holder together with its affiliates would beneficially own in excess of 19.99% of the outstanding shares of the Company's common stock.

During 2019 and 2020, no principal and no interest had been converted into shares of common stock and no cash payments of principal or interest had been made.

The conversion option associated with the note was deemed to include an embedded derivative that required bifurcation and separate accounting. Refer to Note 13. Derivative Liabilities for further details.

On September 11, 2020, the Widjaja Convertible Note was assigned to BD1 as part of the Company’s recapitalization and restructuring effort which began in June 2020. The Company subsequently entered into an Exchange Agreement with BD1 on December 18, 2020. Refer to the BD1 Convertible Notes in Note 12. Convertible Notes for further discussion.

GS Capital Convertible Note

On February 22, 2019, the Company sold and issued to GS Capital Partners, LLC (“GS”) a $108,000 aggregate principal amount unsecured convertible promissory note in exchange for $75,000 of gross proceeds, $6,000 in financing costs, and $27,000 of premium associated with the assignment of a note from a former investor. On August 26, 2019, the Company sold and issued to GS, an additional unsecured convertible promissory note in the amount of $70,500.

These notes are unsecured, bear interest at 8% per annum, matures twelve months from the date of issuance, and contain standard and customary events of default including but not limited to: (i) failure to make payments when due under the note, and (ii) bankruptcy or insolvency of the Company. Principal and interest on the note will be payable upon maturity. There are no registration rights applicable to the note.

At any time after inception of the note until fully paid, GS shall have the option to convert all or a portion of amounts outstanding under the note into shares of the Company's common stock. Conversions into common stock shall be calculated using a variable conversion price equal to 65% of the average of the three lowest closing bid prices for the shares over the prior ten day trading period immediately preceding the conversion.

Shares of common stock may not be issued pursuant to the note if, after giving effect to the conversion or issuance, the holder together with its affiliates would beneficially own in excess of 4.99% of the outstanding shares of the Company's common stock.

During 2019, principal of $84,068 and interest of $5,766 had been converted into 473,445,228 million shares of common stock and no cash payments of principal or interest had been made.

The following table summarizes the conversion activity of these notes:

Conversion Period	Principal Converted	Interest Converted	Common Shares Issued
Q2 2019	$15,000	$763	17,321,692
Q3 2019	57,718	4,284	335,425,736
Q4 2019	11,350	719	120,697,800
	$84,068	$5,766	473,445,228

The conversion option associated with the notes was deemed to include an embedded derivative that required bifurcation and separate accounting. Refer to Note 13. Derivative Liabilities for further details.

On September 11, 2020, the GS Convertible Note was assigned to BD1 as part of the Company’s recapitalization and restructuring effort which began in June 2020. The Company subsequently entered into an Exchange Agreement with BD1 on December 18, 2020. Refer to the BD1 Convertible Notes in Note 12. Convertible Notes for further discussion.

Penumbra Convertible Note

On June 9, 2020, the Company issued to Penumbra Solar, Inc. (“Penumbra”) a $250,000 aggregate principal amount convertible promissory note. The Company has received $250,000 of gross proceeds from the offering of the note. The aggregate principal amount (together with accrued interest) will mature on June 9, 2021. The note bears interest at a rate of 6% per annum. The interest rate increases to 18% in the event of a default. The note is convertible, at the holder’s option, into shares of the Company’s Common Stock at a conversion price equal to $0.0001 per share.

On September 25, 2020, the Penumbra Convertible Note was assigned to Crowdex.

Crowdex Convertible Note

On September 25, 2020, as discussed above, Penumbra assigned its note to Crowdex. At December 31, 2020, the note had a principal balance of $250,000 and an accrued interest balance of $8,425. The aggregate principal amount (together with accrued interest) will mature on June 9, 2021. The note bears an interest rate of 6% per annum. The interest rate increases to 18% in the event of a default. The note is convertible, at the holder’s option, into shares of the Company’s Common Stock at a conversion price equal to $0.0001 per share.

BD1 Convertible Note

During September 2020, a number of the Company’s investors entered into assignment agreements to sell their existing debt to BD1. Refer to Notes 10, 11, and 12, for more information. The assignments transferred ownership of the following debts:

•

The outstanding principal and interest of $2.16 million and $417,000, respectively, related to the St. George Secured Promissory Notes discussed in Note 10 was assigned to BD1. The terms of the notes remained the same.

•

The outstanding principal and interest of $495,000 and $187,000, respectively, related to the Investor 1 Promissory Notes discussed in Note 11 was assigned to BD1. The terms of the notes remained the same.

•

The outstanding principal and interest of $650,000 and $86,000, respectively, related to the Investor 2 Promissory Notes discussed in Note 11 was assigned to BD1. The terms of the notes remained the same.

•

The outstanding principal and interest of $330,000 and $79,000, respectively, related to the October 2016 Convertible Notes discussed in Note 12 was assigned to BD1. The terms of the notes remained the same.

•	The outstanding principal of $618,000, related to the St. George Convertible Note discussed in Note 12 was assigned to BD1. The terms of the note remained the same.
•

The outstanding principal and interest of $941,000 and $152,000, respectively, related to the Baybridge Convertible Notes discussed in Note 12 was assigned to BD1. The terms of the notes remained the same.

•

The outstanding principal and interest of $677,000 and $121,000, respectively, related to the Bellridge Convertible Notes discussed in Note 12 was assigned to BD1. The terms of the notes remained the same.

•

The outstanding principal and interest of $107,000 and $16,000, respectively, related to the Power Up Convertible Notes discussed in Note 12 was assigned to BD1. The terms of the notes remained the same.

•

The outstanding principal and interest of $330,000 and $68,000, respectively, related to the Widjaja Convertible Notes discussed in Note 12 was assigned to BD1. The terms of the notes remained the same.

•

The outstanding principal and interest of $170,000 and $19,000, respectively, related to the GS Capital Convertible Notes discussed in Note 12 was assigned to BD1. The terms of the notes remained the same.

On December 18, 2020, the Company entered into a securities exchange agreement (“BD1 Exchange Agreement”) with BD1, who had previously acquired all of the Company’s existing outstanding unsecured notes (other than notes held by GI and Crowdex) from the original note holders as listed above.

Pursuant to the terms of the BD1 Exchange Agreement, BD1 agreed to surrender and exchange all of its outstanding promissory notes with principal balances of approximately $10.4 million (including accrued interest and default penalties). In exchange, the Company issued to BD1 two unsecured convertible notes with an aggregate principal amount of $10,500,000 (“BD1 Exchange Notes”). The BD1 Exchange Notes do not bear any interest, and will mature on December 18, 2025. BD1 has the right, at any time until the BD1 Exchange Notes are fully paid, to convert any outstanding and unpaid principal into shares of Common Stock at a fixed conversion price equal to $0.0001 per share. Accordingly, the Company would issue 105,000,000,000 shares of Common Stock upon a full conversion of the BD1 Exchange Notes.

NOTE 13. DERIVATIVE LIABILITIES

The following table is a summary of the derivative liability activity for the years ended December 31, 2020 and 2019:

Derivative Liability Balance as of December 31, 2018	$10,114,452
Additional derivative liability on new notes	4,507,380
Change in fair value of derivative liability	(6,196,026)
Liability extinguished	(708,656)
Derivative Liability Balance as of December 31, 2019	7,717,150
Additional derivative liability on new notes	447,903
Change in fair value of derivative liability	(2,861,069)
Derivative Liability Balance as of December 31, 2020	$5,303,984

Convertible Notes Assigned to BD1

The convertible notes that were assigned to BD1 in September 2020, further described above in Notes 10 and 12, were exchanged for new notes as part of the Company’s recapitalization and restructuring effort which began in June 2020. Prior to the exchange, pursuant to a number of factors outlined in ASC Topic 815, Derivatives and Hedging, the conversion options in the notes were deemed to include an embedded derivative that required bifurcation and separate accounting. As such, the Company ascertained the value of the conversion option as if separate from the convertible issuance and appropriately recorded that value as a derivative liability. The fair value measurements rely primarily on Company-specific inputs and the Company’s own assumptions. With the absence of observable inputs, the Company determined these recurring fair value measurements reside primarily within Level 3 of the fair value hierarchy. The derivative associated with the notes approximates management’s estimate of the fair value of the embedded derivative liability based on using a Monte Carlo simulation following a Geometric Brownian Motion with the following assumptions identified below.

At December 31, 2019, the aggregate derivative liability associated with these notes was $5,706,175. This value was derived from Management’s fair value assessment using the following assumptions: annual volatility range of 42% to 46%, present value discount rate of 12%, and a dividend yield of 0%.

During the first three quarters of 2020, pursuant to ASC Topic 815, Derivatives and Hedging, Management conducted quarterly fair value assessments of the embedded derivatives associated with these notes. Engaging the services of a firm specializing in these valuations, it was determined that a rational investor would not convert the notes, and would not expect to do so in the foreseeable future. The Company had reported doubt as to its ability to continue as a going concern since 2015. The Company scaled down operations and did not expect to ramp up until significant financing could be obtained and has been operating under these conditions for some time already, continuously chasing funding to continue operations. Circumstances shifted in late 2019 and early 2020, making fundraising and continuing operations more difficult, thereby reducing liquidity and attractiveness of the common stock. These new circumstances made it clear to current and prospective investors that the Company would either file bankruptcy or restructure with a strategic investor. Accordingly, as of the valuation date, conversion of a debt instrument into common stock that cannot be sold in the marketplace would put the holder in a far less secure position compared to holding the instrument as debt. As a result of the fair value assessments, the Company recorded an aggregate net gain of $5,706,175 for the year ended December 31, 2020, as “Change in fair value of derivatives and gain/loss on extinguishment of liabilities, net” in the Consolidated Statements of Operations to properly reflect that the value of the embedded derivative had been eliminated in 2020.

Convertible Notes held by Global Ichiban

In connection with the convertible notes held by Global, further described above in Note 10, pursuant to a number of factors outlined in ASC Topic 815, Derivatives and Hedging, the conversion options in the notes were deemed to include an embedded derivative that required bifurcation and separate accounting. As such, the Company ascertained the value of the conversion option as if separate from the convertible issuance and appropriately recorded that value as a derivative liability. The fair value measurements rely primarily on Company-specific inputs and the Company’s own assumptions. With the absence of observable inputs, the Company determined these recurring fair value measurements reside primarily within Level 3 of the fair value hierarchy. The derivative associated with the notes approximates management’s estimate of the fair value of the embedded derivative liability based on using a Monte Carlo simulation following a Geometric Brownian Motion with the following assumptions identified below.

At December 31, 2019, the aggregate derivative liability associated with these notes was $2,010,975. This value was derived from Management’s fair value assessment using the following assumptions: annual volatility of 46%, present value discount rate of 12%, and a dividend yield of 0%.

The conversion option in the GI Exchange Note was deemed to include an embedded derivative that required bifurcation and separate accounting. As such, the Company ascertained the value of the conversion option as if separate from the convertible issuance based on the following assumptions: annual volatility of 49%, expected interest rate of 1.52%, and a dividend yield of 0%, and appropriately recorded that value as a derivative liability. At September 9, 2020, the derivative liability associated with the Global note was $447,903. The fair value of the derivative was recorded as a debt discount and will be charged to interest over the life of the note.

The derivative liability associated with the note is subject to revaluation on a quarterly basis to reflect the market value change of the embedded conversion option. Management assessed the fair value option of this embedded derivative, as of December 31, 2020, using the following assumptions: annual volatility of 62%, and a dividend yield of 0%. As a result of the fair value assessments, the Company recorded an aggregate net loss of $2,845,106 for the year ended December 31, 2020, as “Change in fair value of derivatives and gain/loss on extinguishment of liabilities, net” in the Consolidated Statement of Operations to properly reflect that the value of the embedded derivative of $5,303,984 as of December 31, 2020.

NOTE 14. SERIES A PREFERRED STOCK

In June 2013, the Company entered into a Securities Purchase Agreement with an investor to sell an aggregate of $750,000 shares of Series A Preferred Stock at a price of $8.00 per share, resulting in gross proceeds of $6.0 million. This purchase agreement included warrants to purchase up to 13,125 shares of common stock of the Company. The transfer of cash and securities took place incrementally, the first closing occurring on June 17, 2013 with the transfer of 125,000 shares of Series A Preferred Stock and a warrant to purchase 2,187 shares of common stock for $1.0 million. The final closings took place in August 2013, with the transfer of 625,000 shares of Series A Preferred Stock and a warrant to purchase 10,938 shares of common stock for $5.0 million.

Holders of Series A Preferred Stock are entitled to cumulative dividends at a rate of 8% per annum when and if declared by the Board of Directors in its sole discretion. The dividends may be paid in cash or in the form of common stock (valued at 10% below market price, but not to exceed the lowest closing price during the applicable measurement period), at the discretion of the Board of Directors. The dividend rate on the Series A Preferred Stock is indexed to the Company's stock price and subject to adjustment. In addition, the Series A Preferred Stock contains a make-whole provision whereby, conversion or redemption of the preferred stock within 4 years of issuance will require dividends for the full four year period to be paid by the Company in cash or common stock (valued at 10% below market price, but not to exceed the lowest closing price during the applicable measurement period). This make-whole provision expired in June 2017.

The Series A Preferred Stock may be converted into shares of common stock at the option of the Company if the closing price of the common stock exceeds $232, as adjusted, for twenty consecutive trading days, or by the holder at any time. The Company has the right to redeem the Series A Preferred Stock at a price of $8.00 per share, plus any accrued and unpaid dividends, plus the make-whole amount (if applicable). At December 31, 2020, the preferred shares were not eligible for conversion to common shares at the option of the Company. The holder of the preferred shares may convert to common shares at any time, at no cost, at a ratio of 1 preferred share into 1 common share (subject to standard ratable anti-dilution adjustments). Upon any conversion (whether at the option of the Company or the holder), the holder is entitled to receive any accrued but unpaid dividends.

On October 6, 2016, the Series A Holder entered into an exchange agreement with a private investor. Pursuant to the exchange agreement, beginning December 5, 2016, the investor has the option to exchange, from time to time, all or any portion of the October 2016 Convertible Notes (see Note 12) for outstanding shares of Series A Preferred Stock from the Series A Holder.

Except as otherwise required by law (or with respect to approval of certain actions), the Series A Preferred Stock shall have no voting rights. Upon any liquidation, dissolution or winding up of the Company, after payment or provision for payment of debts and other liabilities of the Company, the holders of Series A Preferred Stock shall be entitled to receive, pari passu with any distribution to the holders of common stock of the Company, an amount equal to $8.00 per share of Series A Preferred Stock plus any accrued and unpaid dividends.

As of December 31, 2020, there were 48,100 shares of Series A Preferred Stock outstanding and accrued and unpaid dividends of $367,965.

NOTE 15. SERIES 1A PREFERRED STOCK

Series 1A Preferred Stock – Tranche 1 Closing

On September 22, 2020, the Company entered into a securities purchase agreement (“Series 1A SPA”) with Crowdex, for the private placement of up to $5,000,000 of the Company’s newly designated Series 1A Convertible Preferred Stock (“Series 1A Preferred Stock”).

The Company sold 2,000 shares of Series 1A Preferred Stock to Crowdex in exchange for $2,000,000 of gross proceeds at an initial closing under the Series 1A SPA on September 22, 2020.

In November 2020, Crowdex converted 1,200 shares of outstanding Series 1A Preferred Stock into 12,000,000,000 shares of Common Stock.

On December 31, 2020 the Company sold 500 shares of Series 1A Preferred Stock to Crowdex in exchange for the cancellation of the Crowdex Note issued on November 27, 2020. There were no additional cash proceeds from this closing.

NOTE 16. STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

At December 31, 2020, the Company had 20.0 billion shares of common stock, $0.0001 par value, authorized for issuance. Each share of common stock has the right to one vote. As of December 31, 2020, the Company had 18,102,583,473 shares of common stock outstanding. The Company has not declared or paid any dividends related to the common stock through December 31, 2020.

Preferred Stock

At December 31, 2020, the Company had 25,000,000 shares of preferred stock, $0.0001 par value, authorized for issuance. Preferred stock may be issued in classes or series. Designations, powers, preferences, rights, qualifications, limitations and restrictions are determined by the Company’s Board of Directors.  The following table summarizes the designations, shares authorized, and shares outstanding for the Company's Preferred Stock:

Preferred Stock Series Designation	Shares Authorized	Shares Outstanding
Series A	750,000	48,100
Series 1A	5,000	1,300
Series B-1	2,000	—
Series B-2	1,000	—
Series C	1,000	—
Series D	3,000	—
Series D-1	2,500	—
Series E	2,800	—
Series F	7,000	—
Series G	2,000	—
Series H	2,500	—
Series I	1,000	—
Series J	1,350	—
Series J-1	1,000	—
Series K	20,000	—

Series A Preferred Stock

Refer to Note 14 for Series A Preferred Stock activity.

Series 1A Preferred Stock

Refer to Note 15 for Series 1A Preferred Stock activity.

Series B-1, B-2, C, D, D-1, E, F, G, H, I, J, J-1, and K Preferred Stock

There were no transactions involving the Series B-1, B-2, C, D, D-1, E, G, H, I, J, J-1, or K during the years ended December 31, 2020 and 2019.

NOTE 17. EQUITY PLANS AND SHARE-BASED COMPENSATION

Share-Based Compensation: The Company measures share-based compensation cost at the grant date based on the fair value of the award and recognizes this cost as an expense over the grant recipients’ requisite service periods for all awards made to employees, officers, directors and consultants.

The share-based compensation expense recognized in the Consolidated Statements of Operations was as follows:

	For the Year Ended December 31,
	2020	2019
Research and development	$—	$—
Selling, general and administrative	—	21,000
Total share-based compensation cost	$—	$21,000

Stock Options: There was no expense recorded for the year ended December 31, 2020 related to stock option awards. The Company recognized share-based compensation expense for stock options of $21,000 to officers, directors and employees for year ended December 31, 2019 related to stock option awards, reduced for forfeitures. There were no option grants during the year ended December 31, 2020 or 2019.

As of December 31, 2020, there were no unvested stock options. As of December 31, 2020, 97 shares were vested, and 120 shares remained available for future grants under the Option Plan.

The following table summarizes stock option activity within the Stock Option Plan:

	Stock Option Shares	Weighted Average Remaining Contractual Life in Years
Outstanding at December 31, 2018	110	5.18
Granted	—
Exercised	—
Canceled	(13)
Outstanding at December 31, 2019	97	5.18
Granted	—
Exercised	—
Canceled	—
Outstanding and Exercisable at December 31, 2020	97	4.43

Restricted Stock: The Company did not recognize share-based compensation expense related to restricted stock grants for the years ended December 31, 2020 and 2019. There were no restricted stock grants for the years ended December 31, 2020 and 2019.

As of December 31, 2020, there was no unrecognized share-based compensation expense from unvested restricted stock, no shares were expected to vest in the future, and 496 shares remained available for future grants under the Restricted Stock Plan.

NOTE 18. PAYCHECK PROTECTION PROGRAM LOAN

On April 17, 2020, the Company obtained a PPP Loan from Vectra Bank Colorado (“Vectra”) in the aggregate amount of $193,200, which was established under the CARES Act, as administered by the Small Business Administration (“SBA”). Under the terms of the CARES Act and the PPP, all or a portion of the principal amount of the PPP Loan is subject to forgiveness so long as, over the 24-week period following the Company’s receipt of the proceeds of the PPP Loan, the company uses those proceeds for payroll costs, rent, utility costs or the maintenance of employee and compensation levels. The PPP Loan is unsecured, guaranteed by the SBA, and has a two year term, maturing on April 17, 2022. Interest accrues on the loan beginning with the initial disbursement; however, payments of principal and interest are deferred until Vectra’s determination of the amount of forgiveness applied for by the Company is approved by the SBA. If the Company does not apply for forgiveness within 10 months after the last day of the covered period (defined, at the Company’s election as 24 weeks), such payments will be due that month.

The terms of the PPP loan provide for customary events of default including, among other things, payment defaults, breach of representations and warranties, and insolvency events.

The Company plans to apply for forgiveness of the PPP Loan in the second quarter of 2021.

The PPP Loan is subject to any new guidance and new requirements released by the Department of the Treasury.

At December 31, 2020 the outstanding principal and accrued interest balance of the PPP Loan was $193,200 and $1,366, respectively.

NOTE 19. INCOME TAXES

The Company records income taxes using the liability method. Under this method, deferred tax assets and are computed for the expected future impact of temporary differences between the financial statement and income tax bases of assets and liabilities using current income tax rates and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. ASC 740 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in the financial statements. Tax positions must meet a “more-likely-than-not” recognition threshold before a benefit is recognized in the financial statements.

At December 31, 2020, the Company had $233.6 million of cumulative net operating loss carryforwards for federal income tax purposes that were available to offset future taxable income through the year 2037. At December 31, 2020, the Company had $58.1 million of cumulative net operating loss carryforwards for federal income tax purposes that were available to offset future taxable income indefinitely. Under the Internal Revenue Code, the future utilization of net operating losses may be limited in certain circumstances where there is a significant ownership change. The Company prepared an analysis for the year ended December 31, 2012 and determined that a significant change in ownership had occurred as a result of the cumulative effect of the sales of common stock through its offerings. Such change limited the Company's utilizable net operating loss carryforwards to $291.7 million for the year ended December 31, 2020. Available net operating loss carryforwards may be further limited in the event of another significant ownership change.

Deferred income taxes reflect an estimate of the cumulative temporary differences recognized for financial reporting purposes from that recognized for income tax reporting purposes. At December 31, 2020 and 2019, the components of these temporary differences and the deferred tax asset were as follows:

	As of December 31,
	2020	2019
Deferred Tax Asset
Accrued Expenses	$22,000	$14,000
Inventory Allowance	137,000	134,000
Other	10,000	11,000
Operating Lease Liability	1,183,000	—
Stock Based Compensation-Stock Options and Restricted Stock	—	951,000
Tax effect of NOL carryforward	72,307,000	68,886,000
Depreciation	355,000	3,736,000
Warranty reserve	3,000	6,000
Gross Deferred Tax Asset	74,017,000	73,738,000
Valuation Allowance	(72,555,000)	(73,552,000)
Net Deferred Tax Asset	$1,462,000	$186,000
Operating lease right-of-use asset, net	(1,287,000)	—
Amortization	(175,000)	(186,000)
Net Deferred Tax Liability	$(1,462,000)	$(186,000)
Total	—	—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical losses and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes it is not more-likely-than-not that the Company will realize the benefits of these deductible differences at December 31, 2020. The Company's deferred tax valuation allowance of $72.6 million reflected above is a decrease of $1 million from the valuation allowance reflected as of December 31, 2019 of $73.6 million.

As of December 31, 2019, the Company has not recorded a liability for uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions in income tax (benefit)/expense. No interest and penalties related to uncertain tax positions were accrued at December 31, 2020.

The Company's effective tax rate for the years ended December 31, 2020 and 2019 differs from the statutory rate due to the following (expressed as a percentage of pre-tax income):

	2020	2019
Federal statutory rate	21.0%	21.0%
State statutory rate	6.9%	4.1%
Change in rate	—%	(11.0)%
Permanent tax differences	3.7%	(0.3)%
Derivative/Warrant Revaluation	(30.9)%	26.7%
Debt Discount	1.6%	(0.7)%
Loss on Extinguishment of Liabilities	—%	—%
Deferred true-ups	48.9%	(7.3)%
Other	—%	—%
Change in valuation allowance	(51.2)%	(32.5)%
	—%	—%

NOTE 20. COMMITMENTS AND CONTINGENCIES

In May 2019, the Company’s former law firm filed suit against the Company in District Court in Adams County Colorado in an effort to collect approximately $1.2 million of unpaid fees (and related interest charges). On September 11, 2020, the Company entered into a settlement agreement (the “Settlement Agreement”) with its former law firm. Pursuant to the Settlement Agreement, the Company paid $120,000 on September 23, 2020 as the full and final settlement of all amounts owed between the parties. Following such payment, a satisfaction of an existing judgment in favor of such law firm was filed in Adams County Colorado.

On July 29, 2020, the Company’s owned facility at 12300 Grant Street, Thornton, CO 80241 (the “Building”) was foreclosed by the Building’s first lien holder (“Mortgage Holder”) and sold at public auction. The successful bidder for the Building was the Mortgage Holder, at the price of $7.193 million. As a result, the Company’s obligations to Mortgage Holder and all of the Company’s outstanding real property taxes on the Building were considered fully repaid.

The Company is subject to various legal proceedings, both asserted and unasserted, that arise in the ordinary course of business. The Company cannot predict the ultimate outcome of such legal proceedings or in certain instances provide reasonable ranges of potential losses. However, as of the date of this report, the Company believes that none of these claims will have a material adverse effect on its consolidated financial position or results of operations. In the event of unexpected subsequent developments and given the inherent unpredictability of these legal proceedings, there can be no assurance that the Company’s assessment of any claim will reflect the ultimate outcome, and an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company’s consolidated financial position or results of operations in particular quarterly or annual periods.

NOTE 21. RETIREMENT PLAN

On July 1, 2006, the Company adopted a qualified 401(k) plan which provides retirement benefits for all of its eligible employees. Under the plan, employees become eligible to participate at the first entry date, provided they are at least 21 years of age. The participants may elect through salary reduction to contribute up to ceilings established in the Internal Revenue Code. The Company will match 100% of the first six percent of employee contributions. In addition, the Company may make discretionary contributions to the Plan as determined by the Board of Directors. Employees are immediately vested in all salary reduction contributions. Rights to benefits provided by the Company’s discretionary and matching contributions vest 100% after the first year of service for all employees hired before January 1, 2010. For employees hired after December 31, 2009, matching contributions vest over a three-year period, one-third per year. There were no payments for 401(k) matching in the year ended December 31, 2020, and there were $37,000 in payments for 401(k) matching for the year ended December 31, 2019. Payments for 401(k) matching are recorded under “Research, development and manufacturing operations” expense and “Selling, general and administrative” expense in the Consolidated Statements of Operations.

NOTE 22. SUBSEQUENT EVENTS

The Company was in a dormant status for most of 2020 due to financial constraints as well as delays in reorganization and fund-raising efforts due to the impact of COVID-19. Below is the sequence of events subsequent to December 31, 2020 through the Audit Report date of May 13, 2021:

Series 1A Preferred Stock – Tranche 2 Closing

On January 4, 2021, the Company entered into a securities purchase agreement (“Series 1ATranche 2 SPA”) with TubeSolar AG, a developer of photovoltaic thin-film tubes to enable additional application opportunities in solar power generation compared to conventional solar modules (“TubeSolar”). Pursuant to the Series 1A Tranche 2 SPA, the Company sold 2,500 shares of Series 1A Preferred Stock to TubeSolar and received $2,500,000 of gross proceeds on January 5, 2021. There are no registration rights applicable to the Series 1A Preferred Stock.

Common Stock Purchase Agreement

On March 4, 2021, the Company entered into a common stock purchase agreement with Baybridge Capital Fund, LP, a private investor (“BBCF”) for the placement of 75,000,000 shares of the Company’s Common Stock (the “Shares”) at a fixed price of $0.04 per share. On March 9, 2021, the Company sold the Shares to BBCF in exchange for $3,000,000 of gross proceeds.

Global Ichiban Settlement Agreement

On March 9, 2021, the Company entered into a settlement agreement (“Settlement”) with our current secured promissory note holder, Global Ichiban Limited (“Global”). Pursuant to the Settlement, the Company issued 168,000,000 shares of Common Stock of the Company (“Settlement Shares”) to Global in exchange for the cancellation of the outstanding secured promissory note of $5,800,000 (the “Secured Note”). The Secured Note, which was originally scheduled to mature on September 30, 2022, had a variable-rate conversion feature that entitled Global to convert into shares of Common Stock of the Company at 80% of the 5-day average closing bid-price prior to any conversion. The Secured Note also had a lien on substantially all of the Company’s assets including intellectual properties. Following the Settlement, the lien shall be removed and all of the Company’s assets shall be unencumbered going forward.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

	September 30,	December 31,
	2021	2020
ASSETS
Current Assets:
Cash and cash equivalents	$4,281,094	$167,725
Trade receivables, net of allowance of $26,000 and $45,833, respectively	3,971	5,539
Inventories, net	615,674	534,431
Prepaid and other current assets	189,730	71,575
Total current assets	5,090,469	779,270

Property, Plant and Equipment:	24,148,192	24,867,176
Accumulated depreciation	(23,964,362)	(24,848,408)
Property, Plant and Equipment, net	183,830	18,768

Other Assets:
Operating lease right-of-use assets, net	5,150,718	5,633,663
Patents, net of accumulated amortization of $495,745 and $467,102, respectively	393,545	439,836
Other non-current assets	625,000	500,000
Total Assets	$11,443,562	$7,371,537
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$650,720	$736,986
Related party payables	45,000	135,834
Accrued expenses	1,031,017	1,518,212
Accrued interest	479,872	438,063
Notes payable	250,000	250,000
Current portion of operating lease liability	628,438	575,404
Promissory notes, net	-	193,200
Convertible notes, net	250,000	-
Embedded derivative liability	-	5,303,984
Total current liabilities	3,335,047	9,151,683
Long-Term Liabilities:
Non-current operating lease liabilities	4,698,431	5,179,229
Non-current secured promissory notes, net	-	5,405,637
Non-current convertible notes, net	8,006,452	7,813,048
Accrued warranty liability	21,225	14,143
Total liabilities	16,061,155	27,563,740
Stockholders’ Deficit:
Series A preferred stock, $.0001 par value; 750,000 shares authorized; 48,100 and 48,100 shares issued and outstanding, respectively ($789,241 and $752,765 Liquidation Preference, respectively)	5	5
Common stock, $0.0001 par value, 30,000,000,000 authorized; 19,678,916,809 and 18,102,583,473 shares issued and outstanding, respectively	1,967,891	1,810,258
Additional paid in capital	417,608,765	399,780,319
Accumulated deficit	(424,194,254)	(421,782,785)
Total stockholders’ deficit	(4,617,593)	(20,192,203)
Total Liabilities and Stockholders’ Deficit	$11,443,562	$7,371,537

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenues
Products	$11,723	$6,293	$557,369	$60,445
Total Revenues	11,723	6,293	557,369	60,445
Costs and Expenses
Costs of revenue	687,885	5,528	1,184,528	101,156
Research, development and manufacturing operations	1,086,513	150,060	2,716,395	485,592
Selling, general and administrative	882,641	315,660	2,244,771	505,053
Depreciation and amortization	15,111	26,325	40,047	137,978
Total Costs and Expenses	2,672,150	497,573	6,185,741	1,229,779
Loss from Operations	(2,660,427)	(491,280)	(5,628,372)	(1,169,334)
Other Income/(Expense)
Other income/(expense), net	67,644	3,055,366	68,443	3,314,966
Interest expense	(167,983)	(963,648)	(899,533)	(3,227,112)
Change in fair value of derivatives and gain/(loss) on extinguishment of liabilities, net	195,852	990,183	4,047,993	8,707,333
Total Other Income/(Expense)	95,513	3,081,901	3,216,903	8,795,187
Net Income/(Loss)	$(2,564,914)	$2,590,621	$(2,411,469)	$7,625,853
Net Income/(Loss) Per Share (Basic)	$(0.00)	$0.00	$(0.00)	$0.00
Net Income/(Loss) Per Share (Diluted)	$(0.00)	$0.00	$(0.00)	$0.00
Weighted Average Common Shares Outstanding (Basic)	19,074,521,203	5,230,490,450	18,531,805,287	5,053,300,857
Weighted Average Common Shares Outstanding (Diluted)	19,074,521,203	66,848,261,292	18,531,805,287	65,693,072,463

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(unaudited)

For the Three and Nine Months Ended September 30, 2021

	Series A Preferred Stock		Series 1A Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance at December 31, 2020	48,100	$5	1,300	$-	18,102,583,473	$1,810,258	$399,780,319	$(421,782,785)	$(20,192,203)
Proceeds from issuance of Series 1A Preferred Stock	-	-	2,500	-	-	-	2,500,000	-	2,500,000
Proceeds from issuance of Common Stock	-	-	-	-	75,000,000	7,500	2,992,500	-	3,000,000
Conversion of Global Ichiban Note into Common Shares	-	-	-	-	168,000,000	16,800	5,783,200	-	5,800,000
Relieved on Conversion of Derivative Liability	-	-	-	-	-	-	1,686,079	-	1,686,079
Net Income	-	-	-	-	-	-	-	153,445	153,445
Balance at June 30, 2021	48,100	5	3,800	-	18,345,583,473	1,834,558	412,742,098	(421,629,340)	(7,052,679)
Proceeds from issuance of Common Shares	-	-	-	-	333,333,336	33,333	4,966,667	-	5,000,000
Conversion of TubeSolar Series 1A Preferred Stock into Common Shares	-	-	(100)	-	1,000,000,000	100,000	(100,000)
Net Loss	-	-	-	-	-	-	-	(2,564,914)	(2,564,914)
Balance at September 30, 2021	48,100	$5	3,700	$-	19,678,916,809	$1,967,891	$417,608,765	$(424,194,254)	$(4,617,593)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(unaudited)

For the Three and Nine Months Ended September 30, 2020

	Series A Preferred Stock		Series 1A Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance at December 31, 2019	48,100	$5	-	$-	4,759,161,650	$475,917	$397,817,526	$(423,400,229)	$(25,106,781)
Interest and Dividend Expense paid with Common Stock	-	-	-	-	21,328,800	2,132	-	-	2,132
Proceeds from issuance of Series 1A Preferred Stock	-	-	2,000	-	-	-	2,000,000	-	2,000,000
Conversion of Bellridge Note into Common Shares	-	-	-	-	450,000,000	45,000	-	-	45,000
Net Income	-	-	-	-	-	-	-	5,035,232	5,035,232
Balance at June 30, 2020	48,100	5	2,000	-	5,230,490,450	523,049	399,817,526	(418,364,997)	(18,024,417)
Net Income	-	-	-	-	-	-	-	2,590,621	2,590,621
Balance at September 30, 2020	48,100	$5	2,000	$-	5,230,490,450	$523,049	$399,817,526	$(415,774,376)	$(15,433,796)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	For the Nine Months Ended
	September 30,
	2021	2020
Operating Activities:
Net income/(loss)	$(2,411,469)	$7,625,853
Adjustments to reconcile net income (loss) to cash used in operating activities:
Depreciation and amortization	40,047	137,978
Operating lease asset amortization	482,945	28,710
Realized (gain) on sale and foreclosure of assets	—	(3,314,966)
Amortization of deferred financing costs	—	2,692
Non-cash interest expense	—	807,368
Amortization of debt discount	837,767	1,331,417
Bad debt expense	—	(141)
Warranty reserve	7,082	(7,654)
Change in fair value of derivatives and gain on extinguishment of liabilities, net	(4,047,993)	(8,707,333)
Changes in operating assets and liabilities:
Accounts receivable	1,568	(5,608)
Inventories	(81,243)	23,843
Prepaid expenses and other current assets	(243,155)	(283,912)
Accounts payable	(86,266)	(388,113)
Related party payable	(90,834)	—
Operating lease liabilities	(427,764)	(16,129)
Accrued interest	44,461	1,008,568
Accrued expenses	(252,959)	283,439
Net cash (used in) operating activities	(6,227,813)	(1,473,988)
Investing Activities:
Proceeds on sale of assets	—	254,600
Payments on purchase of assets	(176,466)	—
Patent activity costs	17,648	(156)
Net cash (used in) provided by investing activities	(158,818)	254,444
Financing Activities:
Repayment of debt	—	(145,000)
Proceeds from issuance of debt	—	443,200
Proceeds from issuance of stock	10,500,000	2,000,000
Net cash provided by financing activities	10,500,000	2,298,200
Net change in cash and cash equivalents	4,113,369	1,078,656
Cash and cash equivalents at beginning of period	167,725	—
Cash and cash equivalents at end of period	$4,281,094	$1,078,656
Non-Cash Transactions:
Non-cash conversions of preferred stock and convertible notes to equity	$5,800,000	$47,132
Non-cash forgiveness of PPP loan	$193,200
Operating lease assets obtained in exchange for operating lease liabilities		$(5,819,489)
Non-cash mortgage derecognition		$(6,443,897)
Non-cash property foreclosure		$6,443,897

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

Ascent Solar Technologies, Inc. and its wholly owned subsidiary, Ascent Solar (Asia) Pte. Ltd. (collectively, the “Company") is focusing on integrating its PV products into high value markets such as aerospace, satellites, near earth orbiting vehicles, and fixed wing unmanned aerial vehicles (“UAV”). The value proposition of Ascent’s proprietary solar technology not only aligns with the needs of customers in these industries, but also overcomes many of the obstacles other solar technologies face in these unique markets. Ascent has the capability to design and develop finished products for end users in these areas as well as collaborate with strategic partners to design and develop custom integrated solutions for products like fixed-wing UAVs. Ascent sees significant overlap of the needs of end users across some of these industries and can achieve economies of scale in sourcing, development, and production in commercializing products for these customers.

On September 15, 2021, the Company entered into a Long-Term Supply and Joint Development Agreement (“JDA”) with TubeSolar AG (“TubeSolar”), a significant existing stakeholder in the Company. Under the terms of the JDA, the Company will produce, and TubeSolar will purchase, thin-film photovoltaic (“PV”) foils (“PV Foils”) for use in TubeSolar’s solar modules for agricultural photovoltaic (“APV”) applications that require solar foils for its production. Under the JDA, the Company will receive up (i) to $4 million of non-recurring engineering (“NRE”) fees, (ii) up to $13.5 million of payments upon achievement of certain agreed production and cost structure milestones, and (iii) product revenues from sales of PV Foils to TubeSolar. The JDA has no fixed term, and may only be terminated by either party for breach. There has been no activity under the JDA as of September 30, 2021.

The Company and TubeSolar have also jointly established a subsidiary company in Germany, in which TubeSolar holds a minority stake of 30% (the “JV”). The purpose of the JV is to establish and operate a PV manufacturing facility in Germany that will produce and deliver PV Foils exclusively to TubeSolar. Until the JV facility is fully operational, PV Foils will be manufactured in the Company’s existing facility in Thornton, Colorado. The parties expect to jointly develop next generation tooling for use in manufacturing PV Foils at the JV facility. The Company is required to purchase 17,500 shares of the JV for 1 Euro per share, which has not been funded as of September 30, 2021. There has been no activity under the JV as of September 30, 2021.

NOTE 2. BASIS OF PRESENTATION

The accompanying, unaudited, condensed consolidated financial statements have been derived from the accounting records of the Company as of September 30, 2021 and December 31, 2020, and the results of operations for the three and nine months ended September 30, 2021 and 2020. All significant inter-company balances and transactions have been eliminated in the accompanying condensed consolidated financial statements.

The accompanying, unaudited, condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X. Accordingly, these interim financial statements do not include all of the information and footnotes typically found in U.S. GAAP audited annual financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair statement have been included. The Condensed Consolidated Balance Sheet at December 31, 2020 has been derived from the audited financial statements as of that date but does not include all of the information and footnotes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020. These condensed consolidated financial statements and notes should be read in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Operating results for the three and nine months ended September 30, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies were described in Note 3 to the audited financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020. There have been no significant changes to our accounting policies as of September 30, 2021.

Derivatives: The Company evaluates its financial instruments under FASB ASC 815, "Derivatives and Hedging" to determine whether the instruments contain an embedded derivative. When an embedded derivative is present, the instrument is evaluated for a fair value adjustment upon issuance and at the end of every reporting period. Any adjustments to fair value are treated as gains and losses in fair values of derivatives and are recorded in the Condensed Consolidated Statements of Operations.

Refer to Notes 8, 10 and 11 for further discussion on the embedded derivatives of each instrument.

Paycheck Protection Program Loan: The Company has elected to account for the forgivable loan received under the Paycheck Protection Program (“PPP”) provisions of the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act as a debt instrument and to accrue interest on the outstanding loan balance. Additional interest at a market rate (due to the stated interest rate of the PPP loan being below market) is not imputed, as the transactions where interest rates prescribed by governmental agencies are excluded from the scope of accounting guidance on imputing interest. The proceeds from the loan will remain recorded as a liability until either (1) the loan is, in part or wholly, forgiven and the Company has been legally released or (2) the Company repays the loan to the lender.

Refer to Note 9 for further discussion.

Earnings per Share: Earnings per share (“EPS”) are the amount of earnings attributable to each share of common stock. Basic EPS has been computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Income available to common stockholders has been computed by deducting dividends accumulated for the period on cumulative preferred stock (whether or not earned) from net income. Diluted earnings per share has been computed by dividing net income adjusted on an if-converted basis for the period by the weighted average number of common shares and potentially dilutive common share outstanding (which consist of options and convertible securities using the treasury stock method or the if-converted method, as applicable, to the extent they are dilutive). Approximately 144 billion and 939 billion shares of dilutive shares were excluded from the three and nine months periods ended September 30, 2021 EPS calculation, respectively, as their impact is antidilutive. There were approximately 67 billion and 66 billion shares of dilutive shares for the three and nine months periods ended September 30, 2020, respectively.

.

Recently Adopted or to be Adopted Accounting Policies

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in Entity s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity s Own Equity. ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current U.S. GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective for public companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Management has not yet evaluated the impact that the adoption of ASU 2020-06 will have on the Company’s condensed consolidated financial statement presentation or disclosures.

Other new pronouncements issued but not effective as of September 30, 2021 are not expected to have a material impact on the Company’s condensed consolidated financial statements.

NOTE 4. LIQUIDITY, CONTINUED OPERATIONS, AND GOING CONCERN

During the nine months ended September 30, 2021 and the year ended December 31, 2020, the Company entered into multiple financing agreements to fund operations. Further discussion of these transactions can be found in Notes 9, 10, 11 and 14 of the financial statements presented as of, and for, the nine months ended September 30, 2021, and in Notes 8, 9, 10, 11, 12, 15 and 22 of the financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2020.

The Company has continued limited PV production at its manufacturing facility. The Company does not expect that sales revenue and cash flows will be sufficient to support operations and cash requirements until it has fully implemented its product strategy. During the nine months ended September 30, 2021 the Company used $6,227,813 in cash for operations.

Additional projected product revenues are not anticipated to result in a positive cash flow position for the next twelve months overall and, as of September 30, 2021, the Company has working capital of $1,755,422. As such, cash liquidity is not sufficient for the next twelve months and will require additional financing.

As a result of the Company’s recurring losses from operations and the need for additional financing to fund its operating and capital requirements, there is uncertainty regarding the Company’s ability to maintain liquidity sufficient to operate its business effectively, which raises doubt as to the Company’s ability to continue as a going concern. The Company scaled down its operations in 2019 and 2020, due to cash flow issues. During 2021, the Company secured additional financing to being ramping up operations.  However, additional financing will be needed to continue this process.

Management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. These condensed consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

The following table summarizes property, plant and equipment as of September 30, 2021 and December 31, 2020:

	As of September 30,	As of December 31,
	2021	2020
Furniture, fixtures, computer hardware and computer software	$437,532	$489,421
Manufacturing machinery and equipment	23,607,580	-
Manufacturing machinery and equipment, in progress	103,080	24,377,755
Depreciable property, plant and equipment	24,148,192	24,867,176
Less: Accumulated depreciation and amortization	(23,964,362)	(24,848,408)
Net property, plant and equipment	$183,830	$18,768

The Company analyzes its long-lived assets for impairment, both individually and as a group, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Depreciation expense for the three months ended September 30, 2021 and 2020 was $5,956 and $15,316, respectively. Depreciation expense for the nine months ended September 30, 2021 and 2020 was $11,404 and $103,014, respectively. Depreciation expense is recorded under “Depreciation and amortization expense” in the unaudited Condensed Consolidated Statements of Operations.

On July 29, 2020 the Company’s owned facility at 12300 Grant Street, Thornton, CO 80241 (the “Building”) was foreclosed by the Building’s first lien holder (“Mortgage Holder”) and sold at public auction. The successful bidder for the Building was the Mortgage Holder, at the price of $7.193 million. As a result, the Company’s obligations to Mortgage Holder and all of the Company’s outstanding real property taxes on the Building were considered fully repaid.

On September 21, 2020, the Company entered into a lease agreement with 12300 Grant LLC (“Landlord”), an affiliated company of the Mortgage Holder, for approximately 100,000 rentable square feet of the Building (the “Lease”). The lease is classified as an operating lease and accounted for accordingly. The Lease term is for 88 months and commenced on September 21, 2020 at a rent of $50,000 per month including taxes, insurance and common area maintenance until December 31, 2020. Beginning January 1, 2021, the rent adjusted to $80,000 per month on a triple net basis and shall increase at an annual rate of 3% per annum until December 31, 2027.

At September 30, 2021, the Company recorded an operating lease asset and liability totaling $5,150,718 and $5,326,869, respectively. During the three and nine months ended September 30, 2021, the Company recorded operating lease costs included in Selling, general, and administrative expense on the condensed consolidated Statement of Operations totaling $258,392 and $775,177, respectively. During the three months ended September 30, 2020, the Company recorded operating lease costs included in Selling, general, and administrative expense on the Condensed Consolidated Statement of Operations totaling $28,710.

Future maturities of the operating lease liability are as follows:

Remainder of 2021	$240,000
2022	988,800
2023	1,018,464
2024	1,049,018
2025	1,080,488
Thereafter	2,259,194
Total lease payments	6,635,964
Less amounts representing interest	(1,309,095)
Present value of lease liability	$5,326,869

The remaining lease term and discount rate of the operating lease is 75.5 months and 7.0%, respectively.

NOTE 6. INVENTORIES

Inventories, net of reserves, consisted of the following at September 30, 2021 and December 31, 2020:

	As of September 30,	As of December 31,
	2021	2020
Raw materials	$614,656	$525,626
Work in process	992	—
Finished goods	26	8,805
Total	$615,674	$534,431

NOTE 7. NOTES PAYABLE

On June 30, 2017, the Company entered into an agreement with a vendor (“Vendor”) to convert the balance of their account into a note payable in the amount of $250,000. The note bears interest of 5% per annum and matured on February 28, 2018. As of September 30, 2021, the Company had not made any payments on this note, the accrued interest was $53,185, and the note is due upon demand. To the best of our knowledge, Vendor has not made any attempts to recover any amount owing to them since 2019.

NOTE 8. SECURED PROMISSORY NOTES

Global Ichiban Secured Promissory Notes

Prior to 2021, the Company had issued a secured convertible promissory note to Global Ichiban Limited (“Global”) that had a remaining principal balance of $5,800,000, and no accrued interest, as of January 1, 2021.

The note was to mature on September 30, 2022. Principal, if not converted, was to be payable in a lump sum on September 30, 2022. The note did not bear any interest. Customary default provisions applied. The note was secured by a lien on substantially all of the Company’s assets pursuant to the Security Agreement dated November 30, 2017 (the “Security Agreement”) entered into between the Company and Global.

The conversion option associated with the note was deemed to include an embedded derivative that required bifurcation and separate accounting. Refer to Note 11. Derivative Liabilities for further details.

On March 9, 2021, the Company entered into a settlement agreement (“Settlement”) with Global. Pursuant to the Settlement, the Company issued 168,000,000 shares of Common Stock of the Company (“Settlement Shares”) to Global in exchange for the cancellation of the outstanding secured promissory note of $5,800,000 (the “Secured Note”). The Secured Note, which was originally scheduled to mature on September 30, 2022, had a variable-rate conversion feature that entitled Global to convert into shares of Common Stock of the Company at 80% of the 5-day average closing bid-price prior to any conversion. The Secured Note also had a lien on substantially all of the Company’s assets including intellectual properties. Following the Settlement, the lien was removed and the Company’s assets are currently unencumbered.

NOTE 9. PROMISSORY NOTES

SBA PPP

On April 17, 2020, the Company obtained a PPP Loan from Vectra Bank Colorado (“Vectra”) in the aggregate amount of $193,200, which was established under the CARES Act, as administered by the Small Business Association (“SBA”). Under the terms of the CARES Act and the PPP, all or a portion of the principal amount of the PPP Loan is subject to forgiveness so long as, over the 24-week period following the Company’s receipt of the proceeds of the PPP Loan, the Company uses those proceeds for payroll costs, rent, utility costs or the maintenance of employee and compensation levels. The PPP Loan is unsecured, guaranteed by the SBA, and has a two-year term, maturing on April 17, 2022. Interest accrues on the loan beginning with the initial disbursement; however, payments of principal and interest are deferred until Vectra’s determination of the amount of forgiveness applied for by the Company is approved by the SBA. If the Company does not apply for forgiveness within 10 months after the last day of the covered period (defined, at the Company’s election as 24 weeks), such payments will be due that month. On September 4, 2021, the Company received notification from Vectra that the SBA has forgiven the PPP loan. The Company recognized $195,852 of forgiven principal and accrued interest in Change in fair value of derivatives and gain/(loss) on extinguishment of liabilities, net in the Condensed Consolidated Statement of Operations.

NOTE 10. CONVERTIBLE NOTES

The following table provides a summary of the activity of the Company's unsecured, convertible, promissory notes:

	Principal Balance 12/31/2020	Less: Discount Balance	Net Principal Balance 12/31/2020	Principal Balance 9/30/2021	Less: Discount Balance	Net Principal Balance 9/30/2021
BD1 Notes (related party)	$10,500,000	$(2,936,952)	$7,563,048	$9,900,000	$(2,351,060)	$7,548,940
Nanyang Notes	-	-	-	600,000	(142,488)	457,512
Crowdex Note (related party)	250,000	—	250,000	250,000	—	250,000
	$10,750,000	$(2,936,952)	$7,813,048	$10,750,000	$(2,493,548)	$8,256,452

Penumbra/Crowdex Convertible Note

As of January 1, 2021, Crowdex Investment, LLC (“Crowdex”) held a convertible promissory note with an aggregate principal balance of $250,000.

The aggregate principal amount (together with accrued interest) was scheduled to mature on June 9, 2021; however, the Company and Crowdex agreed to extend maturity by one year to June 9, 2022. The note bears interest at a rate of 6% per annum. The interest rate increases to 18% in the event of default. The note is convertible, at the holder’s option, into shares of the Company’s Common Stock at a conversion price equal to $0.0001 per share.

At September 30, 2021, the note had a principal balance of $250,000 and an accrued interest balance of $19,644.

BD1 Convertible Note

During September 2020, a number of the Company’s investors entered into assignment agreements to sell their existing debt to BD 1 Investment Holding, LLC (“BD1”) resulting in BD1 acquiring outstanding promissory notes with principal and accrued interest balances of approximately $6.3 million and $1.3 million, respectively.

On December 18, 2020, the Company entered into a securities exchange agreement (“BD1 Exchange Agreement”) with BD1. Pursuant to the terms of the BD1 Exchange Agreement, BD1 agreed to surrender and exchange all of its outstanding promissory notes with principal and accrued interest balances of approximately $6.3 million and $1.3 million, respectively. Default penalties related to the notes of approximately $2.9 million were not designated. In exchange, the Company issued to BD1 two unsecured convertible notes with an aggregate principal amount of $10,500,000 (“BD1 Exchange Notes”), and recorded an original issue discount of approximately $3.0 million, which will be recognized as interest expense, ratably, over the life of the note. The BD1 Exchange Notes do not bear any interest, and will mature on December 18, 2025. BD1 has the right, at any time until the BD1 Exchange Notes are fully paid, to convert any outstanding and unpaid principal into shares of common stock at a fixed conversion price equal to $0.0001 per share. Accordingly, the Company would issue 105,000,000,000 shares of common stock upon a full conversion of the BD1 Exchange Notes. BD1 has agreed not to effect any conversion of the Notes without the prior consent of the Company unless and until the Company has created additional authorized and issued common shares sufficient to convert all of the Notes in full.

On August 13, 2021, BD1 assigned $600,000 of its outstanding principal balance to Nanyang Investment Management Pte Ltd (“Nanyang”). Subsequent to this assignment, BD1 held notes with an aggregate principal amount of $9,900,000 convertible to 99,000,000,000 shares of common stock.

Nanyang Convertible Note

On August 13, 2021, as discussed above, BD1 assigned $600,000 of the BD1 Exchange Notes to Nanyang. This note does not bear any interest and will mature on December 18, 2025. Nanyang has the right, at any time until the note is fully paid, to convert any outstanding and unpaid principal into share of common stock at a fixed conversion price equal to $0.0001 per share. Accordingly, the Company would issue 6,000,000,000 common shares upon full conversion of this note. Shares of common stock may not be issued pursuant to this note if, after giving effect to the conversion or issuance, Nanyang, together with its affiliates, would beneficially own in excess of 4.99% of the outstanding shares of the Company’s common stock.

Subsequent to September 30, 2021, the debt with Nanyang was partially converted into common stock. Refer to the Nanyang Conversion section of Note 15. Subsequent Events for further details.

NOTE 11. DERIVATIVE LIABILITIES

The following table is a summary of the derivative liability activity for the nine months ended September 30, 2021:

Derivative Liability Balance as of December 31, 2020	$5,303,984
Liability extinguished	(5,303,984)
Derivative Liability Balance as of September 30, 2021	$—

Convertible Notes Assigned to BD1

The convertible notes that were assigned to BD1 in September 2020 and were partially assigned to Nanyang in August 2021, further described above in Note 10, were exchanged for new notes on December 18, 2020, as part of the Company’s recapitalization and restructuring effort which began in June 2020. Prior to the exchange, pursuant to a number of factors outlined in ASC Topic 815, Derivatives and Hedging, the conversion options in the notes were deemed to include an embedded derivative that required bifurcation and separate accounting. As such, the Company ascertained the value of the conversion option as if separate from the convertible issuance and appropriately recorded that value as a derivative liability. The fair value measurements rely primarily on Company-specific inputs and the Company’s own assumptions. With the absence of observable inputs, the Company determined these recurring fair value measurements reside primarily within Level 3 of the fair value hierarchy. The derivative associated with the notes approximates management’s estimate of the fair value of the embedded derivative liability based on using a Monte Carlo simulation following a Geometric Brownian Motion with the following assumptions identified below.

At December 31, 2019, the aggregate derivative liability associated with these notes was $5,706,175. This value was derived from Management’s fair value assessment using the following assumptions: annual volatility range of 42% to 46%, present value discount rate of 12%, and a dividend yield of 0%.

In 2020, pursuant to ASC Topic 815, Derivatives and Hedging, Management conducted quarterly fair value assessments of the embedded derivatives associated with these notes. Engaging the services of a firm specializing in these valuations, it was determined that a rational investor would not convert the notes, and would not expect to do so in the foreseeable future. The Company had reported doubt as to its ability to continue as a going concern since 2015. The Company scaled down operations and did not expect to ramp up until significant financing could be obtained and has been operating under these conditions for some time already, continuously chasing funding to continue operations. Circumstances shifted in late 2019 and early 2020, making fundraising and continuing operations more difficult, thereby reducing liquidity and attractiveness of the common stock. These new circumstances made it clear to current and prospective investors that the Company would either file bankruptcy or restructure with a strategic investor. Accordingly, conversion of a debt instrument into common stock that cannot be sold in the marketplace would put the holder in a far less secure position compared to holding the instrument as debt. As a result of the fair value assessments, the Company recorded an aggregate net gain of $5,706,175 for the year ended December 31, 2020, as “Change in fair value of derivatives and gain/loss on extinguishment of liabilities, net” in the Consolidated Statements of Operations to properly reflect that the value of the embedded derivative had been eliminated in 2020.

Convertible Notes held by Global Ichiban

In connection with the convertible notes held by Global, further described above in Note 8, pursuant to a number of factors outlined in ASC Topic 815, Derivatives and Hedging, the conversion options in the notes were deemed to include an embedded derivative that required bifurcation and separate accounting. As such, the Company ascertained the value of the conversion option as if separate from the convertible issuance and appropriately recorded that value as a derivative liability. The fair value measurements rely primarily on Company-specific inputs and the Company’s own assumptions. With the absence of observable inputs, the Company determined these recurring fair value measurements reside primarily within Level 3 of the fair value hierarchy. The derivative associated with the notes approximates management’s estimate of the fair value of the embedded derivative liability based on using a Monte Carlo simulation following a Geometric Brownian Motion with the following assumptions identified below.

At December 31, 2019, the aggregate derivative liability associated with these notes was $2,010,975. This value was derived from Management’s fair value assessment using the following assumptions: annual volatility of 46%, present value discount rate of 12%, and a dividend yield of 0%.

The conversion option in the GI Exchange Note was deemed to include an embedded derivative that required bifurcation and separate accounting. As such, the Company ascertained the value of the conversion option as if separate from the convertible issuance based on the following assumptions: annual volatility of 49%, expected interest rate of 1.52%, and a dividend yield of 0%, and appropriately recorded that value as a derivative liability. At September 9, 2020, the derivative liability associated with the Global note was $447,903. The fair value of the derivative was recorded as a debt discount and will be charged to interest over the life of the note.

The derivative liability associated with the note is subject to revaluation on a quarterly basis to reflect the market value change of the embedded conversion option. Management assessed the fair value option of this embedded derivative, as of December 31, 2020, using the following assumptions: annual volatility of 62%, and a dividend yield of 0%. As a result of the fair value assessments, the Company recorded an aggregate net loss of $2,845,106 for the year ended December 31, 2020, as “Change in fair value of derivatives and gain/loss on extinguishment of liabilities, net” in the Consolidated Statement of Operations to properly reflect that the value of the embedded derivative of $5,303,984 as of December 31, 2020.

On March 9, 2021, the Company entered into a settlement agreement with Global, further described above in Note 8. As a result of the settlement, the entire debt was cancelled and the Company recorded an aggregate net gain of $5,303,984 for the three months ended March 31, 2021, as “Change in fair value of derivatives and gain/loss on extinguishment of liabilities, net” in the Condensed Consolidated Statement of Operations to properly reflect that the value of the embedded derivative had been eliminated.

NOTE 12. SERIES A PREFERRED STOCK

In June 2013, the Company entered into a Securities Purchase Agreement with an investor to sell an aggregate of $750,000 shares of Series A Preferred Stock at a price of $8.00 per share, resulting in gross proceeds of $6.0 million. This purchase agreement included warrants to purchase up to 13,125 shares of common stock of the Company. The transfer of cash and securities took place incrementally, the first closing occurring on June 17, 2013 with the transfer of 125,000 shares of Series A Preferred Stock and a warrant to purchase 2,187 shares of common stock for $1.0 million. The final closings took place in August 2013, with the transfer of 625,000 shares of Series A Preferred Stock and a warrant to purchase 10,938 shares of common stock for $5.0 million.

Holders of Series A Preferred Stock are entitled to cumulative dividends at a rate of 8% per annum when and if declared by the Board of Directors in its sole discretion. The dividends may be paid in cash or in the form of common stock (valued at 10% below market price, but not to exceed the lowest closing price during the applicable measurement period), at the discretion of the Board of Directors. The dividend rate on the Series A Preferred Stock is indexed to the Company's stock price and subject to adjustment. In addition, the Series A Preferred Stock contains a make-whole provision whereby, conversion or redemption of the preferred stock within 4 years of issuance will require dividends for the full four year period to be paid by the Company in cash or common stock (valued at 10% below market price, but not to exceed the lowest closing price during the applicable measurement period). This make-whole provision expired in June 2017.

The Series A Preferred Stock may be converted into shares of common stock at the option of the Company if the closing price of the common stock exceeds $232, as adjusted, for twenty consecutive trading days, or by the holder at any time. The Company has the right to redeem the Series A Preferred Stock at a price of $8.00 per share, plus any accrued and unpaid dividends, plus the make-whole amount (if applicable). At September 30, 2021, the preferred shares were not eligible for conversion to common shares at the option of the Company. The holder of the preferred shares may convert to common shares at any time, at no cost, at a ratio of 1 preferred share into 1 common share (subject to standard ratable anti-dilution adjustments). Upon any conversion (whether at the option of the Company or the holder), the holder is entitled to receive any accrued but unpaid dividends.

Except as otherwise required by law (or with respect to approval of certain actions), the Series A Preferred Stock shall have no voting rights. Upon any liquidation, dissolution or winding up of the Company, after payment or provision for payment of debts and other liabilities of the Company, the holders of Series A Preferred Stock shall be entitled to receive, pari passu with any distribution to the holders of common stock of the Company, an amount equal to $8.00 per share of Series A Preferred Stock plus any accrued and unpaid dividends.

As of September 30, 2021, there were 48,100 shares of Series A Preferred Stock outstanding and accrued and unpaid dividends of $404,441.

NOTE 13. SERIES 1A PREFERRED STOCK

Series 1A Preferred Stock – Tranche 1 Closing

On September 22, 2020, the Company entered into a securities purchase agreement (“Series 1A SPA”) with Crowdex, for the private placement of up to $5,000,000 of the Company’s newly designated Series 1A Convertible Preferred Stock (“Series 1A Preferred Stock”).

Each share of Series 1A Preferred Stock has an original issue price of $1,000 per share. Shares of the Series 1A Preferred Stock are convertible into common stock at a fixed conversion price equal to $0.0001 per common share, subject to standard ratable anti-dilution adjustments.

Outstanding shares of Series 1A Preferred Stock are entitled to vote together with the holders of common stock as a single class (on an as-converted to common stock basis) on any matter presented to the stockholders of the Company for their action or consideration at any meeting of stock holders (or written consent of stockholders in lieu of meeting).

Holders of the Series 1A Preferred Stock are not entitled to any fixed rate of dividends. If the Company pays a dividend or otherwise makes a distribution payable on shares of common stock, holders of the Series 1A Preferred Stock will receive such dividend or distribution on an as-converted to common stock basis. There are no specified redemption rights for the Series 1A Preferred Stock. Upon liquidation, dissolution or winding up, holders of Series 1A Preferred Stock will be entitled to be paid out of our assets, prior to the holders of our common stock, an amount equal to $1,000 per share plus any accrued but unpaid dividends (if any) thereon.

The Company sold 2,000 shares of Series 1A Preferred Stock to Crowdex in exchange for $2,000,000 of gross proceeds at an initial closing under the Series 1A SPA on September 22, 2020.

In November 2020, Crowdex converted 1,200 shares of outstanding Series 1A Preferred Stock into 12,000,000,000 shares of common stock.

On December 31, 2020 the Company sold 500 shares of Series 1A Preferred Stock to Crowdex in exchange for the cancellation of the Crowdex Note issued on November 27, 2020. There were no additional cash proceeds from this closing.

On January 4, 2021, the Company entered into a securities purchase agreement (“Series 1ATranche 2 SPA”) with TubeSolar AG, a developer of photovoltaic thin-film tubes to enable additional application opportunities in solar power generation compared to conventional solar modules (“TubeSolar”). Pursuant to the Series 1A Tranche 2 SPA, the Company sold 2,500 shares of Series 1A Preferred Stock to TubeSolar and received $2,500,000 of gross proceeds on January 5, 2021. During the three months ended September 30, 2021, TubeSolar converted 100 shares of Series 1A Preferred Stock into 1,000,000,000 shares of common stock.

NOTE 14. STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

During September 2021, the Company increased its authorized shares from 20 billion to 30 billion of common stock. As such, at September 30, 2021, the Company had 30 billion shares of common stock, $0.0001 par value, authorized for issuance. Each share of common stock has the right to one vote. As of September 30, 2021, the Company had 19,678,916,809 shares of common stock outstanding. The Company has not declared or paid any dividends related to the common stock through September 30, 2021.

On August 2, 2021, the Company entered into the BD1 Common Stock SPA with BD1 for the placement of 666,666,672 shares of the Company’s common stock at a fixed purchase price of $0.015 per share for an aggregate purchase price of $10,000,000. The first tranche of 333,333,336 shares for $5,000,000 closed on September 2, 2021 and the second tranche will close on or before October 31, 2021 (if the Company has authorized but unissued common stock sufficient to issue all of the second tranche shares) or within five business days after the effective date when the Company has sufficient unissued common stock.

Subsequent to September 30, 2021, the second tranche of the BD1 Common Stock SPA closed. Refer to the Tranche 2 Closing section of Note 15. Subsequent Events for further detail.

Preferred Stock

At September 30, 2021, the Company had 25,000,000 shares of preferred stock, $0.0001 par value, authorized for issuance. Preferred stock may be issued in classes or series. Designations, powers, preferences, rights, qualifications, limitations and restrictions are determined by the Company’s Board of Directors.

The following table summarizes the designations, shares authorized, and shares outstanding for the Company's Preferred Stock:

Preferred Stock Series Designation	Shares Authorized	Shares Outstanding
Series A	750,000	48,100
Series 1A	5,000	3,700
Series B-1	2,000	—
Series B-2	1,000	—
Series C	1,000	—
Series D	3,000	—
Series D-1	2,500	—
Series E	2,800	—
Series F	7,000	—
Series G	2,000	—
Series H	2,500	—
Series I	1,000	—
Series J	1,350	—
Series J-1	1,000	—
Series K	20,000	—

Series A Preferred Stock

Refer to Note 12 for Series A Preferred Stock activity.

Series 1A Preferred Stock

Refer to Note 13 for Series 1A Preferred Stock activity.

Series B-1, B-2, C, D, D-1, E, F, G, H, I, J, J-1, and K Preferred Stock

There were no transactions involving the Series B-1, B-2, C, D, D-1, E, F, G, H, I, J, J-1, or K during the three and nine months ended September 30, 2021 and 2020.

NOTE 15. SUBSEQUENT EVENTS

Nanyang Conversion

On October 13, 2021, $100,000 of Nanyang’s convertible notes were converted into 1,000,000,000 shares of common stock.

BD1 Common Stock SPA – Tranche 2 Closing

Between October 29 and November 5, 2021, the Company received aggregate payments of $5,000,000 and issued 333,333,336 total shares of common stock for the second tranche of the BD1 Common Stock SPA.

 ASCENT SOLAR TECHNOLOGIES, INC.

[●] Shares of Common Stock

Common Warrants to purchase up to [●] Shares of Common Stock

Representative’s Warrants to purchase up to [●] Shares of Common Stock

The date of this prospectus is        , 2022

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following is a statement of approximate expenses to be incurred by the Company in connection with the distribution of the securities registered under this registration statement. All amounts shown are estimates except for the SEC registration fee and FINRA filing fee.

SEC registration fee	$2,225
Accounting fees and expenses	25,000
Legal fees and expenses	295,000
Nasdaq listing fee	75,000
FINRA filing fee	4,532
Transfer & Warrant Agent fees	25,000
Miscellaneous fees and expenses	55,000
Total	$481,757

Item 14. Indemnification of Directors and Officers.

Our certificate of incorporation provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, or the DGCL.

Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

“Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination: (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former officers and directors or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In accordance with Section 102(b)(7) of the DGCL, our certificate of incorporation provides that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit. The effect of this provision of our certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our certificate of incorporation, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our certificate of incorporation limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

To the fullest extent permitted by applicable law, our certificate of incorporation also provides that we are authorized to provide indemnification of (and advancement of expenses to) such agents (and any other persons to which Delaware law permits the Company to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to this Corporation, its stockholders, and others.

Any repeal or modification of provisions of our certificate of incorporation affecting indemnification rights will not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director of the Company with respect to any acts or omissions of such director, officer or agent occurring prior to such repeal or modification.

The bylaws of the Company provide for the broad indemnification by the directors and officers of the Company and for advancement of litigation expenses to the fullest extent permitted by current Delaware law. Any repeal or amendment of provisions of our bylaws affecting indemnification rights will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

The Company has entered into indemnification contracts with its directors and officers. The Company maintains a policy of directors and officers liability insurance which reimburses the Company for expenses which it may incur in connection with the foregoing indemnity provisions and which may provide direct indemnification to directors and officers where the Company is unable to do so.

The right to indemnification is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our certificate of incorporation may have or hereafter acquire under law, our certificate of incorporation, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Item 15. Recent Sales of Unregistered Securities.

On September 7, 2018, the Company entered into a securities exchange agreement with Baybridge Capital Fund, L.P. Pursuant to the terms of this agreement, Baybridge Capital Fund, L.P. agreed to surrender and exchange an outstanding promissory note with a principal balance of $200,000 (plus accrued interest of $16,800) maturing on December 29, 2018. In exchange, the Company issued an unsecured convertible note with an aggregate principal amount of $270,000.

On September 10, 2018, the Company issued to Baybridge Capital Funding, L.P. a $120,000 aggregate principal amount non-convertible promissory note.  The Company received $100,000 of gross proceeds from this offering.

On September 14, 2018, the Company, issued a $150,000 Convertible Promissory Note in a private placement to Bellridge Capital, LP.  On September 17, 2018, the Company received $150,000 of gross proceeds from the offering of this note.

On October 2, 2018, the Company issued a $150,000 Secured Convertible Promissory Note in a private placement to Global Ichiban Ltd and received $125,000 of gross proceeds from this offering.

On October 16, 2018, the Company entered into a securities purchase agreement with Power Up Lending Group LTD., for the private placement of a $42,500 Convertible Promissory Note.  On October 17, 2018, the Company received $42,500 of gross proceeds from this offering.

On October 22, 2018, the Company issued a $150,000 Secured Promissory Note in a private placement to Global Ichiban Ltd.  On October 22, 2018, the Company received $125,000 of gross proceeds from the offering of this note.

On November 5, 2018, the Company entered into a securities purchase agreement with St. George Investments LLC, for the private placement of a $1,220,000 Secured Convertible Promissory Note.

On November 7, 2018, the Company received $200,000 of gross proceeds from the offering of this note. In addition, the Company received additional consideration for this note in the form of eight separate promissory notes having an aggregate principal amount of $800,000.  The Company received eight additional payments of $100,000 each between November 2018 through February 2019.

On December 31, 2018, the Company issued to Baybridge Capital Fund, L.P. a $300,000 aggregate principal amount non-convertible promissory note and received $225,000 of gross proceeds from the offering of this note.

On January 11, 2019, the Company entered into a note purchase agreement with Jason Widjaja for the private placement of a $330,000 Convertible Promissory Note and received $330,000 of gross proceeds from the offering of this note.

On February 14, 2019, the Company, entered into a securities purchase with Power Up Lending Group LTD. for the private placement of a $54,500 Convertible Promissory Note and received $54,500 of gross proceeds from the offering of the Note.

On February 22, 2019, the Company sold and issued to GS Capital Partners, LLC a $108,068 aggregate principal amount unsecured convertible note and received $75,000 of gross proceeds from the offering of this note.

On March 7, 2019, the Company entered into a securities purchase agreement with Power Up Lending Group LTD., for the private placement of a $52,500 Convertible Promissory Note.  On March 11, 2019, the Company received $52,500 of gross proceeds from the offering of this note.

On March 11, 2019, the Company entered into two securities exchange agreements with Baybridge Capital Fund, L.P. Pursuant to the terms of this agreement, Baybridge Capital Fund, L.P. agreed to surrender and exchange two outstanding promissory notes with principal balances of (i) $123,817 (including accrued interest), and (ii) $127,280 (including accrued interest). In exchange, the Company issued two unsecured convertible notes with a principal amount of (i) $160,000 and (ii) $150,000.

On March 11, 2019, the Company also issued to Baybridge Capital Fund, L.P. a $60,000 aggregate principal amount non-convertible promissory note and received $50,000 of gross proceeds from the offering of this note.

On March 13, 2019, the Company entered into a securities purchase agreement with St. George Investments LLC, for the private placement of a $365,000 Secured Convertible Promissory Note.  Between March 22 and April 4, 2019, the Company received $305,000 of gross proceeds from the offering of this note.

On May 2, 2019, the Company entered into a securities purchase agreement with Power Up Lending Group LTD., for the private placement of a $42,500 Convertible Promissory Note.  On May 3, 2019, the Company received $42,500 of gross proceeds from the offering of this note.

On May 2, 2019, the Company, entered into a securities exchange agreement with Baybridge Capital Fund, L.P. Pursuant to the terms of this agreement, Baybridge Capital Fund, L.P. agreed to surrender and exchange one outstanding promissory note with a principal balance of $349,650.  In exchange, the Company issued one unsecured convertible note with a principal amount of $450,000.

On May 14, 2019, the Company issued to Baybridge Capital Fund, L.P. a $100,000 aggregate principal amount non-convertible promissory note and received $75,000 of gross proceeds from the offering of this note.

On July 8, 2019, the Company issued to Baybridge Capital Fund, L.P. a $125,000 aggregate principal amount non-convertible promissory note and received $100,000 of gross proceeds from the offering of this note.

On August 22, 2019, the Company entered into a securities exchange agreement with Baybridge Capital Fund, L.P. Pursuant to the terms of this agreement, Baybridge Capital Fund, L.P. agreed to surrender and exchange an outstanding promissory note with principal balances of $323,400 (including accrued interest). In exchange, the Company issued an unsecured convertible note with a principal amount of $400,000.

On August 22, 2019, the Company issued to Baybridge Capital Fund, L.P. a $65,000 aggregate principal amount non-convertible promissory note and received $45,000 of gross proceeds from the offering of this note.

On August 26, 2019, the Company issued to GS Capital Partners, LLC a $70,500 aggregate principal amount unsecured convertible note in exchange for $68,425 of gross proceeds.

On September 9, 2019, the Company issued to Baybridge Capital Fund, L.P. a $150,000 aggregate principal amount non-convertible promissory note.  The Company received $110,000 of gross proceeds from the offering of the note.

On October 22, 2019, the Company entered into a securities exchange agreement with Bellridge Capital, L.P. Pursuant to the terms of this agreement, Bellridge Capital, L.P. agreed to surrender and exchange an outstanding promissory note with principal balances of $277,342 (including accrued interest). In exchange, the Company issued an unsecured convertible note with a principal amount of $450,000.

On June 9, 2020, the Company issued to Penumbra Solar, Inc. a $250,000 aggregate principal amount convertible promissory note. The Company received $250,000 of gross proceeds from this transaction. On September 25, 2020, Penumbra Solar, Inc. assigned the promissory note to Crowdex.

On September 22, 2020, the Company issued to Crowdex 2,000 shares of Series 1A Preferred Stock at a price of $1,000 per share, resulting in gross proceeds of $2,000,000 to the Company.

On September 9, 2020, the Company entered into a securities exchange agreement with Global Ichiban Limited.  Pursuant to the terms of this agreement, Global Ichiban Limited agreed to surrender and exchange all of its existing outstanding promissory notes with an aggregate principal balance of $6,374,667 (including accrued interest). In exchange, the Company issued a secured convertible promissory note with a principal amount of $6,400,000 (the “GI Exchange Note”). On March 9, 2021, the Company entered into a settlement agreement with Global Ichiban Limited. Pursuant to the settlement agreement, the Company issued 168,000,000 shares of Common Stock of the Company to GI in exchange for the cancellation of the GI Exchange Note, which had an outstanding principal balance of $5,800,000.

On November 27, 2020, the Company issued to Crowdex Investments, LLC a $500,000 unsecured convertible promissory note in a private placement and received $500,000 of gross proceeds from the offering of this note.

On December 18, 2020, the Company entered into a securities exchange agreement with BD 1 Investment Holding LLC, who had previously acquired all of the Company’s existing outstanding unsecured notes (other than notes held by Global Ichiban Limited) from the original note holders. Pursuant to the terms of this agreement, BD 1 Investment Holding LLC agreed to surrender and exchange all of its outstanding promissory notes with principal balances of approximately $10,400,000 (including accrued interest and default penalties). In exchange and without the payment of any additional consideration, the Company issued two unsecured convertible notes with an aggregate principal amount of $10,500,000.

On December 31, 2020, the Company sold 500 shares of Series 1A Preferred Stock to Crowdex in exchange for the cancellation of a note issued to Crowdex on November 27, 2020. There were no additional cash proceeds from this closing. The Company and Crowdex also amended the Series 1A SPA to reduce Crowdex’s Tranche 2 closing commitment from $3 million to $500,000.

On January 4, 2021, the Company entered into a securities purchase agreement to issue 2,500 shares of the Company’s Series 1A Preferred Stock to TubeSolar AG at a price of $1,000 per share.  On January 5, 2021, the Company received gross proceeds of $2,500,000 from this transaction.

On March 4, 2021, the Company entered into a securities purchase agreement to issue 75,000,000 shares of the Company’s Common Stock to Baybridge Capital Fund in a private placement at a per share price of $0.04. On March 9, 2021, the Company received gross proceeds of $3,000,000 from this transaction.

On August 2, 2021, the Company entered into a securities purchase agreement with BD 1 Investment Holding, LLC for the private placement of an aggregate of 666,666,672 shares of the Company’s common stock at a fixed price of $0.015 per share in two tranches of 333,333,336 shares in exchange for $5,000,000 of gross proceeds each. On September 2, 2021, the parties closed on the first tranche and, on November 5, 2021, the parties closed on the second tranche, receiving aggregate gross proceeds of $10,000,000.

On August 16, 2021, the Company issued to each of BD 1 Investment Holding, LLC and Nanyang Investment Management Pte. Ltd. an unsecured convertible promissory note with principal amount of $9,740,000 and $600,000, respectively, replacing a convertible promissory note with principal amount of $10,340,000 previously issued to BD 1 Investment Holding, LLC.

On January 3, 2021, the Company issued to each of BD 1 Investment Holding, LLC and Fleur Capital Pte. Ltd an unsecured convertible promissory note with principal amount of $8,740,000 and $1,000,000, respectively, replacing a convertible promissory note with principal amount of $9,740,000 previously issued to BD 1 Investment Holding, LLC.

On January 21, 2021, the Company issued to each of BD 1 Investment Holding, LLC and Nanyang Investment Management Pte. Ltd an unsecured convertible promissory note with principal amount of $7,740,000 and $1,000,000, respectively, replacing a convertible promissory note with principal amount of $8,740,000 previously issued to BD 1 Investment Holding, LLC.

The securities described above were deemed exempt from registration under the Securities Act in reliance upon Section 3(a)(9), Section 4(a)(2) or Regulation D of the Securities Act. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16. Exhibits and Financial Statement Schedules.

(a)	The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to our Registration Statement on Form SB-2 filed on January 23, 2006 (Reg. No. 333-131216))
3.2

Certificate of Amendment to the Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011)

3.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed February 11, 2014)
3.4

Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company, dated August 26, 2014. (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed September 2, 2014)

3.5

Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company, dated October 27, 2014 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K dated October 28, 2014)

3.6

Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company, dated December 22, 2014. (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K dated December 23, 2014)

3.7	Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed on February 17, 2009)
3.8	First Amendment to Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.3 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009)
3.9	Second Amendment to Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed January 25, 2013)
3.10	Third Amendment to Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed December 18, 2015)
3.11

Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company, dated May 26, 2016 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed June 2, 2016)

3.12

Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company, dated September 15, 2016 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed September 16, 2016)

3.13

Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company, dated March 16, 2017 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed March 17, 2017)

3.14

Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company, dated July 19, 2018 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed July 23, 2018)

3.15

Certificate of Designations of Preferences, Rights, and Limitations of Series 1A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed September 30, 2020)

3.16

Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company, dated September 23, 2021 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed September 24, 2021)

3.17

Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company, dated January 27, 2022 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed February 2, 2022)

4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form SB-2/A filed on June 6, 2006 (Reg. No. 333-131216))
4.2	Certificate of Designations of Series A Preferred Stock (filed as Exhibit 4.2 to our Registration Statement on Form S-3 filed July 1, 2013 (Reg. No. 333-189739))
4.3*	Form of Warrant
4.4*	Form of Representative’s Warrant
4.5*	Form of Warrant Agency Agreement between the Company and Computershare Trust Company, N.A.
5.1*	Opinion of Carroll Legal LLC
5.2*	Opinion of Loeb & Loeb LLP
10.1

Securities Purchase Agreement, dated January 17, 2006, between the Company and ITN Energy Systems, Inc. (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form SB-2 filed on January 23, 2006 (Reg. No. 333-131216))CTR

10.2

Invention and Trade Secret Assignment Agreement, dated January 17, 2006, between the Company and ITN Energy Systems, Inc. (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form SB-2 filed on January 23, 2006 (Reg. No. 333-131216))CTR

10.3

Patent Application Assignment Agreement, dated January 17, 2006, between the Company and ITN Energy Systems, Inc. (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form SB-2 filed on January 23, 2006 (Reg. No. 333-131216))

Exhibit No.	Description
10.4

License Agreement, dated January 17, 2006, between the Company and ITN Energy Systems, Inc. (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form SB-2 filed on January 23, 2006 (Reg. No. 333-131216))CTR

10.5

Letter Agreement, dated November 23, 2005, among the Company, ITN Energy Systems, Inc. and the University of Delaware (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form SB-2/A filed on May 26, 2006 (Reg. No. 333-131216))

10.6

License Agreement, dated November 21, 2006, between the Company and UD Technology Corporation (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on November 29, 2006)CTR

10.7

Novation Agreement, dated January 1, 2007, among the Company, ITN Energy Systems, Inc. and the United States Government (incorporated by reference to Exhibit 10.23 to our Annual Report on Form 10-KSB for the year ended December 31, 2006)

10.8†	Executive Employment Agreement, dated April 4, 2014, between the Company and Victor Lee (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on April 9, 2014) †
10.9†	Seventh Amended and Restated 2005 Stock Option Plan (incorporated by reference to Annex B of our definitive proxy statement dated April 22, 2016)†
10.10†	Seventh Amended and Restated 2008 Restricted Stock Plan & Stock Option Plan (incorporated by reference to Annex A of our definitive proxy statement dated April 22, 2016)†
10.11	Security Agreement dated November 30, 2017 (incorporated by reference to Exhibit 10.65 to our Annual Report on Form 10-K filed March 29, 2018)
10.12	Securities Purchase Agreement dated February 14, 2019 (incorporated by reference to Exhibit 10.98 to our Annual Report on Form 10-K filed on April 16, 2019)
10.13	Convertible Promissory Note dated February 14, 2019 (incorporated by reference to Exhibit 10.99 to our Annual Report on Form 10-K filed on April 16, 2019)
10.14	GS Capital Partners Convertible Redeemable Note dated February 22, 2019 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on February 28, 2019)
10.15	GS Capital Partners Securities Purchase Agreement dated February 22, 2019 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on February 28, 2019)
10.16	Securities Purchase Agreement dated March 7, 2019 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 13, 2019)
10.17	Convertible Promissory Note dated March 7, 2019 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on March 13, 2019)
10.18	Exchange Agreement I dated March 11, 2019 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 15, 2019)
10.19	Convertible Promissory Note dated March 11, 2019 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on March 15, 2019)
10.20	Exchange Agreement II dated March 11, 2019 (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on March 15, 2019)
10.21	Convertible Promissory Note dated March 11, 2019 (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on March 15, 2019)
10.22	Non-Convertible Promissory Note dated March 11, 2019 (incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on March 15, 2019)
10.23	Securities Purchase Agreement dated March 13, 2019 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 22, 2019)
10.24	Secured Convertible Promissory Note dated March 13, 2019 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on March 22, 2019)
10.25	Purchase and Sale Agreement dated April 12, 2019 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 18, 2019)
10.26	Securities Purchase Agreement dated May 2, 2019 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 8, 2019)
10.27	Convertible Promissory Note dated May 2, 2019 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on May 8, 2019)
10.28	Exchange Agreement dated May 2, 2019 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 8, 2019)
10.29	Convertible Promissory Note dated May 2, 2019 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on May 8, 2019)
10.30	Non-Convertible Promissory Note dated May 14, 2019 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 17, 2019)

Exhibit No.	Description
10.31	Non-Convertible Promissory Note dated July 8, 2019 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on July 12, 2019)
10.32	Exchange Agreement dated August 22, 2019 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 28, 2019)
10.33	Convertible Exchange Promissory Note dated August 22, 2019 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on August 28, 2019)
10.34	Non-Convertible Promissory Note dated August 22, 2019 (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on August 28, 2019)
10.35	Securities Purchase Agreement dated August 26, 2019 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 30, 2019)
10.36	Convertible Promissory Note dated August 26, 2019 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on August 30, 2019)
10.37	Non-Convertible Promissory Note dated September 9, 2019 (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on September 13, 2019)
10.38	Exchange Agreement dated October 22, 2019 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on November 12, 2019)
10.39	Convertible Exchange Promissory Note dated October 22, 2019 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on November 12, 2019)
10.40	Convertible Promissory Note dated June 9, 2020 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on June 22, 2020)
10.41	Unsecured Convertible Note dated November 27, 2020 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 4, 2020)
10.42	GI Exchange Agreement dated September 9, 2020 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 28, 2020)
10.43	GI Exchange Note dated September 9, 2020 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on December 28, 2020)
10.44	Series 1A Securities Purchase Agreement dated September 22, 2020 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 30, 2020)
10.45	BD1 Exchange Agreement dated December 18, 2020 (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on December 28, 2020)
10.46	BD1 Exchange Note dated December 18, 2020 ($160,000 principal) (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on December 28, 2020)
10.47	BD1 Exchange Note dated December 18, 2020 ($10,340,000 principal) (incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on December 28, 2020)
10.48	Amendment to Series 1A Securities Purchase Agreement dated December 31, 2020 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed January 6, 2021
10.49	Tranche 2 Series 1A Securities Purchase Agreement dated January 4, 2021 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed January 6, 2021)
10.50	Industrial Lease for 12300 Grant Street, Thornton, Colorado dated September 21, 2020 (incorporated by reference to Exhibit 10.50 to our Annual Report on Form 10-K filed January 29, 2021)
10.51	Common Stock Purchase Agreement dated March 4, 2021 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed March 10, 2021)
10.52	Settlement Agreement dated March 9, 2021 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed March 10, 2021)
10.53	Common Stock Securities Purchase Agreement dated August 2, 2021 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed August 5, 2021)
10.54+	Long-Term Supply and Joint Development Agreement dated September 15, 2021 (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed November 10, 2021)
23.1*	Consent of Haynie & Company
23.2*	Consent of Carroll Legal LLP (included in Exhibit 5.1)
23.3*	Consent of Loeb & Loeb LLP (included in Exhibit 5.2)
24.1**	Power of Attorney (included on the signature page of Form S-1 filed on February 2, 2022)

Exhibit No.	Description
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline document)
107*	Filing Fee Table

*	Filed herewith
**	Previously filed
***	To be filed by amendment
CTR	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.
†	Denotes management contract or compensatory plan or arrangement.
+

Certain portions of the exhibit have been omitted pursuant to Rule 601(b)(10) of Regulation S-K. The omitted information is (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
ii.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)

That for the purpose of determining any liability under the Securities Act of 1933 in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
iii.

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(5)

That for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:
(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Thornton, State of Colorado, on the 11th day of February, 2022.

ASCENT SOLAR TECHNOLOGIES, INC.

By:	/s/ Victor Lee
Name:	Lee Kong Hian (aka Victor Lee)
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Victor Lee	President & Chief Executive Officer and a Director	February 11, 2022
Lee Kong Hian (aka Victor Lee)	(Principal Executive Officer)

*	Chief Financial Officer	February 11, 2022
Michael J. Gilbreth	(Principal Accounting and Financial Officer)

*	Chairman of the Board of Directors	February 11, 2022
Amit Kumar, Ph.D.

*	Director	February 11, 2022
Will Clarke

*	Director	February 11, 2022
Kim J. Huntley

*	Director	February 11, 2022
David Peterson

By:	/s/ Victor Lee
Lee Kong Hian (aka Victor Lee)
Attorney-in-fact*